

Delivering Long-term Durable Growth

Innovation | Execution | Profitability

Teleflex™

Empowering the future of healthcare

2023 Annual Report

Financial Highlights

From Continuing Operations *(Dollars In Millions, Except Per Share Data)*

Net Revenues

2023
$2,974.5
6.6% Increase

2020	2021	2022
$2,537.2	$2,809.6	$2,791.0

Research and Development

2023
$154.4
0.4% Increase

2020	2021	2022
$119.7	$130.8	$153.8

Adjusted Earnings Per Share[1]

2023
$13.52
3.5% Increase

2020	2021	2022
$10.67	$13.33	$13.06

Net Cash Provided by Operating Activities

2023
$511.7
49.3% Increase

2020	2021	2022
$437.1	$652.1	$342.8



2023 Revenues by Geography

58%	20%	11%	11%
Americas	Europe, Middle East, and Africa	Asia Pacific	OEM



2023 Revenues by Product Profile

25%	65%	10%
High-Growth	Durable Core	Other

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[1] A table reconciling adjusted earnings per share to the most directly comparable GAAP measure can be found at the end of this Annual Report.

- Our "high-growth" portfolio is spread across several business units, and includes UroLift™, MANTA™, EZ-IO™, Barrigel™, and OnControl™, as well as hemostatic products, PICCS, and internal stapling.

- Our "durable core" portfolio includes Teleflex products outside of the "high-growth" and "other" categories.

- Our "other" category includes sales of respiratory products not included in the divestiture to Medline, as well as urology care products and revenues associated with the manufacturing and supply transition agreements we entered into in connection with the respiratory business divestiture.

Delivering Long-term Durable Growth

Innovation. Execution. Profitability.

Teleflex is delivering long-term durable growth by diligently executing our business strategy. This includes driving revenues, expanding our margins and earnings, optimizing our product portfolio, and advancing our corporate social responsibility and inclusivity initiatives. In the process, we are meeting or exceeding our growth targets, and we are generating increasing value for our shareholders, customers, and employees.







Innovation
sets us apart in our market.
We bring differentiated medical devices and technologies to regions around the globe, with a focus on providing value-added products that can help improve patient outcomes, reduce healthcare costs, and create efficiencies.

Execution
gives us a competitive advantage. We have an established track record for execution that cuts across our enterprise and brings a powerful combination of speed, efficiency, and discipline to all of our business activities.

Profitability
drives our continued growth.
We continuously invest in our future – from R&D, to technology, to M&A – and we exercise strong financial discipline, setting the stage for Teleflex to grow steadily and predictably over the long term.

ARROW™   DEKNATEL™   LMA™   Pilling™

RÜSCH™   QuikClot™   UROLIFT™   weck™

Teleflex has a strong and growing product portfolio that comprises many trusted names in medical technology, including Arrow™, Deknatel™, LMA™, Pilling™, Rüsch™, QuikClot™, UroLift™, and Weck™. Each of these brands holds a strong position within its market, founded on a reputation for delivering unique solutions and maintaining exceptional quality. Together, our brands help us to fulfill our core purpose of improving the health and quality of people's lives.

Dear Shareholders



In 2023, Teleflex delivered steady growth across our global product categories, reflecting the strength of our diversified business model and the value of our commitment to flawless execution. We enter 2024 firmly on track to achieve long-term durable growth.

Our 2023 Highlights:

- **We drove organic growth and innovation**, including launching new products in multiple business areas, and marketing our existing High-Growth products in new global markets.

- **We executed our M&A plan**, acquiring Palette Life Sciences AB and bringing its landmark Barrigel™ product to our Interventional Urology portfolio.

- **We expanded gross margin** by driving revenues, improving our product mix, maintaining our pricing discipline, and working to optimize our operations.

- **We continued to prioritize Corporate Social Responsibility (CSR)**, meeting new environmental benchmarks and enhancing our commitment to Diversity, Equity & Inclusion.

We made significant progress in executing the four tenets of our growth strategy, which include driving sustainable revenue growth, achieving margins and earnings expansion, optimizing our product portfolio, and advancing corporate social responsibility and an inclusive culture. The credit for our success belongs to our employees. Each day, Teleflex people around the world demonstrate a deep commitment to our corporate purpose of improving the health and quality of people's lives.

Their efforts set our company apart in the global market, and we would like to thank each of our employees for a job well done.

In 2023, we marked our 80th anniversary, commemorating a proud history of growth and innovation.

Driving Sustainable Revenue Growth

As a foundation for our growth strategy, we have classified our products into three categories: High-Growth, Durable Core, and Other. Our High-Growth products are in an early phase of market penetration and have an attractive long-term outlook. We are working to drive revenue by launching new High-Growth products and by introducing existing products into new markets. In 2023, we launched the ultrasound-based Arrow™ VPS Rhythm™ DLX Device with TipTracker™ Technology and the NaviCurve™ Stylet. These advanced devices are assisting clinicians in accurate PICC placement, while expanding our presence in the PICC market. We also introduced The UroLift™ System in China, and we made notable progress in advancing several other High-Growth products and line extensions through the regulatory process. We further increased revenues by developing and marketing products in our Durable Core category, which include established devices in our Interventional, Vascular Access, Surgical, Anesthesia, and OEM businesses.

Achieve Margins and Earnings Expansion

Our strategy for expanding margins and earnings includes driving revenue, implementing prudent pricing disciplines, and maintaining a balanced product mix. We also execute a range of cost improvement programs across our enterprise. Cost improvement is a continuous process that is embedded in our culture and relies on the efforts of every one of our employees. Over the past four years, we have generated cost savings by steadily improving our manufacturing processes to boost efficiency and decrease waste. In 2023, we continued these efforts, and we meaningfully reduced our utilities costs by using renewable energy sources.

Optimizing Our Product Portfolio

One of the ways we optimize our product portfolio is by executing our M&A strategy. In 2023, we strengthened our Interventional Urology business by acquiring Palette Life Sciences. This acquisition brought us several new products, including Barrigel™ rectal spacer, a Non-Animal Stabilized Hyaluronic Acid (NASHA) spacer designed to increase tumor control and improve quality of life in patients with prostate cancer.[2] We are committed to using our existing network of education, patient outreach, and clinical programs to promote Barrigel™ and to advance our leadership in the rapidly growing Interventional Urology market.

Advancing Corporate Social Responsibility

Our final strategic priority is to advance CSR and an inclusive culture. Our CSR accomplishments are outlined in our third Global Impact Report, which we published during 2023 and is available on our website. In addition to reviewing our CSR progress, the report establishes our program targets for the future. We also continue to take measures

to promote a diverse and inclusive culture, and in 2023, Teleflex was named to the Forbes Best Employers for Diversity, highlighting our deep commitment to this effort.

A Bright Future

We face a bright future. The global environment for healthcare largely stabilized in 2023, with medical utilization increasing in many world markets and hospital staffing rates improving. Overall supply chain pressures also began to ease year-over-year, and foreign exchange rates were favorable compared with 2022. Looking ahead, market demographics remain strong for our industry. In most developed countries, the number of people over the age of 65 continues to grow, driving higher utilization of healthcare products.

Teleflex is well prepared to excel in this environment. We have a strong and differentiated portfolio that is strategically diversified across products, healthcare sectors, and geographic regions. We have a highly experienced management team supported by a dedicated and motivated employee force. We have an established global infrastructure that positions us to manage a wide range of market challenges and efficiently meet customer demands. And we have a robust balance sheet, affording us the platform to maintain our M&A activities and pursue future growth. As we move ahead, we will work to leverage these strengths to accelerate our strategy to deliver long-term durable growth and to reward you—our valued shareholders—with increasing value.



Liam Kelly
Chairman, President and Chief Executive Officer



Thomas E. Powell
Executive Vice President and Chief Financial Officer

---

[2] Mariados NF, Orio PF, Schiffman Z, et al. Hyaluronic acid spacer for hypofractionated prostate radiation therapy: a randomized clinical trial. *JAMA Oncol*. 2023; e1-e8.

Empowering the Future of Healthcare

At Teleflex, we are committed to the singular purpose of improving the health and quality of people's lives, and we are working to accomplish this by empowering the future of healthcare. This means doing everything we can to support our employees, our brands, and our customers to reach their full potential. With this as our goal, we continuously develop and refine our portfolio both through organic growth and strategic acquisitions. We also provide in-depth clinical education programs that empower medical professionals to apply our advanced products and technologies in the best and most effective ways.

Management Team



(Pictured from top left to bottom right) **Daniel Price**, Corporate Vice President, Commercial Finance; **Jay White**, Corporate Vice President and President, Global Commercial; **Dominik Reterski**, Corporate Vice President, Quality Assurance/Regulatory Affairs; **Matt Tomkin**, Corporate Vice President, Corporate Development; **Howard Cyr**, Corporate Vice President and Chief Compliance Officer; **Daniel V. Logue**, Corporate Vice President, General Counsel and Secretary; **James Winters**, Corporate Vice President, Manufacturing and Supply Chain; **Cameron Hicks**, Corporate Vice President and Chief Human Resources Officer; **Karen Boylan**, Corporate Vice President, Global Strategic Projects; **Thomas E. Powell**, Executive Vice President and Chief Financial Officer; **Liam Kelly**, Chairman, President and Chief Executive Officer; **Michelle Fox**, Corporate Vice President and Chief Medical Officer; **John Deren**, Corporate Vice President and Chief Accounting Officer

Acquiring Value-Added Assets

Acquisitions have been vital to our growth, strengthening Teleflex through the addition of select products, technologies, and professionals. In 2023, we acquired Palette Life Sciences and its portfolio of Non-Animal Stabilized Hyaluronic Acid (NASHA) products, including Barrigel™ rectal spacer, a NASHA spacer designed to reduce radiation delivered to the rectum during prostate cancer radiation therapy. This acquisition leverages our existing support platform – including education, patient outreach, and clinical programs – to bring differentiated technology to urologists, radiation oncologists, and related specialties while advancing our leadership in the Interventional Urology market.

Innovating Breakthrough Products

Our longstanding commitment to innovation has yielded a broad portfolio of next-generation products, backed by a steady pipeline for the future. Our innovation progress in 2023 includes:



QuikClot Control+™ Hemostatic Device

A proprietary hemostatic technology specially formulated to control severe internal bleeding, the QuikClot Control+™ device has primarily been used in emergency, military, and trauma settings. In 2023, we received FDA clearance for clinicians to expand use of this product to control all bleeding in cardiac surgical procedures, including mild to moderate bleeding, and bone surface bleeding following sternotomy.



Arrow™ VPS Rhythm™ DLX Device and NaviCurve™ Stylet

Released in 2023, our next-generation VPS Rhythm® DLX Device with TipTracker™ Technology uses ultrasound, eliminating the need for an X-ray to confirm proper placement. This helps clinicians to move seamlessly from ultrasound vessel assessment through PICC navigation, to final tip confirmation. When paired with the NaviCurve™ Stylet, which delivers innovative tip navigation and location technologies, this device enables more efficient and predictable PICC placement.[3]



Wattson™ Temporary Pacing Guidewire

The first commercially available bipolar temporary pacing guidewire designed specifically for use during balloon aortic valvuloplasty (BAV) and transcatheter aortic valve replacement (TAVR) procedures, the Wattson™ Temporary Pacing Guidewire is engineered to help reduce the risk of ventricular perforation while providing confidence in capture during rapid pacing. We received FDA clearance for this product in 2023.

Knowledge is Power

Educating medical specialists on the safe and effective use of our products is a vital means of helping to improve patient outcomes. Our Clinical and Medical Affairs unit hosted a Teleflex Cadaver Lab that provided training on the EZ-IO™ System and QuikClot™ Hemostatic Dressing to trauma surgeons, emergency medicine physicians, nurses, and medics. In doing so, we received feedback from a paramedic who was able to put the training to use in the field. The paramedic shared with us that, several days after attending the EZ-IO System training, he was called to attend to a one-year-old in cardiac arrest. Upon assessing the patient's condition, the paramedic utilized the EZ-IO, which was successful in gaining vascular access for administration of fluids and medications and in helping lead to the successful resuscitation of this patient.

[3] D041679: IMH Benchtop Stylet Advancement in a Simulated Use Anatomical Model of NaviCurve™. Product Stylet/PICC Assemblies.

Improving the Health and Quality of People's Lives



"Teleflex employees come to work with the knowledge that they are changing lives for the better. From procuring raw material, to assembly, packaging, and distribution, we perform high-value activities that make a difference to our customers."

James Winters, Corporate Vice President, Manufacturing and Supply Chain

In 2023, raw materials shortages and supplier disruptions impacted our entire industry. Our team responded with agility, flexibility, and a commitment to flawless execution. Moreover, our business was exceptionally well prepared to meet these challenges as a result of our past investments. In 2022, we had embarked on a rigorous and comprehensive program to increase resilience across our supply chain. We developed a playbook that enabled us to assess the supply chain needs of each of our high-growth products, and we used this data to implement specific strategies to drive resilience, including leveraging our vertical integration capabilities, and exploring dual sourcing agreements with alternate suppliers. In 2023, the value of these efforts was clear. Despite the year's challenges, we not only maintained our same-day shipment policy, but we delivered the best fulfillment metrics in our history since becoming a pure-play medical device company.

The credit for our success belongs to our highly engaged employees who truly set us apart in the marketplace. When some of our suppliers struggled with workforce shortages, we partnered with them, providing support until they were able to address these shortages.

We are deeply committed to supporting our employees by providing a rewarding work environment. This includes excellent growth opportunities, training, and incentives, as well as diversity and inclusivity programs at all of our manufacturing and distribution sites, backed by a robust environmental platform.

Another key factor in our success is our practice of staying ahead of our industry and anticipating customer needs. A prime example is our commitment to investing in analytics and automation. Analytics is a true differentiator for Teleflex that helps to prepare us for disruptions in the global supply chain and insulate our business from the impact of these disruptions. We use advanced technology to track shipments moving around the world in real-time and to accurately predict port congestion, enabling us to plan accordingly and provide exceptional customer service. We also continue to automate key manufacturing processes. In 2023, we developed the first iteration of a new state-of-the-art inspection system at one of our facilities that leverages artificial intelligence technology.

We Don't Ship Brown Boxes — We Improve the Health and Quality of People's Lives

Our employees are our greatest asset, and we work hard to ensure they are united in fulfilling our purpose. In 2023, our Clinical and Medical Affairs team conducted a "Living Quality" training program in Chihuahua, Mexico for 299 Teleflex Supply Chain employees, walking them through the process of what happens when a surgeon opens one of the kits they produce. We demonstrated how the kits are used in a real situation and explained the function of each component, highlighting the consequences of missing or faulty devices. This exercise emphasized the importance of quality control and reinforced the value of our work. It also brought the words of our Supply Chain mantra and the Teleflex purpose to life: "We don't ship brown boxes — we improve the health and quality of people's lives."



"We are making strategic investments in products, people, and operations that position Teleflex as a global leader in our market."

Roger Graham, President and General Manager, Interventional

Our business excelled in 2023, despite supply chain disruptions that impacted our entire industry. We drew on Teleflex's vertically integrated structure to meet market demand, and we collaborated with our global supply chain and operations functions to source new suppliers. As a result, we captured increased market share and converted several competitive accounts to Teleflex customers. In addition, our business generated exceptional year-over-year revenue growth, exceeding our expectations. We also continued to invest in our future. This included launching new products, and building our sales and marketing programs to attract top-tier professionals. As we move forward, we are working to strengthen our supply chain, optimize our portfolio, and create new operational efficiencies in order to ensure that Teleflex remains a preferred partner for interventional specialists worldwide.



"Our success is built on the combined efforts of Teleflex employees around the globe who are united in their passion for our mission."

James Ferguson, President and General Manager, Surgical

Our Surgical business includes two franchises – core and bariatrics – enabling us to offset challenges in any one area and deliver balanced performance. This structure proved to be a clear competitive advantage in 2023, when our bariatrics franchise was impacted by an industry-wide decline in procedure volume due to GLP1 drugs. While we maintained our competitive standing, our bariatrics performance remained in line with the market. However, our core franchise delivered strong results with the backing of a commitment to provide exceptional service to our customers. We leveraged our in-house procurement network in combination with our vertically integrated structure to meet customer demand and deliver exceptional performance. For 2024, we are working to strengthen our bariatrics franchise by producing relevant research, launching new products, and emphasizing execution. We are also implementing pricing and business optimization strategies that maximize the value of our overall portfolio.



"Teleflex is on the forefront of bringing protected catheters to the market, with advanced products and clinical education programs in every category."

Lisa Kudlacz, President and General Manager, Vascular

We had a strong year in 2023, launching new products and developing a robust pipeline for the future. As clinical needs increase, the markets we serve are changing, and we are adapting our business accordingly. A prime example is our focus on helping hospitals to reduce catheter-related line infections. Teleflex is committed to continuous innovation of our line of protected catheters, ensuring we lead the effort to provide protected lines in every category we serve. Through an evolving combination of products and education, we are partnering with our customers to help minimize patient infections and navigate related challenges. In 2023, we advanced this goal, launching a new pressure injectable protected midline. We also continue to release PICC products that support patient safety, including our Arrow™ VPS Rhythm™ DLX Device with TipTracker™ Technology and the Arrow™ PICC NaviCurve™ Stylet, which integrates ultrasound to help enable accurate PICC placement.

Executing Our Growth Strategy

At Teleflex, our purpose is to improve the health and quality of people's lives. We recognize that the only way we can deliver on this purpose is to drive growth that is strong, sustainable, and durable. Our commitment to this touches every aspect of our business, and it unites our 14,500 employees worldwide.

APAC

The vast and rapidly growing APAC market holds both diverse challenges and diverse opportunities. China, which accounts for more than one-third of our APAC business, experienced unique pressures in 2023, including a slow emergence from COVID-19 restrictions and government-regulated pricing pressure. Throughout the rest of Asia, regulatory bodies increased their data requirements, intensifying our approval processes for new products. Despite these hurdles, we outpaced many in our industry in 2023, posting 18% constant currency revenue growth compared with 2022. Moreover, this performance was broad based, with all six of our APAC regions meeting or exceeding plan for the first time in our history. We are committed to accelerating this momentum by executing the key tenets of our business plan, which include launching our High-Growth products in new regions, maintaining strict pricing discipline, implementing our direct market strategy in additional geographies, and investing in new clinical and sales training modules. In all of these activities, we will continue to emphasize the commitment to exceptional execution that is a Teleflex standard.



"APAC is a powerful growth driver for Teleflex, and we are executing a clear and methodical strategy to increase our momentum."

Praneet Mehrotra
President, APAC

Together, we are engaged in a continuous effort to make Teleflex the most trusted partner in the global healthcare space.

EMEA

Businesses around the world experienced supply chain pressures in 2023, and EMEA was no exception. We also faced an increasingly intense regulatory environment, coupled with conflicts in Ukraine and Israel. Despite these challenges, we delivered exceptional results, posting steady growth compared with 2022. This reflected especially strong performance in our Vascular Access, Urology, and EMS Intraosseous businesses. In addition to these results, we continued to make a difference, responding to the global humanitarian crisis within the EMEA region by providing humanitarian organizations with our market-leading devices for emergency care. As we move into 2024, we are focused on delivering a premier customer experience. This includes leveraging our EMEA Customer Experience program to provide customers with access to our myteleflex.com self-help E-commerce portal, as well as increasing our commercial and clinical emphasis on our High-Growth franchises. We also plan to launch several products and line extensions in key European markets, including Titan SGS™ and QuikClot Control+™.



"Our growth is accelerating, driven by our extensive product portfolio and our teams of highly skilled commercial and functional professionals who share a true commitment to excellence."

Matt James
President, EMEA

OEM

In 2023, our OEM team skillfully managed global supply chain and staffing pressures, while expanding our customer base and delivering excellent results. This performance showcased the value of our commitment to staying in front of the needs of our market – a commitment that comes to life in our network of EPIC Medtec™ Centers. Our EPIC Medtec™ Centers employ a highly disciplined, data-driven development process that upholds strict standards of design for manufacturability. Relying on advanced technology, the experts in our EPIC Medtec™ Centers can go from concept to prototype in just hours, eliminating months of trial and effort. We intentionally design products that leverage Teleflex's vertically integrated structure, enabling us to source materials internally and to control every facet of the development process, including assembly and distribution. The result is a predictable, cost-effective and efficient process that yields relevant, high-quality products. We move ahead with excitement. Customers are increasingly coming to Teleflex with large, transformational projects that require significant trust, and we believe there has never been a better time to operate in this space. We are committed to continuing to stay in front of our market and helping our customers achieve new capabilities.



"We literally obsess over our customers' projects. Our people truly understand the importance of what we do, and they are fully committed to executing every task with excellence."

Greg Stotts
President and General Manager, OEM

Investing in a Sustainable Future

Teleflex is a powerful global leader in the medical device industry with a broad portfolio of differentiated products and an abiding purpose to improve the health and quality of people's lives. Our purpose comes to life through our Corporate Social Responsibility (CSR) program, which sets clear standards to quantify our impact in the areas of governance, sustainability, and society. Our commitment to CSR builds trust with our employees, patients, customers, and investors. Moreover, it improves our ability to manage risk and reduce costs, and it benefits the communities where we live and work.

Our CSR program is founded on four pillars, which provide a framework for us to set and achieve clear goals. These include:



Ethics & Governance

including strong business ethics and exceptional compliance standards. These principles influence our interactions with all of our constituents and drive us to uphold strict standards for security and privacy.

Planet & Environment

based on our Zero Harm vision, which inspires us to make ecologically responsible business decisions, from taking measures to reduce waste and minimize emissions, to employing best practices for sustainable procurement.

People

which ranges from providing meaningful professional development opportunities, to prioritizing employee health, to promoting diversity and inclusion. In 2023, Teleflex was once again named to the Forbes Best Employers for Diversity, validating our commitment to this vital issue.

Community & Sustainable Healthcare

including funding education and research programs that support clinicians and promote the most effective use of our products. We also conduct a range of philanthropic activities, and we provide humanitarian aid through several vehicles.





Our Core Values

Our Core Values are centered around people, and they highlight the strengths that define Teleflex, including an entrepreneurial spirit, a dedication to building and maintaining trust, and a commitment to cultivating a fun work environment. We integrate our Core Values into everything we do, and they are a key element in our recruitment efforts, as well as our training, and employee recognition programs. Our deep commitment to our Core Values encourages our entire global employee team to "live" them in every interaction, at every one of our global sites, every day.

Board of Directors



(Pictured from top left to bottom right) **Jaewon Ryu, M.D.**[1], President and Chief Executive Officer, Geisinger; **Stuart A. Randle**[1,2], Retired Chief Executive Officer, Ivenix, Inc., Compensation Committee Chair; **Andrew A. Krakauer**[1], Retired Chief Executive Officer, Cantel Medical Corp.; **Neena M. Patil**[2], Chief Legal Officer and Executive Vice President, Legal and Corporate Affairs, Jazz Pharmaceuticals plc; **John C. Heinmiller**[3], Retired Executive Vice President and Chief Financial Officer, St. Jude Medical; **Candace H. Duncan**[3], Retired Managing Partner, KPMG LLP, Audit Committee Chair; **Liam Kelly**, Chairman, President and Chief Executive Officer, Teleflex Incorporated; **Stephen K. Klasko, M.D.**[2], Retired President and Chief Executive Officer, Thomas Jefferson University and Jefferson Health, Lead Director of the Board and Nominating and Governance Committee Chair; **Gretchen R. Haggerty**[3], Retired Executive Vice President and Chief Financial Officer, United States Steel Corp.

Board Committees: *1 Compensation, 2 Nominating and Governance, 3 Audit*

Teleflex Chairman's Award

The Teleflex Chairman's Award is given annually to select employees who are nominated by their peers for exemplifying our Core Values in the workplace. Our 2023 award winners are:



Alex Gordon, Director of R&D, Interventional Urology, Pleasanton, California
Alex led the R&D team in developing improvements to the UroLift™ System. His innovative design approach yielded advances which the team quickly translated into highly functional prototypes that enabled users to evaluate and test real-world applications. In addition to providing exceptional leadership, Alex is recognized for motivating his employees to deliver top performance.



Divya Raman, Head of Medical Device Regulation (MDR), Maple Grove, Minnesota
Divya was tasked with leading the Interventional Business Unit's transition to the MDR compliance program. She developed and implemented a comprehensive plan that generated excellent results, and she introduced financial controls that significantly reduced the planned costs of this effort. Divya also took the initiative to establish MDR compliance training protocols, ensuring alignment across Teleflex.



Kristi Flowers, Distribution Center Supervisor, NADC, Olive Branch, Mississippi
Kristi demonstrated compassion and initiative by leading the effort to establish an accessibility program within NADC. This program encouraged individuals with disabilities to join Teleflex by removing barriers to entry and enabling accessible training and integration into the NADC team. What started as a one-person pilot program has expanded to encompass 14 individuals who are building careers at Teleflex while advancing our corporate mission.

Regional Diversity, Equity and Inclusion Council Chairs



(Pictured from left to right) **Shanté Demary** (US & Canada), **Ruby Liu** (APAC), **Sunny Sohal** (EMEA), **Israel Rinza** (Latin America)

Each member of this team has demonstrated outstanding leadership skills in chairing our newly established Regional DEI Councils. These leaders have diligently promoted diversity, fostered creativity, and facilitated the sharing of best practices on a global scale. Their dedication has yielded tangible results, including marked improvements in gender diversity, expanded and meaningful Employee Resource Groups, and overwhelmingly positive feedback from employees.

The Mechanical Circulatory Support Clinical (MCSC) Team



(Pictured from left to right) **Michael Blunck, Julie Van Horn, Elizabeth "Jean" Pitner, Jamie Collins, Kacey Dee, Stephanie Mattingly, Robin Zappacosta, Taner Tunca,** (Maple Grove, Minnesota, and Canada)

When market developments resulted in severe supply constraints, Teleflex became the sole supplier of life-saving intra-aortic balloon pumps. Our team quickly implemented a plan to support new customers through this crisis. We also drove growth, converting key customers to Teleflex accounts.



Empowering the future of healthcare

Form 10K
For the fiscal year ended
December 31, 2023

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____ to _____.

Commission file number 1-5353

TELEFLEX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**23-1147939**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer identification no.)**
550 East Swedesford Road, Suite 400, Wayne, Pennsylvania	**19087**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (610) 225-6800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	TFX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨ ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the Common Stock of the registrant held by non-affiliates of the registrant 23,278,479 shares on July 2, 2023 (the last business day of the registrant's most recently completed fiscal second quarter) was $5,634,090,327[1]. The aggregate market value was computed by reference to the closing price of the Common Stock on such date, as reported by the New York Stock Exchange.

The registrant had 47,056,482 shares of Common Stock outstanding as of February 20, 2024.

DOCUMENT INCORPORATED BY REFERENCE:

Certain provisions of the registrant's definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, to be filed within 120 days of the close of the registrant's fiscal year, are incorporated by reference in Part III hereof.

(1) For purposes of this computation only, the registrant has defined "affiliate" as including executive officers and directors of the registrant and owners of more than five percent of the common stock of the registrant, without conceding that all such persons are "affiliates" for purposes of the federal securities laws.

TELEFLEX INCORPORATED
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023
TABLE OF CONTENTS

Information Concerning Forward-Looking Statements

All statements made in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "should," "guidance," "potential," "continue," "project," "forecast," "confident," "prospects" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. These statements are not guarantees of future performance and are subject to risks and uncertainties, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including:

- changes in business relationships with and purchases by or from major customers or suppliers;

- delays or cancellations in shipments;

- demand for and market acceptance of new and existing products;

- the impact of inflation and disruptions in our global supply chain on us and our suppliers (particularly sole-source suppliers and providers of sterilization services), including fluctuations in the cost and availability of resins and other raw materials, as well as certain components, used in the production or sterilization of our products, transportation constraints and delays, product shortages, energy shortages or increased energy costs, labor shortages in the United States and elsewhere, and increased operating and labor costs;

- our inability to integrate acquired businesses into our operations, realize planned synergies and operate such businesses profitably in accordance with our expectations;

- our inability to effectively execute our restructuring programs;

- our inability to realize anticipated savings resulting from restructuring plans and programs;

- the impact of enacted healthcare reform legislation and proposals to amend, replace or repeal the legislation;

- changes in Medicare, Medicaid and third-party coverage and reimbursements;

- the impact of tax legislation and related regulations;

- competitive market conditions and resulting effects on revenues and pricing;

- global economic factors, including currency exchange rates, interest rates, trade disputes, sovereign debt issues and international conflicts and hostilities, such as the ongoing conflicts between Russia and Ukraine and in the Middle East;

- public health epidemics and pandemics, such as COVID-19;

- difficulties entering new markets; and

- general economic conditions.

For a further discussion of the risks relating to our business, see Item 1A, "Risk Factors" in this Annual Report on Form 10-K. We expressly disclaim any obligation to update these forward-looking statements, except as otherwise explicitly stated by us or as required by law or regulation.

PART I

ITEM 1. *BUSINESS*

Teleflex Incorporated is referred to herein as "we," "us," "our," "Teleflex" and the "Company."

THE COMPANY

Teleflex is a global provider of medical technology products that enhance clinical benefits, improve patient and provider safety and reduce total procedural costs. We primarily design, develop, manufacture and supply single-use medical devices used by hospitals and healthcare providers for common diagnostic and therapeutic procedures in critical care and surgical applications. We market and sell our products to hospitals and healthcare providers worldwide through a combination of our direct sales force and distributors. Because our products are used in numerous markets and for a variety of procedures, we are not dependent upon any one end-market or procedure. Our major manufacturing operations are located in the Czech Republic, Malaysia, Mexico and the United States (the "U.S.").

We are focused on achieving consistent, sustainable and profitable growth and improving our financial performance by increasing our market share and improving our operating efficiencies through:

- development of new products and product line extensions;

- investment in new technologies and broadening the application of our existing technologies;

- expansion of the use of our products in existing markets and introduction of our products into new geographic markets;

- achievement of economies of scale as we continue to expand by utilizing our direct sales force and distribution network to sell new products, as well as by increasing efficiencies in our sales and marketing organizations, research and development activities and manufacturing and distribution facilities; and

- expansion of our product portfolio through select acquisitions, licensing arrangements and business partnerships that enhance, expand or expedite our development initiatives or our ability to increase our market share.

Our research and development capabilities, commitment to engineering excellence and focus on low-cost manufacturing enable us to bring to market cost effective, innovative products that improve the safety, efficacy and quality of healthcare. Our research and development initiatives focus on developing these products for both existing and new therapeutic applications, as well as developing enhancements to, and product line extensions of, existing products. Our portfolio of existing products and products under development consists primarily of Class I and Class II medical devices, most of which require 510(k) clearance by the U.S. Food and Drug Administration ("FDA") for sale in the U.S., and some of which are exempt from the requirement to obtain 510(k) clearance. We believe that seeking 510(k) clearance or qualifying for 510(k)-exempt status reduces our research and development costs and risks, and typically results in a shorter timetable for new product introductions as compared to the premarket approval, or PMA, process that would be required for Class III medical devices. See "Government Regulation" below for additional information.

HISTORY AND RECENT DEVELOPMENTS

Teleflex was founded in 1943 as a manufacturer of precision mechanical push/pull controls for military aircraft. From this original single market, single product orientation, we expanded and evolved through entries into new businesses, development of new products, introduction of products into new geographic or end-markets and acquisitions and dispositions of businesses. Throughout our history, we have continually focused on providing innovative, technology-driven, specialty-engineered products that help our customers meet their business requirements.

Beginning in 2007, we significantly changed the composition of our portfolio of businesses, expanding our presence in the medical device industry, while divesting all of our other businesses, which served the aerospace, automotive, industrial and marine markets. Following the divestitures of our marine business and cargo container and systems businesses in 2011, we became exclusively a medical device company.

In 2017, we completed two large scale acquisitions: NeoTract, Inc. ("NeoTract") and Vascular Solutions, Inc. ("Vascular Solutions"). NeoTract was a medical device company that developed and commercialized the UroLift System, a minimally invasive medical device for treating lower urinary tract symptoms due to benign prostatic hyperplasia, or BPH. Vascular Solutions was a medical device company that developed and marketed clinical products for use in minimally invasive coronary and peripheral vascular procedures.

In 2021, we divested certain product lines within our global respiratory product portfolio to Medline Industries, Inc. ("Medline") (the "Respiratory business divestiture"). We completed the initial phase of the Respiratory business divestiture on June 28, 2021. The second and final phase of the Respiratory business divestiture was completed in December 2023 with the transfer of certain additional manufacturing assets to Medline.

See "Our Products" below and Note 4 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

We expect to continue to increase the size of our business through a combination of acquisitions and organic growth initiatives. In addition, we may identify further opportunities to expand our margins through strategic divestitures of existing businesses and product lines that no longer meet our objectives.

Restructuring programs

We continue to execute our footprint realignment and other restructuring programs designed to improve efficiencies in our manufacturing and distribution facilities and, to a lesser extent, our sales and marketing and research and development organizations. See Note 5 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

OUR SEGMENTS

We have four segments: Americas, EMEA (Europe, the Middle East and Africa), Asia (Asia Pacific) and OEM (Original Equipment Manufacturer and Development Services).

Each of our three geographic segments provides a comprehensive portfolio of medical technology products used by hospitals and healthcare providers. However, certain of our products are more heavily concentrated within certain segments. For example, most of our urology products are sold by our EMEA segment and most of our interventional urology products are sold by our Americas segment. Our product portfolio is described in the products section below.

Our OEM segment designs, manufactures and supplies devices and instruments for other medical device manufacturers. Our OEM division, which includes the TFX Medical OEM, TFX OEM, Deknatel and HPC Medical brands, provides custom extrusions, micro-diameter film-cast tubing, diagnostic and interventional catheters, balloons and balloon catheters, film-insulated fine wire, coated mandrel wire, conductors, sheath/dilator introducers, specialized sutures and performance fibers, bioabsorbable sutures, yarns and resins.

The following charts depict our net revenues by reportable operating segment as a percentage of our total consolidated net revenues for the years ended December 31, 2023, 2022 and 2021:



OUR PRODUCTS

Our product categories within our geographic segments include vascular access, anesthesia, interventional, surgical, interventional urology, respiratory and urology. Each of these categories and the key products sold therein are described in more detail below.

Vascular Access: Our Vascular Access product category offers devices that facilitate a variety of critical care therapies and other applications with a focus on helping reduce vascular-related complications. These products primarily consist of our Arrow branded catheters, catheter navigation and tip positioning systems and our intraosseous, or in the bone, access systems.

Our catheters are used in a wide range of procedures, including the administration of intravenous therapies, the measurement of blood pressure and the withdrawal of blood samples through a single puncture site. Many of our catheters provide antimicrobial and antithrombogenic protection technology that has been shown to reduce the risk of catheter related bloodstream infections and microbial colonization and thrombus accumulation on catheter surfaces.

Our intraosseous access systems are designed for the delivery of medications and fluids when intravenous access is difficult to obtain in emergent, urgent or medically necessary cases. Our products offer a method for vascular access that can be administered quickly and effectively in the hospital and pre-hospital environments and include the EZ-IO Intraosseous Vascular Access System and Arrow FAST1 Sternal Intraosseous Infusion System.

Interventional: Our Interventional product category offers devices that facilitate a variety of applications to diagnose and deliver treatment of coronary and peripheral vascular disease. These products primarily consist of a variety of coronary catheters, structural heart support devices, peripheral intervention products and mechanical circulatory support platform used by interventional cardiologists, interventional radiologists and vascular surgeons. Clinical benefits of our products include increased vein and artery access, post-procedure closure, and increased support during complex medical procedures. Our primary product offerings consist of a portfolio of Arrow branded intra-aortic balloon pumps and catheters, GuideLiner, Turnpike and TrapLiner catheters, the MANTA Vascular Closure device and Arrow OnControl powered bone biopsy system.

Anesthesia: Our Anesthesia product category is comprised of airway, pain management and hemostatic product lines that support hospital, emergency medicine and military channels.

Our airway management products and related devices are designed to enable use of standard and advanced anesthesia techniques in both pre-hospital emergency and hospital settings. Our key products include laryngoscopes, supraglottic airways, endotracheal tubes and atomization devices, which are branded under our LMA, Rusch and MAD trade names.

Our pain management product line includes epidurals, catheters and disposable pain pumps for regional anesthesia, designed to improve patients' post-operative pain experience, which are branded under our Arrow trade name.

Our hemostatic products accelerate the body's natural clotting cascade and are used in trauma situations where bleeding is difficult to control. The portfolio consists of external hemostats used by first responders, interventional products used in the catheter lab, and trauma products used by trauma surgeons, which are branded under our QuikClot trade name.

Surgical: Our Surgical product category consists of single-use and reusable devices designed for use in a variety of surgical procedures. These products primarily consist of metal and polymer ligating clips, fascial closure surgical systems used in laparoscopic surgical procedures, percutaneous surgical systems, a powered bariatric stapler, and other surgical instruments used in Ear, Nose and Throat and Cardio-Vascular and Thoracic procedures. Our significant surgical brands include Weck, MiniLap, Pleur-Evac, Deknatel, KMedic, Pilling and Titan SGS.

Interventional Urology: Our Interventional Urology product category includes the UroLift System, a minimally invasive technology for treating lower urinary tract symptoms due to benign prostatic hyperplasia, or BPH. The UroLift System involves the placement of permanent implants, typically through a transurethral outpatient procedure, that hold the prostate lobes apart to relieve compression on the urethra without cutting, heating or removing prostate tissue. In 2023, we expanded our product portfolio with the acquisition of Palette Life Sciences AB ("Palette"), which adds a portfolio of hyaluronic acid gel-based products primarily utilized in the treatment of urological diseases, including Barrigel, a rectal spacing product used in connection with radiation therapy treatment of prostate cancer. Our Interventional Urology product portfolio is most heavily weighted in our Americas segment.

Respiratory: Our respiratory products are used in a variety of care settings and primarily consist of humidification and oxygen therapy products. This product category previously included aerosol therapy, spirometry and ventilation management products, as well as certain other oxygen therapy products, all of which were included in the Respiratory business divestiture.

Urology: Our urology product portfolio provides bladder management for patients in the hospital and individuals in the home care markets. The product portfolio consists principally of a wide range of catheters (including Foley and intermittent), urine collectors, catheterization accessories and products for operative endourology, which are marketed under the Teleflex and Rusch brand names. Our urology product portfolio is most heavily weighted in our EMEA segment.

OUR MARKETS

We generally serve three end-markets: hospitals and healthcare providers, medical device manufacturers and home care. These markets are affected by a number of factors, including demographics, utilization and reimbursement patterns. The following charts depict the percentage of net revenues for the years ended December 31, 2023, 2022 and 2021 derived from each of our end markets:



GOVERNMENT REGULATION

We are subject to comprehensive government regulation both within and outside the U.S. relating to the development, manufacture, sale and distribution of our products.

Regulation of Medical Devices in the U.S.

All of our medical devices manufactured or distributed in the U.S. are subject to requirements set forth by the Federal Food, Drug, and Cosmetic Act ("FDC Act") and regulations promulgated by the FDA under the FDC Act, which are enforced by the FDA. The FDA and, in some cases, other government agencies administer requirements for the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, servicing, marketing, importing and exporting of all finished devices intended for human use. Additional FDA requirements include premarket clearance and approval, advertising and promotion, distribution and post-market surveillance of our medical devices and establishment of registration and device listing for our facilities.

Unless an exemption, pre-amendment grandfather status (that is, medical devices legally marketed in the U.S. before May 28, 1976) or FDA enforcement discretion applies, each medical device that we market in the U.S. must first receive either clearance as a Class I or, typically, a Class II device (after submitting a premarket notification ("510(k)") or approval as a Class III device (after filing a premarket approval application ("PMA")) from the FDA pursuant to the FDC Act. To obtain 510(k) clearance, a manufacturer must demonstrate to the FDA that the proposed device is substantially equivalent to a legally marketed device (a 510(k)-cleared device, a pre-amendment device for which FDA has not called for PMAs or a device with a de novo authorization), referred to as the "predicate device." Substantial equivalence is established by the applicant showing that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics or has been shown to be equally safe and effective and does not raise different questions of safety and effectiveness as compared to the predicate device. The FDA's 510(k) clearance process requires regulatory competence to execute and usually takes four to nine months, but it can last longer. A device that is not eligible for the 510(k) process because there is no predicate device may be reviewed by the FDA through the de novo process (the process for granting marketing authorization when no substantially equivalent device exists) if the FDA agrees it is a low to moderate risk device. A device that is not exempt from premarket review and is not eligible for 510(k) clearance or de novo authorization is categorized as Class III and must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA's satisfaction. The process of obtaining PMA approval also requires specific regulatory competence and is more costly, lengthy and uncertain than the 510(k) or de novo processes. The PMA process generally takes from one to three years or even longer. Our portfolio of existing products and pipeline of potential new products consist primarily of Class I (510(k) exempt) and Class II devices that require 510(k) clearance, although a few are 510(k)-exempt. In addition, certain modifications made to devices after they receive clearance or approval may require a new 510(k) clearance or approval of a PMA or PMA supplement. We cannot be sure that 510(k) clearance or PMA approval will be obtained in a timely matter if at all for any device that we propose to market.

A clinical trial is almost always required to support a PMA application and is sometimes required for a 510(k) clearance or a de novo authorization. The sponsor of a clinical trial must comply with and conduct the study in accordance with the applicable federal regulations, including the FDA's requirements for investigational device exemption ("IDE") requirements and good clinical practice ("GCP"). Clinical trials must also be approved, and are subject to continuing oversight, by an institutional review board ("IRB"), which is an appropriately constituted group that has been formally designated to review biomedical research involving human subjects and which has the authority to approve, require modifications to, or disapprove research to protect the rights, safety, and welfare of human research subjects. The FDA may order the temporary or permanent hold or discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. An IRB may also require the clinical trial to be halted at a given clinical trial site for failure to comply with the IRB's requirements or to adequately ensure the protection of human subjects, or may impose other conditions. Conducting medical device clinical trials is a complex and costly activity and frequently requires the use of outsourced resources that specialize in planning, conducting and/or monitoring the clinical trial for the medical device manufacturer.

A device placed on the market must comply with numerous regulatory requirements. Those regulatory requirements include, but are not limited to, the following:

• device listing and establishment registration;

• adherence to the Quality System Regulation ("QSR"), which requires stringent design, testing, control, documentation, complaint handling and other quality assurance procedures;

• labeling, including advertising and promotion, requirements;

• unique device identifier ("UDI") requirements for device labels, packaging, and, for certain reusable devices, direct marking of certain reusable devices and for submission of information to FDA's Global Unique Device Identification Database ("GUDID");

• prohibitions against the promotion of off-label uses or indications;

• adverse event and malfunction reporting (Medical Device Reports or "MDRs");

• post-approval restrictions or conditions, potentially including post-approval clinical trials or other required testing;

• post-market surveillance requirements;

• the FDA's recall authority, whereby it can require or request the recall of products from the market; and

• reporting and documentation of voluntary corrections or removals.

Certain of our medical devices are sold in kits that include a drug component, such as lidocaine. These types of kits are generally regulated as combination products within the Center for Devices and Radiological Health ("CDRH") under the device regulations because the device provides the primary mode of action of the kit. Although the kit as a whole is regulated as a medical device, it may be subject to certain drug requirements such as current good manufacturing practices ("cGMPs") and adverse drug experience reporting requirements, to the extent applicable to the drug-component repackaging activities and subject to inspection to verify compliance with cGMPs as well as other regulatory requirements.

Our manufacturing facilities, as well as those of certain of our suppliers, are subject to periodic and for-cause inspections by FDA personnel to verify compliance with the QSR (21 CFR Part 820) as well as other regulatory requirements. Similar inspections and audits are performed by Notified Bodies to verify compliance to applicable

ISO standards (e.g. ISO 13485:2016), by auditing organizations under the Medical Device Single Audit Program ("MDSAP") applicable to regulatory requirements of Australia, Brazil, Canada, Japan and the U.S., and/or by regulatory authorities to verify compliance with medical device regulations and requirements from the countries in which we distribute product. If the FDA were to find that we or one or more of our suppliers have failed to comply with applicable regulations, it could institute a wide variety of enforcement actions, ranging from issuance of a warning or untitled letter to more severe sanctions, such as product recalls or seizures, civil penalties, consent decrees, injunctions, criminal prosecution, operating restrictions, partial suspension or total shutdown of production, refusal to permit importation or exportation, refusal to grant, or delays in granting, clearances or approvals or withdrawal or suspension of existing clearances or approvals. The FDA also has the authority under certain circumstances to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Any of these actions could have an adverse effect on our business.

Regulation of Medical Devices Outside of the U.S.

Medical device laws also are in effect in many of the markets outside of the U.S. in which we do business. These laws range from comprehensive device approval requirements for some or all of our products to requests for product data or certifications. Inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, are components of most of these regulatory systems. Manufacturing certification requirements and audits through the MDSAP program or other regulatory authority inspections also apply. In addition, the European Union ("EU") has adopted the EU Medical Device Regulation (the "EU MDR"), which imposes stricter requirements for the marketing and sale of medical devices as compared to the predecessor Medical Device Directive (the "EU MDD"), including in the area of clinical evaluation requirements, quality systems, economic operators and post-market surveillance. The EU MDR went into effect in May 2021. As of the effective date, new and modified devices must be certified under, and be compliant with, the EU MDR. Devices that previously satisfied EU MDD requirements can continue to be marketed in the EU, subject to certain limitations, until the expiration of their current EU MDD certifications, originally to be no later than May 2024, but certain EU MDR requirements went into effect for such devices in May 2021. In February 2023, the European Parliament and Council approved an amendment to extend the EU MDR certification deadline for currently marketed devices past May 2024, with December 2027 as the new deadline for highest-risk devices and December 2028 for lower-risk devices. We will need to obtain new certifications under the EU MDR for medical devices previously authorized under the EU MDD. As a result, Teleflex will incur expenditures in connection with the new registration of medical devices that previously had been registered under the MDD. Failure to obtain EU MDR certifications prior to the expiration of existing EU MDD certifications may limit our ability to sell certain products in the EU until EU MDR certification is obtained. Failure to meet the applicable EU MDR requirements could adversely impact our business in the EU and other regions that tie their product registrations to the EU requirements.

Healthcare Laws

We are subject to various federal, state and local laws in the U.S. targeting fraud and abuse in the healthcare industry. These laws prohibit us from, among other things, soliciting, offering, receiving or paying any remuneration to induce the referral or use of any item or service reimbursable under Medicare, Medicaid or other federally or state financed healthcare programs. Violations of these laws are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. In addition, we are subject to federal and state false claims laws in the U.S. that prohibit the submission of false payment claims under Medicare, Medicaid or other federally or state funded programs. Certain marketing practices, such as off-label promotion, and violations of federal anti-kickback laws may also constitute violations of these laws.

In addition, we are subject to various federal and state reporting and disclosure requirements related to the healthcare industry. Rules issued by the Centers for Medicare & Medicaid Services ("CMS") require us to collect and report information on payments or transfers of value to physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, certified nurse-midwives and teaching hospitals, as well as investment interests held by physicians and their immediate family members. The reported data is available to the public on the CMS website. Failure to submit required information may result in civil monetary penalties. In addition, several states now require medical device companies to report expenses relating to the marketing and promotion of device products and to report gifts and payments to individual physicians in these states. Other states prohibit various other marketing-related activities. The federal government and certain other states require the posting of information relating to clinical studies and their outcomes. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with the different compliance and/or reporting requirements among a number of jurisdictions increases the possibility that a healthcare company may violate one or more of the requirements, resulting in increased compliance costs that could adversely impact our results of operations.

Further, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the "Affordable Care Act"), imposes regulatory mandates and other measures designed to contain the cost of healthcare, in addition to annual reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians or teaching hospitals. Violations of these laws are punishable by a range of fines, penalties and other sanctions.

Other Regulatory Requirements

We are also subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws applicable in jurisdictions outside the U.S. that generally prohibit companies and their intermediaries from improperly offering or paying anything of value to non-U.S. government officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the U.S. are with government entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced government corruption to some degree, and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In the sale, delivery and servicing of our medical devices and software outside of the U.S., we must also comply with various export control and trade embargo laws and regulations, including those administered by the Department of Treasury's Office of Foreign Assets Control ("OFAC") and the Department of Commerce's Bureau of Industry and Security ("BIS") which may require licenses or other authorizations for transactions relating to certain countries and/or with certain individuals identified by the U.S. government. Despite our global trade and compliance program, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees, distributors or other agents. Violations of these requirements are punishable by criminal or civil sanctions, including substantial fines and imprisonment.

COMPETITION

The medical device industry is highly competitive. We compete with many companies, ranging from small start-up enterprises to companies that are larger and more established than us and have access to significantly greater financial resources. Furthermore, extensive product research and development and rapid technological advances characterize the market in which we compete. We must continue to develop and acquire new products and technologies for our businesses to remain competitive. We believe that we compete primarily on the basis of clinical superiority and innovative features that enhance patient benefit, product reliability, performance, customer and sales support, and cost-effectiveness.

SALES AND MARKETING

Our product sales are made directly to hospitals, healthcare providers, distributors and to original equipment manufacturers of medical devices through our own sales forces, independent representatives and independent distributor networks.

BACKLOG

Most of our products are sold to hospitals or healthcare providers on orders calling for delivery within a few days or weeks, with longer order times for products sold to medical device manufacturers. Therefore, our backlog of orders is not indicative of revenues to be anticipated in any future 12-month period.

PATENTS AND TRADEMARKS

We own a portfolio of patents, patents pending and trademarks. We also license various patents and trademarks. Patents for individual products extend for varying periods based upon the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks. All product names throughout this document are trademarks owned by, or licensed to, us or our subsidiaries. Although these have been of value and are expected to continue to be of value in the future, we do not consider any single patent or trademark, except for the Teleflex name and the Arrow and UroLift brands, to be essential to the operation of our business.

SUPPLIERS AND MATERIALS

Materials used in the manufacture and sterilization of our products are purchased from a large number of suppliers in diverse geographic locations. We are not dependent on any single supplier for a substantial amount of the materials used, the components supplied and the sterilization services provided for our overall operations. Most of the materials, components and sterilization services we utilize are available from multiple sources, and where practical, we attempt to identify alternative suppliers. However, our ability to establish alternate sources of supply of materials and sterilization services may be delayed due to FDA and other regulatory authority requirements regarding the manufacture and sterilization of our products. Volatility in commodity prices, and freight costs, can have a significant impact on the cost of producing and supplying certain of our products.

RESEARCH AND DEVELOPMENT

We are engaged in both internal and external research and development. Our research and development efforts support our strategic objectives to provide innovative new, safe and effective products that enhance clinical value by reducing infections, improving patient and clinician safety, enhancing patient outcomes and enabling less invasive procedures.

We also acquire or license products and technologies that are consistent with our strategic objectives and enhance our ability to provide a full range of product and service options to our customers.

SEASONALITY

Portions of our revenues are subject to seasonal fluctuations. Incidence of flu and other disease patterns and, to a lesser extent, the frequency of elective medical procedures affect revenues related to single-use products. Historically, we have experienced higher sales in the fourth quarter as a result of these factors.

HUMAN CAPITAL

As of December 31, 2023, we employed approximately 14,500 employees, including 4,000 employees in the U.S. and 10,500 employees in 34 other countries around the world. Our global supply chain employees make up 54% of the total employee population and are located primarily in Mexico, Malaysia and the Czech Republic. Our commercial organization comprises 27% of the global employee base. The remaining 19% of employees work in various corporate functions, based in each of our locations.

We believe our employees are a significant differentiating factor and play a critical role in our ability to deliver on our commitments to patients and execute our strategy to our customers and shareholders. Our management team places significant focus and attention on matters affecting our people, particularly our commitment to our Core Values, capability development, total rewards and diversity, as well as how each employee experiences our culture.

Culture

The culture of our organization is critical to the human capital we attract, develop and retain and who, in turn, contribute to the results and success of our organization. Our culture is framed by our Core Values – building trust, entrepreneurial spirit and making our workplace fun, with people at the center of all we do. We strive to develop and sustain our culture by embedding these values in all aspects of our organization, including our human capital strategies.

Diversity, Equity, and Inclusion

At Teleflex, our Core Values define our company, shape our culture, guide our business practices, and direct the way we interact with our stakeholders. Rooted in our Core Values, diversity, equity, and inclusion (DEI) plays an essential role in fulfilling our company core purpose to improve the health and quality of peoples' lives. Through embedding the principles of DEI into our activities, decisions, governance, innovations, and culture, we contribute to the achievement of accessible, equitable and sustainable healthcare for all.

DEI initiatives in Teleflex are supported by our Global DEI Council, composed of senior leadership from across the organization, and our four Regional DEI Councils in each of our U.S. & Canada, Latin America, EMEA, and Asia Pacific regions. The Regional DEI Councils are representative of employees from all levels, functions, and regions, acting as a guiding hub of perspectives and experiences to enrich the importance of DEI in Teleflex.

Within our Regional DEI Councils, each of our Employee Resources Groups (ERGs) are represented by a member of their leadership committee to share the progress, knowledge, and initiatives from their respective ERG.

Our ERG footprint extends to each of our four regions, providing our people with employee-driven communities that focus on initiatives such as supporting working parents and caregivers, coordinating mentorship and development opportunities, promoting cultural awareness and understanding, and connecting employees with shared experiences, interests or backgrounds.

We continue our efforts to cultivate a diverse workforce that reflects the communities in which we work and serve. These efforts are supported through engaging and partnering with local organizations, educational institutions and recruiting firms for a variety of opportunities in Teleflex including vacancies, co-op placements and internships. In partnering with local organizations, we are better able to address how we can best serve and support marginalized populations in our communities.

We collect and regularly review several measures of diversity within our global workforce. Some illustrative and notable highlights of our new hires from the January to December 2023 period are as follows:

- At 55%, females made up the majority of our new hires globally;
- Of the 3,812 total global hires, 44% were aged 20-29, followed by 28% aged 30-39 and 15% aged 40-49; and
- In the US, approximately 50% of our new hires represented minority ethnicities including Black (24%), Asian (12%), and Hispanic (9%).

Talent Management, Development and Learning

We are committed to providing our employees with opportunities for growth, development, and career advancement and to building a high-performance culture that supports our Core Values throughout the employee lifecycle. We have a clear talent management process that provides regular coaching check-ins between employees and their managers to review the employee's developmental objectives and career progression. We also regularly review our talent portfolio and succession plans to ensure we can deliver on our company strategy.

In addition, we offer a number of internal educational and training resources to employees throughout our organization. Among these resources is the Teleflex Academy, a curriculum that provides learning opportunities for our employees to further develop their skills and receive training across broad subject areas such as leadership; communications; diversity, equity, and inclusion; sales; customer service; and business acumen.

Total Rewards

Our commitment to our employees is to provide fair, equitable and competitive compensation and benefits packages to all employees globally, regardless of gender, age or ethnicity. To that end we continuously review and calibrate employee roles and responsibilities to ensure we are offering equal pay for equal work, and we actively manage our global compensation and benefit programs to ensure we can attract and retain the critical human capital we need to continue to deliver on our commitments to employees, customers, patients and shareholders. We believe our compensation and benefits offering is aligned to competitive market pay levels and, along with our culture and Core Values, acts to incentivize the right behaviors and actions to achieve the best results for the organization. We structure our compensation to include a mix of pay components of base salary, short-term cash incentives and long-term incentives. We offer employees health, welfare and retirement benefits and have implemented policies addressing paid time off, flexible work schedules, employee assistance, parental leave and family benefits, among others.

In 2021 and 2023, we performed an in-depth pay equity analysis on the pay practices within our organization. As part of that analysis on our compensation programs, no systemic gender bias was identified and within the United States, no systemic ethnicity bias was identified. We continue to explore where we can expand our pay equity analyses in the jurisdictions in which we operate. We conduct pay equity analyses on a regular, periodic basis to ensure we continue to align to our commitments and Core Values.

Environmental, Health and Safety

Our Environmental Health and Safety (EHS) vision is to protect the safety and health of Teleflex personnel and the environments in which we operate. We have a vested interest in protecting our most valuable assets – our employees. Everyone is a steward of EHS, fostering a culture of being actively responsible in all our operations. We remain fully committed to complying with all relevant EHS legislation and to achieving our vision. We have and will continue to expend resources to construct, maintain, operate, and improve our facilities across the globe for environmental, health, safety and sustainability of our operations for the protection and benefit of our employees and others. Further, we understand that our environment is both complex and delicate, and we prioritize managing and limiting the impact our business has on the environment as part of our Zero Harm Culture. As we continue to review our commitments to environmental sustainability, we have initiated programs to track and lower our consumption of energy, water and gas as well as reduce waste and the use of hazardous materials. In addition, we have developed an EHS program focused in the areas of training our personnel with respect to, deploying and auditing global EHS standards as well as other programs to engage our employees on EHS initiatives.

ENVIRONMENTAL

We are subject to various environmental laws and regulations both within and outside the U.S. Our operations, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While we continue to devote resources to compliance with existing environmental laws and regulations, we cannot ensure that our costs of complying with current or future environmental protection, health and safety laws and regulations, including, without limitation, those related to climate change, will not exceed our estimates or will not have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, we cannot ensure that we will not be subject to environmental claims for personal injury or cleanup in the future based on our past, present or future business activities.

INVESTOR INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, we file reports, proxy statements and other information with the Securities and Exchange Commission (SEC). The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

You can access financial and other information about us in the Investors section of our website, which can be accessed at www.teleflex.com. We make available through our website, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with or furnished to the SEC under Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing or furnishing such material to the SEC. The information on our website is not part of this Annual Report on Form 10-K. The reference to our website address is intended to be an inactive textual reference only.

We are a Delaware corporation incorporated in 1943. Our executive offices are located at 550 East Swedesford Road, Suite 400, Wayne, PA 19087.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The names and ages of our executive officers and the positions and offices held by each such officer are as follows:

Name	Age	Positions and Offices with Company
Liam J. Kelly	57	Chairman, President and Chief Executive Officer
Thomas E. Powell	62	Executive Vice President and Chief Financial Officer
Cameron P. Hicks	59	Corporate Vice President, Human Resources and Communications
Daniel V. Logue	50	Corporate Vice President, General Counsel and Secretary
Jay White	50	Corporate Vice President and President, Global Commercial
James Winters	51	Corporate Vice President, Manufacturing and Supply Chain

Mr. Kelly has been our President and Chief Executive Officer since January 2018 and has been Chairman of our Board of Directors since May 2020. From May 2016 to December 31, 2017, Mr. Kelly served as our President and Chief Operating Officer. From April 2015 to April 2016, he served as Executive Vice President and Chief Operating Officer. From April 2014 to April 2015, Mr. Kelly served as Executive Vice President and President, Americas. From June 2012 to April 2014 Mr. Kelly served as Executive Vice President and President, International. He also has held several positions with regard to our EMEA segment, including President from June 2011 to June 2012, Executive Vice President from November 2009 to June 2011, and Vice President of Marketing from April 2009 to November 2009. Prior to joining Teleflex, Mr. Kelly held various senior level positions with Hill-Rom Holdings, Inc., a medical device company, from October 2002 to April 2009, serving as its Vice President of International Marketing and R&D from August 2006 to February 2009.

Mr. Powell has been our Executive Vice President and Chief Financial Officer since February 2013. From March 2012 to February 2013, Mr. Powell was Senior Vice President and Chief Financial Officer. He joined Teleflex in August 2011 as Senior Vice President, Global Finance. Prior to joining Teleflex, Mr. Powell served as Chief Financial Officer and Treasurer of Tomotherapy Incorporated, a medical device company, from June 2009 until June 2011. In 2008, he served as Chief Financial Officer of Textura Corporation, a software provider. From April 2001 until January 2008, Mr. Powell was employed by Midway Games, Inc., a software provider, serving as its Executive Vice President, Chief Financial Officer and Treasurer from September 2001 until January 2008. Mr. Powell has also held leadership positions with Dade Behring, Inc., PepsiCo, Bain & Company, Tenneco Inc. and Arthur Andersen & Company.

Mr. Hicks has been our Corporate Vice President, Human Resources and Communications since April 2013. Prior to joining Teleflex, Mr. Hicks served as Executive Vice President of Human Resources & Organizational Effectiveness for Harlan Laboratories, Inc., a private global provider of pre-clinical and non-clinical research services, from July 2010 to March 2013. From April 1990 to January 2010, Mr. Hicks held various leadership roles with MDS Inc., a provider of products and services for the development of drugs and the diagnosis and treatment of disease, including Senior Vice President of Human Resources for MDS' global Pharma Services division from November 2000 to January 2010.

Mr. Logue has been our Corporate Vice President, General Counsel and Secretary since January 2021. Mr. Logue joined Teleflex in 2004 and previously held the positions of Deputy General Counsel from February 2017 to December 2020, Associate General Counsel from March 2013 to January 2017 and Assistant General Counsel from June 2004 to February 2013. Prior to joining Teleflex, Mr. Logue was an associate at the law firm of Pepper Hamilton LLP (now Troutman Pepper Hamilton Sanders LLP) from September 1999 to June 2004.

Mr. White has been our Corporate Vice President and President, Global Commercial since February 2021. From February 2017 to January 2021, Mr. White served as our President, The Americas, and from December 2013 to January 2017 he served as President and General Manager, Vascular. From January 2013 to November 2013, Mr. White served as our President and General Manager, Surgical. Prior to that, he served as our Vice President and General Manager, Surgical from January 2010 to December 2012. Mr. White joined Teleflex in March 2005 as our Director of Marketing, North America. Prior to joining Teleflex, Mr. White worked at Covidien plc (now part of Medtronic plc) where he held senior leadership positions in sales and marketing over a five-year period.

Mr. Winters has been our Corporate Vice President, Manufacturing and Supply Chain since February 2020. He previously held the position of Vice President, Global Manufacturing from March 2018 to January 2020. Prior to joining Teleflex, Mr. Winters held various senior management and operational roles with the DePuy Synthes division of Johnson & Johnson, a healthcare company, from August 2005 to February 2018. Most recently, Mr. Winters served as Vice President of Global Manufacturing for Global Joint Reconstruction for DePuy Synthes from February 2015 to February 2018. Prior to that, Mr. Winters served as Plant Manager for the DePuy Synthes Ireland Manufacturing Operation.

Our officers are elected annually by our board of directors. Each officer serves at the discretion of the board.

ITEM 1A. *RISK FACTORS*

In addition to the other information set forth in this Annual Report on Form 10-K, you should carefully consider the following factors which could have a material adverse effect on our business, financial condition, results of operations, cash flows or stock price. The risks below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition, results of operations or stock price.

Risks Relating to our Business and Operations

We face strong competition. Our failure to successfully develop and market new products could adversely affect our business.

The medical device industry is highly competitive. We compete with many domestic and foreign medical device companies ranging from small start-up enterprises that might sell only a single or limited number of competitive products or compete only in a specific market segment, to companies that are larger and more established than us, have a broad range of competitive products, participate in numerous markets and have access to significantly greater financial and marketing resources than we do. We also face competition from providers of alternative medical therapies, such as pharmaceutical companies.

In addition, the medical device industry is characterized by extensive product research and development and rapid technological advances. The future success of our business will depend, in part, on our ability to design and manufacture new products and enhance existing products. Our product development efforts may require us to make substantial investments. There can be no assurance that we will be able to successfully develop new products, enhance existing products or achieve market acceptance of our products, due to, among other things, our inability to:

- identify viable new products;

- maintain sufficient liquidity to fund our investments in research and development and product acquisitions;

- obtain adequate intellectual property protection;

- gain market acceptance of new products; or

- successfully obtain regulatory approvals.

In addition, our competitors currently may be developing, or may develop in the future, products that provide better features, clinical outcomes or economic value than those that we currently offer or subsequently develop. Our failure to successfully develop and market new products or enhance existing products, and to compete successfully with others in the medical device industry, could have a material adverse effect on our business, financial condition and results of operations.

Our customers depend on third party coverage and reimbursements, and the failure of healthcare programs to provide sufficient coverage and reimbursement for our medical products could adversely affect us.

The ability of our customers to obtain coverage and reimbursement for our products is important to our business. Demand for many of our existing and new medical products is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse our customers for patients' medical expenses in the countries where we do business. Even when we develop or acquire a promising new product, demand for the product may be limited unless reimbursement approval is obtained from private and government third party payors. Internationally, healthcare reimbursement systems vary significantly. In some countries, medical centers are constrained by fixed budgets, regardless of the volume and nature of patient treatment. Other countries require application for, and approval of, government or third party reimbursement. Without both favorable coverage determinations by, and the financial support of, government and third party insurers, the market for many of our medical products would be adversely affected. In this regard, we cannot be sure that third party payors will maintain the current level of coverage and reimbursement to our customers for use of our existing products. Adverse coverage determinations, including reductions in the amount of reimbursement, could harm our business by discouraging customers' selection of, and reducing the prices they are willing to pay for, our products.

In addition, as a result of their purchasing power, third party payors have implemented and are continuing to implement cost cutting measures such as seeking discounts, price reductions or other incentives from medical products suppliers and imposing limitations on coverage and reimbursement for medical technologies and procedures. These trends could compel us to reduce prices for our products and could cause a decrease in the size of the market or a potential increase in competition that could negatively affect our business, financial condition and results of operations.

We are subject to extensive government regulation, which may require us to incur significant expenses to ensure compliance. Our failure to comply with those regulations could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our products are medical devices and are subject to extensive regulation in the U.S. by the FDA and by comparable government agencies in other countries. The regulations govern, among other things, the development, design, clinical testing, premarket clearance and approval, manufacturing, labeling, importing and exporting and sale and marketing of many of our products. Moreover, these regulations are subject to future change.

In the U.S., before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we generally must first receive either 510(k) clearance or de novo authorization or approval of a premarket approval application, or PMA, from the FDA. Similarly, most major markets for medical devices outside the U.S. also require clearance, approval, authorization or compliance with certain standards before a product can be commercially marketed. In the EU, the EU MDR went into effect in May 2021 and includes significant additional pre- and post-market requirements. The process of obtaining regulatory clearances and approvals to market a medical device, particularly from the FDA and certain foreign government authorities, can be costly and time consuming, and clearances and approvals might not be granted for new products on a timely basis, if at all. In addition, once a device has been cleared or approved, a new clearance or approval may be required before the device may be modified or its labeling changed. Furthermore, the FDA or a foreign government authority may make its review and clearance or approval process more rigorous, which could require us to generate additional clinical or other data, and expend more time and effort, in obtaining future product clearances or approvals. The regulatory clearance and approval process may result in, among other things, delayed realization of product revenues, substantial additional costs or limitations on indicated uses of products, any one of which could have a material adverse effect on our financial condition and results of operations. Even after a product has received marketing approval or clearance, such product approval or clearance can be withdrawn or limited due to unforeseen problems with the device or issues relating to its application, or the FDA or a foreign government authority may change the classification of a product, which could require additional clinical studies and new marketing submissions.

Failure to comply with applicable regulations could lead to adverse effects on our business, which could include:

- partial suspension or total shutdown of manufacturing;
- product shortages;
- delays in product manufacturing;
- warning or untitled letters;
- fines or civil penalties;
- delays in or restrictions on obtaining new regulatory clearances or approvals;
- withdrawal or suspension of required clearances, approvals or licenses;
- product seizures or recalls;
- injunctions;
- criminal prosecution;
- advisories or other field actions;
- operating restrictions; and
- prohibitions against exporting of products to, or importing products from, countries outside the U.S.

We could be required to expend significant financial and human resources to remediate failures to comply with applicable regulations and quality assurance guidelines. In addition, civil and criminal penalties, including exclusion under Medicaid or Medicare, could result from certain regulatory violations. Any one or more of these events could have a material adverse effect on our business, financial condition and results of operations.

Medical devices are cleared or approved for one or more specific intended uses and performance claims must be adequately substantiated. Promoting a device for a use outside of the cleared or approved intended use or population, that is, an off-label use, or making false, misleading or unsubstantiated claims could result in government enforcement action.

Furthermore, our facilities are subject to periodic inspection by the FDA and other federal, state and foreign government authorities, which require manufacturers of medical devices to adhere to certain regulations, including the FDA's QSR, which requires, among other things, periodic audits, design controls, quality control testing and documentation procedures, as well as complaint evaluations and investigation. In addition, any facilities assembling kits that include drug components and are registered as drug repackaging establishments are also subject to current good manufacturing practices requirements for drugs. The FDA also requires the reporting of certain adverse events and product malfunctions and requires the reporting of certain recalls or other field safety corrective actions for medical devices. Issues identified through such inspections and reports may result in FDA enforcement action through any of the actions discussed above. Moreover, issues identified through such inspections and reports may require significant resources to resolve.

We are subject to healthcare fraud and abuse laws, regulation and enforcement; our failure to comply with those laws could have a material adverse effect on our results of operations and financial condition.

We are subject to healthcare fraud and abuse regulation and enforcement by the federal government and the governments of those states and foreign countries in which we conduct our business. The laws that may affect our ability to operate include:

- the federal healthcare anti-kickback statute, which, among other things, prohibits persons from knowingly and willfully offering or paying remuneration, one purpose of which is to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid, or soliciting payment for such referrals, purchases, orders and recommendations;

- federal false claims laws which, among other things, prohibit individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment from the federal government, including Medicare, Medicaid or other third-party payors;

- the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which prohibits schemes to defraud any healthcare benefit program and false statements relating to healthcare matters; and

- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

If our operations are found to be in violation of any of these laws or any other government regulations, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment of personnel, any of which could adversely affect our ability to operate our business and our financial results. The risk of our being found to have violated these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations.

Further, the Affordable Care Act, through the Physician Payments Sunshine Act, imposes annual reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians or teaching hospitals, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists (including anesthesiology assistants) and certified nurse-midwives. The reported information is made publicly available in a searchable format. In addition, device manufacturers are required to report and disclose any ownership or investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties for each payment, transfer of value or ownership or investment interests not reported in an annual submission, up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for "knowing failures").

There are also certain states, including Connecticut, Massachusetts, and Vermont, that require device manufacturers to track and report payments or transfers of value provided to certain health care providers and health care entities. In addition, some states, such as California, Connecticut, Nevada and Massachusetts, mandate implementation of compliance programs that include restrictions on certain interactions and items of value that may be provided to health care providers, as well as the tracking and reporting of certain items of value, compensation for consulting and other services, and other remuneration to healthcare providers. Further, we are subject to a law in Vermont that imposes a ban on providing certain items of value and payments to health care providers. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with the different compliance and/or reporting requirements among a number of jurisdictions increases the possibility that we may inadvertently violate one or more of the requirements, resulting in increased compliance costs that could adversely impact our results of operations.

We may not be successful in achieving expected operating efficiencies and sustaining or improving operating expense reductions, and may experience business disruptions associated with restructuring, facility consolidations, realignment, cost reduction and other strategic initiatives.

Over the past several years we have implemented a number of restructuring, realignment and cost reduction initiatives, including facility consolidations, organizational realignments and reductions in our workforce, and we may engage in similar efforts in the future. While we have realized some efficiencies from these initiatives, we may not realize the benefits of these or future initiatives to the extent we anticipated. Further, such benefits may be realized later than expected, and the ongoing difficulties in implementing these measures may be greater than anticipated, which could cause us to incur additional costs or result in business disruptions. In addition, if these measures are not successful or sustainable, we may be compelled to undertake additional restructuring, realignment and cost reduction efforts, which could result in significant additional charges. Moreover, if our restructuring, realignment and cost reduction efforts prove ineffective, our ability to achieve our strategic and business plan goals may be adversely affected.

As part of our efforts to increase operating efficiencies, we have implemented a number of initiatives over the past several years to consolidate our enterprise resource planning, or ERP, systems. In addition, we currently are in the early stages of a multi-year phased conversion to upgrade our global ERP system to mitigate the risks associated with our vendor's planned end of support for the current version of our existing ERP system. This conversion will represent a substantial undertaking and require the investment of significant personnel and financial resources. To date, we have not experienced any significant disruptions to our business or operations in connection with these initiatives. However, as we continue our efforts to upgrade and further consolidate our ERP systems, we could experience business disruptions, which could adversely affect customer relationships and divert the attention of management away from daily operations. In addition, any delays in the implementation of these initiatives could cause us to incur additional unexpected costs. Should we experience such difficulties, our business, cash flows and results of operations could be adversely affected.

Disruptions in sterilization of our products or regulatory initiatives further restricting the use of ethylene oxide in sterilization facilities could adversely affect our results of operations and financial condition.

Many of our products require sterilization prior to sale. A common method for sterilizing medical products involves the use of ethylene oxide, which is listed as a hazardous air pollutant under the Clean Air Act, as amended, and emissions of which are regulated by the U.S. Environmental Protection Agency ("EPA") and other regulatory authorities. Companies in the sterilization industry may face private litigation that could result in financial difficulties that could ultimately make it difficult or undesirable for such companies to continue in the sterilization business. In addition, sterilization activities are subject to substantial governmental oversight and attention that could disrupt their operations. One of our contract sterilizers, Sterigenics U.S., LLC, uses ethylene oxide in its sterilization process, including at its facilities in Smyrna, Cobb County, Georgia and Santa Teresa, New Mexico, which have sterilized some of our vascular, surgical, intermittent catheter and OEM products. In recent years, Sterigenics' operations at both its Smyrna and Santa Teresa facilities have been subject to legal proceedings related to the facilities' use of ethylene oxide in their sterilization operations. While both plants are currently operating normally, should their operations be suspended or adversely affected, our ability to provide affected products to our customers could be impaired if we are unable to utilize alternate facilities and sources for sterilization services.

In addition, in 2019, the attorneys general of 15 states and the District of Columbia sent a letter to the EPA urging that the EPA promptly propose and finalize stricter standards for ethylene oxide emissions. Subsequently, the EPA solicited information and comments from the public on proposed revisions to regulations regarding ethylene oxide emissions and collected information from commercial sterilizers about ethylene oxide sterilization processes and emissions. In April 2023, the EPA released a proposed rule under the Clean Air Act that would require commercial sterilizers to install pollution control equipment to reduce ethylene oxide emissions and implement methods to continuously monitor emissions and report results to the EPA. According to the terms of an August 2023 consent decree entered by the U.S. District Court for the District of Columbia, the EPA must issue the final rule by March 1, 2024, and contract sterilizers are anticipated to have 18 months to come into compliance. Failure of our contract sterilizers to achieve compliance with the final rule by the deadline would significantly impair our ability to provide sufficient quantities of sterilized products to our customers and compel us to seek sterilization alternatives that do not entail the use of ethylene oxide. We cannot assure that we would be able to identify such alternatives. In the event we were to experience any disruptions in our ability to sterilize our products, whether due to capacity constraints or regulatory or other impediments (including, among other things, regulatory initiatives directed generally to sterilization facilities that utilize ethylene oxide), or we are unable to transition to alternative facilities in a timely or cost effective manner in the event one or more of the facilities we use is affected, we could experience a material adverse impact with respect to our results of operations and financial condition.

A significant portion of our U.S. revenues is derived from sales to distributors, and "destocking" activity by these distributors can adversely affect our revenues and results of operations.

A significant portion of our revenues in the U.S. is derived from sales to distributors, which, in turn, sell our products to hospitals and other health care institutions. From time to time, these distributors may decide to reduce their levels of inventory with regard to certain of our products, a practice we refer to as "destocking." A distributor's decision to reduce inventory levels with respect to our products may be based on a number of factors, such as distributor expectations regarding demand for a particular product, distributor buying decisions (including decisions to purchase competing products), changes in distributor policies regarding the maintenance of inventory levels, economic conditions and other factors. Following such instances of reduced purchases, distributors may revert to previous purchasing levels; nevertheless, we cannot assure that distributors will, in fact, increase purchases of our products in this manner. A decline in the level of product purchases by our U.S. distributors in the future could have a material adverse effect on our revenues and results of operations during a reporting period, and an extended decline in such product purchases could have a longer term material adverse effect.

We may incur material losses and costs as a result of product liability and warranty claims, as well as product recalls, any of which may adversely affect our results of operations and financial condition. Furthermore, our reputation as a medical device company may be damaged if one or more of our products are, or are alleged to be, defective.

Our businesses expose us to potential product liability risks related to the design, manufacture, labeling and marketing of our products. In particular, our medical device products are often used in surgical and intensive care settings for procedures involving seriously ill patients. In addition, many of our products are designed to be implanted in the human body for varying periods of time. Product defects or inadequate disclosure of product-related risks with respect to products we manufacture or sell could result in patient injury or death. Product liability and warranty claims often involve very large or indeterminate amounts, including punitive damages. The magnitude of potential losses from product liability lawsuits may remain unknown for substantial periods of time, and the related legal defense costs may be significant. We could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.

In addition, if any of our products are, or are alleged to be, defective, we may voluntarily conduct, or be required by regulatory authorities to conduct, a recall of that product. In the event of a recall, we may lose sales and be exposed to individual or class-action litigation claims. Moreover, negative publicity regarding a quality or safety issue, whether accurate or inaccurate, could harm our reputation, decrease demand for our products, lead to product withdrawals or impair our ability to successfully launch and market our products in the future. Product liability, warranty and recall costs may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Volatility in domestic and global financial markets could adversely impact our results of operations, financial condition and liquidity.

We are subject to risks arising from adverse changes in general domestic and global economic conditions. The economic slowdown and disruption of credit markets that occurred several years ago led to recessionary conditions and depressed levels of consumer and commercial spending, resulting in reductions, delays or cancellations of purchases of our products and services. We cannot predict the duration or extent of any economic recovery or the extent to which our customers will return to more typical spending behaviors. The continuation in a number of markets of weak economic growth, constricted credit, public sector austerity measures in response to public budget deficits and foreign currency volatility, particularly with respect to the euro, could have a material adverse effect on our results of operations, financial condition and liquidity.

Although we maintain allowances for doubtful accounts to cover the estimated losses which may occur when customers cannot make their required payments, we cannot assure that the loss rate will not increase in the future given the volatility in the worldwide economy. If our allowance for doubtful accounts is insufficient to address receivables we ultimately determine are uncollectible, we would be required to incur additional charges, which could materially adversely affect our results of operations. Moreover, our inability to collect outstanding receivables could adversely affect our financial condition and cash flow from operations.

In addition, adverse economic and financial market conditions may result in future impairment charges with respect to our goodwill and other intangible assets, which would not directly affect our liquidity but could have a material adverse effect on our reported financial results.

Our strategic initiatives, including acquisitions, may not produce the intended growth in revenue and operating income, which could have a material adverse effect on our operating results.

Our strategic initiatives include making significant investments designed to achieve revenue growth and to enable us to meet or exceed margin improvement targets. If we do not achieve the expected benefits from these investments or otherwise fail to execute on our strategic initiatives, we may not achieve the growth improvement we are targeting, and our results of operations may be adversely affected.

In addition, as part of our strategy for growth, we have made, and may continue to make, acquisitions and divestitures and enter into strategic alliances such as joint ventures and joint development agreements. However, we may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully, and our joint ventures or strategic alliances may not prove to be successful. In this regard, acquisitions involve numerous risks, including difficulties in the integration of acquired operations, technologies, services and products and the diversion of management's attention from other business concerns. Moreover, the products and technologies that we acquire may not be successful or may require us to devote significantly greater development, marketing and other resources, as well as significantly greater investments, than we anticipated. We could also experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets, asset impairment charges and other matters that could arise in connection with the acquisition of a company or business, including matters related to internal control over financial reporting and regulatory compliance, as well as the short-term effects of increased costs on results of operations. Although our management will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will identify all such risks or the magnitude of the risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and expenditures. Future acquisitions may also result in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered in connection with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

In connection with certain of our completed acquisitions, we have agreed to pay consideration that is contingent upon the achievement of specified objectives, such as receipt of regulatory approval, commercialization of a product or achievement of sales targets. As of the acquisition date, we record a contingent liability representing the estimated fair value of the contingent consideration we expect to pay. On a quarterly basis, we reassess these obligations and, in the event our estimate of the fair value of the contingent consideration changes, we record increases or decreases in the fair value as an adjustment to operating earnings, which could have a material impact on our results of operations. As of December 31, 2023, we accrued $39.5 million of contingent consideration related to completed business combinations, most of which related to Standard Bariatrics Inc. and Palette. In addition, actual payments may differ materially from the amount of the contingent liability, which could have a material impact on our results of operations, cash flows and liquidity. For information regarding assumptions related to our contingent consideration liabilities, see "Critical Accounting Policies and Estimates" under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K. For additional information regarding our acquisitions, see Note 4 to the consolidated financial statements included in this Annual Report on Form 10-K.

Our results of operations and financial condition may be adversely affected by public health epidemics or pandemics, as occurred with respect to the recent COVID-19 epidemic and pandemic.

We are subject to risks associated with public health threats, such as the recent COVID-19 epidemic and pandemic. As with COVID-19, such events could significantly impact economic activity and markets around the world and, as a result, have negative effects on our operations, financial performance and cash flows. Such effects would depend on various factors, including, but not limited, to: the occurrence, spread, duration and severity of any outbreaks; governmental, business and individuals' actions that may be taken in response to an epidemic or pandemic (including restrictions on travel, transport and workforce pressures, and deferrals or postponements of elective procedures); the impact of such a crisis, and actions taken in response thereto, on global and regional economies, travel and economic activity; the availability of federal, state, local or non-U.S. funding programs; general economic uncertainty in key global markets and financial market volatility; global economic conditions and levels of economic growth; and the timing and pace of recovery as such a crisis subsides, which could be impacted by a number of factors, including limited provider capacity to perform procedures using our products that were deferred as a result of the epidemic or pandemic.

These and other impacts of epidemics or pandemics could have the effect of heightening many of the other risks described herein. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. However, these effects could have an adverse impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely, and such impact could be material.

Health care reform may have a material adverse effect on our industry and our business.

Political, economic and regulatory developments have effected fundamental changes in the healthcare industry. The Affordable Care Act substantially changed the way health care is financed by both government and private insurers. It also encourages improvements in the quality of health care products and services and significantly impacts the U.S. pharmaceutical and medical device industries. Among other things, the Affordable Care Act:

• established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

• implemented payment system reforms, including a national pilot program to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models; and

- created an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

We cannot predict at this time the full impact of the Affordable Care Act or other healthcare reform measures that may be adopted in the future on our financial condition, results of operations and cash flows. In this regard, several legislative initiatives to repeal and replace the Affordable Care Act were proposed, but not adopted in 2017. However, U.S. tax legislation adopted in December 2017 and commonly referred to as the Tax Cuts and Jobs Act ("TCJA") eliminated the individual mandate under the Affordable Care Act, which has resulted in increased uncertainty regarding insurance premium prices for participants in insurance exchanges under the act, and may have other effects. While several recent legal challenges to the Affordable Care Act have been unsuccessful, further challenges may be mounted in the future. The nature and effect of any modification or repeal of, or legislative substitution for, the Affordable Care Act, or any court decision regarding the act's validity, is uncertain, and we cannot predict the effect that any of these events would have on the longer-term viability of the act, or on our financial condition, results of operations or cash flows.

We are subject to risks associated with our non-U.S. operations.

We have significant manufacturing and distribution facilities, research and development facilities, sales personnel and customer support operations in a number of countries outside the U.S., including Belgium, the Czech Republic, Ireland, Malaysia and Mexico. In addition, a significant portion of our non-U.S. revenues are derived from sales to third party distributors. As of December 31, 2023, 72% of our full-time employees were employed in countries outside of the U.S., and 58% of our net property, plant and equipment was located outside the U.S. In addition, for the years ended December 31, 2023, 2022 and 2021, 37%, 36% and 37%, respectively, of our net revenues (based on the Teleflex entity generating the sale) were derived from operations outside the U.S.

Our international operations are subject to risks inherent in doing business outside the U.S., including:

- exchange controls, currency restrictions and fluctuations in currency values;

- trade protection measures, tariffs and other duties, especially in light of trade disputes between the U.S. and several foreign countries, including China;

- potentially costly and burdensome import or export requirements;

- laws and business practices that favor local companies;

- changes in foreign medical reimbursement policies and procedures;

- subsidies or increased access to capital for firms that currently are or may emerge as competitors in countries in which we have operations;

- substantial non-U.S. tax liabilities, including potentially negative consequences resulting from changes in tax laws;

- restrictions and taxes related to the repatriation of non-U.S. earnings;

- differing labor regulations;

- additional U.S. and foreign government controls or regulations;

- the impact of the United Kingdom's departure from the European Union, commonly referred to as "Brexit";

- public health epidemics;

- difficulties in the protection of intellectual property; and

- unsettled political and economic conditions and possible terrorist attacks against American interests.

In addition, the U.S. Foreign Corrupt Practices Act (the "FCPA") prohibits companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Similar anti-bribery laws are in effect in several foreign jurisdictions. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which, among other things, are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments to government officials, and to prevent the establishment of "off the books" slush funds from which such improper payments can be made. Because of the predominance of government-sponsored health care systems around the world, many of our customer relationships outside of the U.S. are with government entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. However, we operate in many parts of the world that have experienced government corruption to some degree. Despite meaningful measures that we undertake to facilitate lawful conduct, which include training and compliance programs and internal control policies and procedures, we may not always prevent reckless or criminal acts by our employees, distributors or other agents. In addition, we may be exposed to liability due to pre-acquisition conduct of employees, distributors or other agents of businesses or operations we acquire. Violations of anti-bribery laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and have a material adverse effect on our business, financial condition, results of operations and cash flows. We also could be subject to severe penalties and other adverse consequences, including criminal and civil penalties, disgorgement, substantial expenditures related to further enhancements to our procedures, policies and controls, personnel changes and other remedial actions, as well as harm to our reputation.

Furthermore, we are subject to the export controls and economic embargo rules and regulations of the U.S., including the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury, as well as other laws and regulations administered by the Department of Commerce. These regulations limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. While we train our employees and contractually obligate our distributors to comply with these regulations, we cannot assure that a violation will not occur, whether knowingly or inadvertently. Failure to comply with these rules and regulations may result in substantial civil and criminal penalties, including fines and the disgorgement of profits, the imposition of a court-appointed monitor, the denial of export privileges and debarment from participation in U.S. government contracts, any of which could have a material adverse effect on our international operations or on our business, results of operations, financial condition and cash flows.

Additionally, in connection with the ongoing conflict between Russia and Ukraine, the U.S. government has imposed enhanced export controls on certain products and sanctions on certain industry sectors and parties in Russia. Although our sales into Russia did not constitute a material portion of our total revenue in 2023, further escalation of geopolitical tensions, including as a result of the imposition of additional economic sanctions, could have a broader impact that expands into other markets where we do business, which could adversely affect our business and/or our supply chain, business partners or customers in the broader region.

Foreign currency exchange rate, commodity price and interest rate fluctuations may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, commodity prices and interest rates. Products manufactured in, and sold into, foreign markets represent a significant portion of our operations. Our consolidated financial statements reflect translation of financial statements denominated in non-U.S. currencies to U.S. dollars, our reporting currency, as well as the foreign currency exchange gains and losses resulting from the remeasurement of assets and liabilities and from transactions denominated in currencies other than the primary currency of the country in which the entity operates, which we refer to as "non-functional currencies." A strengthening or weakening of the U.S. dollar in relation to the foreign currencies of the countries in which we sell or manufacture our products, such as the euro, will affect our U.S. dollar-reported revenue and income. Although we have entered into forward contracts with several major financial institutions to hedge a portion of our monetary assets and liabilities and projected cash flows denominated in non-functional currencies in order to reduce the effects of currency rate fluctuations, changes in the relative values of currencies may, in some instances, have a significant effect on our results of operations.

Many of our products have significant plastic resin content. We also use quantities of other commodities, such as aluminum and steel. Increases in the prices of these commodities could increase the costs of our products and services. We may not be able to pass on these costs to our customers, particularly with respect to those products we sell under group purchase agreements, which could have a material adverse effect on our results of operations and cash flows.

Increases in interest rates may adversely affect the financial health of our customers and suppliers, thereby adversely affecting their ability to buy our products and supply the components or raw materials we need. In addition, our borrowing costs have been adversely affected by recent interest rate increases and could be further affected if interest rates continue to increase. Any of these events could have a material adverse effect on our financial condition, results of operations and cash flows.

Fluctuations in our effective tax rate and changes to tax laws may adversely affect us.

As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. Our effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of these jurisdictions. Our effective tax rate may, however, differ from the estimated amount due to numerous factors, including a change in the mix of our profitability from country to country. Further, many countries continue to consider changes in their tax laws by implementing new initiatives such as the Organization for Economic Co-operation and Development's Pillar Two global minimum tax, which will likely impact the amount of taxes that multinational companies such as Teleflex pay in the future. Various countries have already enacted or are in the process of incorporating the Pillar Two framework within their tax laws. While we continue to monitor these changes and their potential implications, the aggressive nature of the timeline set by the OECD for adoption of this framework, the lack of detailed guidance provided to date and the complexities surrounding its implementation may mean that all implications for business may not have been fully analyzed or understood before rules are finalized. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

An interruption in our manufacturing or distribution operations or our supply of raw materials may adversely affect our business.

Many of our key products are manufactured at or distributed from single locations, and the availability of alternate facilities is limited. If operations at one or more of our facilities is suspended due to natural disasters or other events, including, without limitation, those due to climate change, we may not be able to timely manufacture or distribute one or more of our products at previous levels or at all. Furthermore, our ability to establish replacement facilities or to substitute suppliers may be delayed due to regulations and requirements of the FDA and other regulatory authorities regarding the manufacture of our products. In addition, in the event of delays or cancellations in shipments of raw materials by our suppliers, we may not be able to timely manufacture or supply the affected products at previous levels or at all. The manufacture of our products is highly exacting and complex, due in part to strict regulatory requirements. Problems in the manufacturing process, including equipment malfunction, failure to follow specific protocols and procedures, defective raw materials and environmental factors, could lead to delays in product releases, product shortages, unanticipated costs, lost revenues and damage to our reputation. A failure to identify and address manufacturing problems prior to the release of products to our customers may also result in quality or safety issues. A reduction or interruption in manufacturing or distribution, or our inability to secure suitable alternative sources of raw materials or components or finished goods used in our kits, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our ability to attract, train, develop and retain key employees is important to our success.

Our success depends, in part, on our ability to continue to retain key personnel, including our executive officers and other members of our senior management team. Our success also depends, in part, on our ability to attract, train, develop and retain other key employees, including research and development, sales, marketing and operations personnel. We may experience difficulties in retaining executives and other employees due to many factors, including:

• the intense competition for skilled personnel in our industry;

• fluctuations in global economic and industry conditions;

• changes in our organizational structure;

• our restructuring initiatives;

• competitors' hiring practices; and

• the effectiveness of our compensation programs.

Our inability to attract, train, develop and retain such personnel could have an adverse effect on our business, results of operations, financial condition and cash flows.

Our failure to maintain strong relationships with physicians and other health care professionals could adversely affect us.

We depend on our ability to maintain strong working relationships with physicians and other healthcare professionals in connection with research and development for some of our products. We rely on these professionals to provide us with considerable knowledge and advice regarding the development and use of these products. Physicians assist us as researchers, product consultants, inventors and public speakers. If we fail to maintain our working relationships with physicians and, as a result, no longer have the benefit of their knowledge and advice, our products may not be developed in a manner that is responsive to the needs and expectations of the professionals who use and support our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our technology is important to our success, and our failure to protect our intellectual property rights could put us at a competitive disadvantage.

We rely on the patent, trademark, copyright and trade secret laws of the U.S. and other countries to protect our proprietary rights. Although we own numerous U.S. and foreign patents and have submitted numerous patent applications, we cannot be assured that any pending patent applications will issue, or that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged, invalidated or circumvented by third parties. In addition, we rely on confidentiality and non-disclosure agreements with employees and take other measures to protect our know-how and trade secrets. The steps we have taken may not prevent unauthorized use of our technology by competitors or other persons who may copy or otherwise obtain and use these products or technology, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as in the U.S. We cannot assure that current and former employees, contractors and other parties will not breach their confidentiality agreements with us, misappropriate proprietary information, copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Our inability to protect our proprietary technology could adversely affect our business, financial condition, results of operations and cash flows. Moreover, there can be no assurance that others will not independently develop know-how and trade secrets comparable to ours or develop better technology than our own, which could reduce or eliminate any competitive advantage we have developed.

Our products or processes may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of third parties. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in litigation and divert the efforts of our personnel. If we are found liable for infringement, we may be compelled to enter into licensing agreements (which may not be available on acceptable terms or at all) or to pay damages or cease making or selling certain products. We may need to redesign some of our products or processes to avoid future infringement liability. Any of the foregoing events could be detrimental to our business.

Other pending and future litigation may involve significant costs and adversely affect our business.

We are party to various lawsuits and claims arising in the normal course of business involving, among other things, contracts, intellectual property, import and export regulations, and employment and environmental matters. The defense of these lawsuits may divert our management's attention and may involve significant legal expenses. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our financial condition and results of operations. While we do not believe that any litigation in which we are currently engaged would have such an adverse effect, the outcome of litigation, including regulatory matters, is often difficult to predict, and we cannot assure that the outcome of pending or future litigation will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Disruption of critical information systems or material breaches in the security of our systems may adversely affect our business and customer relationships.

We rely on information technology systems to process, transmit, and store electronic information in our day-to-day operations. We also rely on our technology infrastructure, among other functions, to enable us to interact with customers and suppliers, fulfill orders, generate invoices, collect and make payments, ship products, provide support to customers, fulfill contractual obligations and otherwise perform business functions. Our internal information technology systems, as well as those systems maintained by third-party providers, may be subjected to computer viruses or other malicious codes, unauthorized access attempts, and cyber-attacks, any of which could result in data leaks or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyber-attacks are becoming more sophisticated and frequent, and in some cases have caused significant harm. Although we have taken numerous measures to protect our information systems and enhance data security, we cannot assure that these measures will prevent security breaches that could have a significant impact on our business, reputation and financial results. If we fail to monitor, maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to these systems, we could, among other things, lose customers, have difficulty preventing fraud, have disputes with customers, physicians and other health care professionals, be subject to regulatory sanctions or penalties, incur expenses, lose revenues or suffer other adverse consequences. Any of these events could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Our operations expose us to the risk of material environmental and health and safety liabilities.

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment;
- the impacts of industrial operations on climate change; and
- the health and safety of our employees.

These laws and regulations are complex, change frequently and have tended to become more stringent over time. We cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances, which may include claims for personal injury or cleanup, will not exceed our estimates or will not adversely affect our financial condition and results of operations.

The effects of climate change or legal, regulatory or market measures intended to address climate change could adversely affect our business, results of operations, financial condition and cash flows.

Risks associated with climate change are subject to increasing societal, regulatory and political focus in the U.S. and globally. While the effects of climate change in the near- and long-term are difficult to predict, shifts in weather patterns caused by climate change are expected to increase the frequency, severity and duration of certain adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, wildfires, droughts, extreme temperatures or flooding, which could cause more significant business and supply chain interruptions, damage to our products and facilities as well as the infrastructure of hospitals, medical care facilities and other customers, reduced workforce availability, increased costs of raw materials and components, increased liabilities, and decreased revenues than what we have experienced in the past from such events. In addition, increased public concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change, which could include the adoption of more stringent environmental laws and regulations or stricter enforcement of existing laws and regulations, which could result in increased compliance burdens and costs to meet the regulatory obligations as well as adverse impacts on raw material sourcing, manufacturing operations and the distribution of our products. Any such developments could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our workforce covered by collective bargaining and similar agreements could cause interruptions in our provision of products and services.

As of December 31, 2023, 6% of our employees in the U.S. and in other countries were covered by union contracts or collective bargaining arrangements. It is likely that a portion of our workforce will remain covered by collective bargaining and similar agreements for the foreseeable future. Strikes or work stoppages could occur that would adversely impact our relationships with our customers and our ability to conduct our business.

Risks Relating to our Financing Arrangements

Our substantial indebtedness could adversely affect our business, financial condition or results of operations.

As of December 31, 2023, we had total consolidated indebtedness of $1.8 billion.

Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to satisfy our debt obligations. It could also have significant effects on our business. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures, research and development efforts and other general corporate expenditures;
- limit our ability to borrow additional funds for general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict us from pursuing business opportunities; and

- place us at a disadvantage compared to competitors that have less indebtedness.

If we do not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to pay our indebtedness when due or to fund our other liquidity needs, we may be forced to:

- refinance all or a portion of our indebtedness;

- sell assets;

- reduce or delay capital expenditures; or

- seek to raise additional capital.

We may not be able to effect any of these actions on commercially reasonable terms or at all. Our ability to refinance our indebtedness will depend on our financial condition at the time, the restrictions in the instruments governing our outstanding indebtedness and other factors, including market conditions.

Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

Our debt agreements impose restrictions on our business, which could prevent us from pursuing business opportunities and taking other desirable corporate actions, and may adversely affect our ability to respond to changes in our business and manage our operations.

Our senior credit agreement and the indentures governing our 4.625% senior notes due 2027 (the "2027 Notes") and our 4.25% Senior Notes due 2028 (the "2028 Notes" and, together with the 2027 Notes, the "Senior Notes") contain covenants that, among other things, impose significant restrictions on our business. The restrictions that these covenants place on us and our restricted subsidiaries collectively include limitations on our and their ability to, among other things:

- incur additional indebtedness or issue preferred stock or otherwise disqualified stock;

- create liens;

- pay dividends, make investments or make other restricted payments;

- sell assets;

- merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and

- enter into transactions with our affiliates.

In addition, our senior credit agreement also contains financial covenants, including covenants requiring maintenance of a consolidated leverage ratio, a secured leverage ratio and a consolidated interest coverage ratio, calculated in accordance with the terms of the senior credit agreement. A breach of any covenants under any one or more of our debt agreements could result in a default, which if not cured or waived, could result in the acceleration of all of our debt. In addition, any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions.

Under our cross-currency swap agreements, a meaningful decline in the U.S. dollar to euro exchange rate could have a material adverse effect on our cash flows.

In 2019 and 2023, we entered into cross-currency swap agreements with several financial institutions to hedge against the effect of variability in the U.S. dollar to euro exchange rate; the 2023 swap agreements were entered into following the maturation in October 2023 of cross-currency swap agreements we entered into in 2018. The swap agreements require an exchange of the notional amounts between us and the counterparties upon expiration or earlier termination of the agreements. If, at the expiration or earlier termination of the swap agreements, the U.S. dollar to euro exchange rate has declined from the rate in effect on the execution date, we are required to pay the counterparties an amount equal to the excess of the U.S. dollar value over the euro principal amount (we and the counterparties have agreed to a net settlement with regard to the exchange of the notional amounts at the date of expiration or earlier termination of the agreements). In the event of a significant decline in the U.S. dollar to euro exchange rate, our payment obligations to the counterparties could have a material adverse effect on our cash flows. In this regard, if, at the expiration or earlier termination of our swap agreements, the U.S. dollar to euro exchange rate has declined by 10% from the rate in effect at the inception of our agreements, we would be required to pay approximately $75 million to the counterparties in respect of the notional settlement. To the extent we enter into additional cross-currency swap agreements, a decline in the relevant exchange rates could further adversely affect our cash flows.

Risks Relating to Ownership of our Common Stock

We may issue additional shares of our common stock or instruments convertible into our common stock, which could cause the price of our common stock to decline.

We are not restricted from issuing additional shares of our common stock or other instruments convertible into our common stock. As of December 31, 2023, we had outstanding approximately 47.0 million shares of our common stock, options to purchase 1.3 million shares of our common stock (of which approximately 1.0 million were vested as of that date), restricted stock units covering 0.2 million shares of our common stock (which are expected to vest over the next three years), performance stock units covering a maximum of 85,772 shares of our common stock (which are expected to vest over the next three years and depend on our performance with regard to specified financial measures and market performance of our common stock compared to designated public companies) and 120 shares of our common stock to be distributed from our deferred compensation plan. As of December 31, 2023, 3.9 million shares of our common stock were reserved for issuance upon the exercise of stock options. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock.

If we issue additional shares of our common stock or instruments convertible into our common stock, such issuances may materially and adversely affect the price of our common stock. Furthermore, our issuance of shares upon the exercise of some or all of the outstanding stock options, as well as the vesting of restricted stock units and some or all of the performance stock units will dilute the ownership interests of existing stockholders, and the subsequent sale in the public market of such shares of our common stock could adversely affect prevailing market prices of our common stock.

We may not pay dividends on our common stock in the future.

Holders of our common stock are entitled to receive dividends only as our board of directors may declare out of funds legally available for such payments. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, requirements under covenants in our debt instruments, legal requirements and other factors as our board of directors deems relevant. We cannot assure that our cash dividend will not be reduced, or eliminated, in the future.

Certain provisions of our corporate governing documents, Delaware law and our Senior Notes could discourage, delay, or prevent a merger or acquisition.

Provisions of our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock. For example, our certificate of incorporation authorizes our board of directors to determine the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion or exchange rights and voting rights, if any, of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. We are also subject to Section 203 of the Delaware General Corporation Law, which imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. These provisions could have the effect of delaying or deterring a third party from acquiring us even if an acquisition might be in the best interest of our stockholders, and accordingly could reduce the market price of our common stock.

Certain provisions in the indentures governing the Senior Notes could make it more difficult or more expensive for a third party to acquire us. Upon an acquisition event that constitutes a "change of control," as defined in the indentures governing the Senior Notes, coupled with a downgrade in the ratings of the Senior Notes, holders of such notes will have the right to require us to purchase their notes in cash. Our obligations under the Senior Notes could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, and accordingly could cause a reduction in the market price of our common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 1C. *CYBERSECURITY*

Cyberattacks continue to evolve in sophistication and frequency. Among other things, an attack could impair our ability to interact with customers and suppliers, fulfill orders, generate invoices, collect and make payments, ship products, provide support to customers, fulfill contractual obligations and otherwise perform business functions.

Management has implemented a program ("Program"), which is part of our overall Enterprise Risk Management system, focused on the assessment, identification, and management of material risks resulting from cybersecurity threats. The Program was developed and is managed by our Vice President of Information Security and Privacy (CISSP, CISM and CISA) with oversight from the Chief Information Officer. Both leaders collectively have over 50 years of technology risk and cybersecurity work experience supporting multiple life science organizations.

Industry standard frameworks including International Organization of Standardization (ISO)/27001 and National Institute of Standards and Technology (NIST) are the foundation of the Program, which includes but is not limited to the fundamental security principles of least privilege access, event monitoring, vulnerability management, education, third-party risk management and incident response. The Program leverages external subject-matter experts that assist with identifying and remediating security risks present in our environment through threat hunting and vulnerability/control testing with a focus on the latest attack vectors. These external experts bring to bear risk mitigation tactics based on current threats observed across multiple organizations with similar risk profiles.

Key Program activities include:
- Annual risk assessment to evaluate our profile against cyber risk threats;
- Global policies based on the guiding principles of security by design and least-privilege access;
- Maintenance of a critical incident response plan and simulation programs, which include procedures to comply with material security incident reporting requirements in collaboration with key members of Executive Management;
- A communication framework designed to ensure that the individuals managing the Program are informed about, and in position to monitor the prevention, detection, mitigation, and remediation of, cybersecurity incidents;
- Internal and external security assessments and testing to determine our susceptibility to compromise, lateral movement, privilege escalation and overall cybersecurity internal control posture;
- Routine phishing simulations to identify areas for control enhancement and additional training;
- Periodic end-user security training and cyber-threat awareness;
- Suite of tools and processes to minimize the risk of security compromise in addition to detect controls alerting of potential malicious activity; and
- Review and approval process focused on evaluating cybersecurity posture and internal controls relating to third party service providers.

The Audit Committee of the Board of Directors receives an update from the members of management referenced above on our security posture on at least an annual basis, and more often as needed. The Audit Committee provides oversight as to the status of our cybersecurity apparatus and overall Program management (including with respect to the identification and implementation of planned security enhancements), while also advising on risk mitigation activities to address the latest threats.

To date, we have not experienced any known cybersecurity incidents that have materially affected or are reasonably likely to materially affect us in the future, including our business strategy, results of operations, or financial condition.

ITEM 2. *PROPERTIES*

We own or lease approximately 90 properties consisting of manufacturing plants, engineering and research centers, distribution warehouses, offices and other facilities. We believe that the properties are maintained in good operating condition and are suitable for their intended use. In general, our facilities meet current operating requirements for the activities currently conducted within the facilities.

Our major facilities (those with 50,000 or greater square feet) at December 31, 2023 are as follows:

Location	Primary use	Square Footage	Owned or Leased
Olive Branch, MS	Distribution warehouse	627,000	Leased
Kamunting, Malaysia	Manufacturing	286,000	Owned
Tecate Mexico	Manufacturing	172,000	Owned
Chihuahua, Mexico	Manufacturing	153,000	Owned
Maple Grove, MN	Manufacturing	129,000	Owned
Morrisville, NC	Office administration	121,000	Leased
Zdar Nad Sazauou, Czech Republic	Manufacturing	108,000	Owned
Trenton, GA	Manufacturing	102,000	Owned
Chihuahua, Mexico	Manufacturing	100,000	Leased
Hradec Kralove, Czech Republic	Manufacturing	92,000	Owned
Chelmsford, MA	Manufacturing	91,000	Leased
Kulim, Malaysia	Manufacturing	90,000	Owned
Jaffrey, NH	Manufacturing	81,000	Owned
Kamunting, Malaysia	Manufacturing	77,000	Leased
Pleasanton, CA	Office administration	76,000	Leased
Nuevo Laredo, Mexico	Manufacturing	71,000	Leased
Chihuahua, Mexico	Manufacturing	63,000	Owned
Reading, PA	Engineering and research	63,000	Leased
Limerick, Ireland	Manufacturing	58,000	Owned
Mansfield, MA	Manufacturing	57,000	Leased
Plymouth, MN	Manufacturing	55,000	Leased
Wayne, PA	Office administration	52,000	Leased

Operations in each of our business segments are conducted at locations both in and outside of the U.S. Of the facilities listed above, with the exception of Plymouth, MN, Jaffrey, NH, Mansfield, MA, Trenton, GA, and Limerick, Ireland, which are used solely for the OEM segment, our facilities generally serve more than one business segment and are often used for multiple purposes, such as administrative/sales, manufacturing and warehousing/distribution.

In addition to the properties listed above, we own or lease approximately 650,000 square feet of additional warehousing, manufacturing and office space worldwide.

ITEM 3. *LEGAL PROCEEDINGS*

We are party to various lawsuits and claims arising in the normal course of business. These lawsuits and claims include actions involving product liability and product warranty, intellectual property, contracts, employment and environmental matters. As of December 31, 2023 and 2022, we accrued liabilities of $0.8 million and $0.5 million respectively, in connection with these matters, representing our best estimate of the cost within the range of estimated possible loss that will be incurred to resolve these matters. Based on information currently available, advice of counsel, established reserves and other resources, we do not believe that any such actions are likely to be, individually or in the aggregate, material to our business, financial condition, results of operations or cash flows. However, in the event of unexpected further developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to our business, financial condition, results of operations or cash flows. See Note 17 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

ITEM 5.   *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on the New York Stock Exchange under the symbol "TFX." As of February 20, 2024, we had 353 holders of record of our common stock. A substantially greater number of holders of our common stock are beneficial owners whose shares are held by brokers and other financial institutions for the accounts of beneficial owners.

Stock Performance Graph

The following graph provides a comparison of five year cumulative total stockholder returns of Teleflex common stock, the Standard & Poor's (S&P) 500 Stock Index and the S&P 500 Healthcare Equipment & Supply Index. The annual changes for the five-year period shown on the graph are based on the assumption that $100 had been invested in Teleflex common stock and each index on December 31, 2018 and that all dividends were reinvested.



Comparison of Cumulative Five Year Total Return

MARKET PERFORMANCE

Company / Index	2018	2019	2020	2021	2022	2023
Teleflex Incorporated	100.00	146.26	160.52	128.59	98.23	98.70
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	207.21
S&P 500 Healthcare Equipment & Supply Index	100.00	129.60	153.97	184.61	145.61	159.51

ITEM 6. *RESERVED*

Not applicable.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

We are a global provider of medical technology products focused on enhancing clinical benefits, improving patient and provider safety and reducing total procedural costs. We primarily design, develop, manufacture and supply medical devices used by hospitals and healthcare providers for common diagnostic and therapeutic procedures in critical care and surgical applications. Approximately 94% of our net revenues come from single-use medical devices. We market and sell our products worldwide through a combination of our direct sales force and distributors. Because our products are used in numerous markets and for a variety of procedures, we are not dependent upon any one end-market or procedure. We are focused on achieving consistent, sustainable and profitable growth by increasing our market share and improving our operating efficiencies.

We evaluate our portfolio of products and businesses on an ongoing basis to ensure alignment with our overall objectives. Based on our evaluation, we may seek to optimize utilization of our facilities through restructuring initiatives designed to further reduce our cost base and enhance our competitive position. In addition, we may continue to explore opportunities to expand the size of our business and improve our margins through a combination of acquisitions and distributor to direct sales conversions, which generally involve our elimination of a distributor from the sales channel, either by acquiring the distributor or terminating the distributor relationship (in some instances, the conversions involve our acquisition or termination of a master distributor and the continued sale of our products through sub-distributors). Our distributor to direct sales conversions are designed to facilitate improved product pricing and more direct access to the end users of our products within the sales channel. Further, we may identify opportunities to expand our margins through strategic divestitures of existing businesses and product lines that no longer meet our objectives.

Acquisition

On October 10, 2023, we completed the acquisition of Palette, a privately held medical device company that sells a portfolio of hyaluronic acid gel-based products primarily utilized in the treatment of urology diseases including a rectal spacing product used in connection with radiation therapy treatment of prostate cancer. The fair value of consideration transferred was $621.9 million, consisting of net cash payments of $594.9 million and $27.0 million in estimated fair value of contingent consideration. The contingent consideration liability represents the estimated fair value of our obligations, under the acquisition agreement, to make two milestone payments up to $50 million, in aggregate, if certain commercial milestones are met. The acquisition was financed using borrowings under our revolving credit facility and cash on hand. See Note 4 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

Divestiture

On May 15, 2021, we entered into a definitive agreement to sell certain product lines within our global respiratory product portfolio to Medline for consideration of $286.0 million, reduced by $12 million in working capital not transferring to Medline (the "Respiratory business divestiture"). In connection with the Respiratory business divestiture, we also entered into several ancillary agreements with Medline to help facilitate the transfer of the business, which provide for transition support, quality, supply and manufacturing services, including a manufacturing and supply transition agreement (the "MSTA").

On June 28, 2021, we completed the initial phase of the Respiratory business divestiture, pursuant to which we received cash proceeds of $259.0 million. On December 4, 2023, we completed the second and final phase of the Respiratory business divestiture with the transfer of certain additional manufacturing assets to Medline resulting in $15.0 million in additional cash proceeds and the recognition of a gain on sale of $4.4 million.

Pension termination

In May 2023, our Board of Directors approved the termination of the Teleflex Incorporated Retirement Income Plan (the "TRIP"), a U.S. defined benefit plan, effective as of August 1, 2023. The TRIP is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Participation in and accrual of benefits under the TRIP have been frozen since 2012, and, as of December 31, 2023, the TRIP assets exceeded the liabilities. In June 2023, we notified participants of our intent to terminate the TRIP and requested a determination letter from the Internal Revenue Services ("IRS") stating that the TRIP satisfies the requirements, in form, to be tax-qualified under Code Section 401(a) upon termination. In September 2023, a notice of benefits was sent to participants, beneficiaries and alternate payees in connection with the proposed termination. Participants, beneficiaries and alternate payees who had not started their TRIP benefits were offered the opportunity to elect to receive their benefits in the form of a lump sum distribution in connection with the termination of the TRIP or to commence their benefits in the form of monthly annuity payments in accordance with TRIP terms. Because the TRIP is an ERISA plan, the termination is subject to approval by the Pension Benefit Guaranty Corporation ("PBGC"). In September 2023, we filed a termination notice with the PBGC for approval. After the termination has been approved by the PBGC, one or more annuity contracts with a qualifying insurer(s) will be purchased to provide TRIP benefits that have not already been distributed. While we expect to proceed with the termination, we may decide not to proceed for certain reasons including, for example, if the cost to terminate the TRIP exceeds our current expectations. Should the Company proceed with the termination, participants, beneficiaries, and alternate payees will each receive the full value of their benefit under the TRIP, paid either from TRIP assets or from an annuity contract purchase as described under this paragraph.

Upon settlement of the TRIP, we are required to remeasure the plan assets and obligation and will recognize a settlement loss for the recognition of the unrecognized losses in accumulated other comprehensive income including the effects of the remeasurement. In December 2023, we recognized a settlement charge of $45.2 million resulting from payments to eligible participants who elected the lump sum distribution option. As of December 31, 2023, the pre-tax accumulated other comprehensive loss related to the TRIP was approximately $150.5 million. We expect to recognize a settlement charge upon annuitization of the TRIP benefits, which we expect to occur during 2024. We also continue to evaluate our options with respect to TRIP plan assets in excess of liabilities ("surplus plan assets") remaining upon settlement of the TRIP. We may contribute any surplus plan assets to a qualified defined contribution savings plan, which would result in a charge equal to the surplus plan assets at the contribution date. As of December 31, 2023, the surplus plan assets were $26.3 million.

Economic and other factors impacting our business

Our operations, supply chain, contractors, suppliers, customers and other business partners are impacted by various global macroeconomic factors. During 2023, we continued to experience elevated levels of overall cost inflation, specifically within materials and services, and we continue to monitor the impacts stemming from increases in interest rates and volatile exchange rates driven by monetary policy decisions of central banks as well as ongoing geopolitical conflicts. Moreover, the healthcare industry has been impacted by a transition in the delivery, or site of service, where healthcare services are being performed and staffing shortages at healthcare facilities that could impact the demand for our products in the future.

In the latter part of 2023, we began to experience stabilization with respect to some of the macroeconomic and other factors discussed above, including but not limited to lower logistics and distribution cost inflation and a decrease in staffing shortages at healthcare facilities. In addition, we have implemented various measures designed to mitigate the future impacts of these factors impacting our business. Due to the dynamic nature of the macroeconomic and other factors discussed above, we cannot accurately predict the extent, duration, or our ability to offset the impact of these factors or the related effects on our business, results of operations, financial condition and cash flows.

Results of Operations

As used in this discussion, "new products" are products for which commercial sales have commenced within the past 36 months, and "existing products" are products for which commercial sales commenced more than 36 months ago. Discussion of results of operations items that reference the effect of one or more acquired businesses (except as noted below with respect to acquired distributors) generally reflects the impact of the acquisitions within the first 12 months following the date of the acquisition. In addition to increases and decreases in the per unit selling prices of our products to our customers, our discussion of the impact of product price increases and decreases also reflects the impact on the pricing of our products resulting from any elimination of distributors, either through acquisition or termination of the distributor, from the sales channel. All dollar amounts in tables are presented in millions unless otherwise noted.

For a discussion of our results of operations comparison for 2022 and 2021, refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 23, 2023.

Comparison of 2023 and 2022

Revenues

	2023	2022
Net Revenues	$ 2,974.5	$ 2,791.0

Net revenues for the year ended December 31, 2023 increased by $183.5 million, or 6.6%, compared to the prior year, primarily due to a $149.2 million increase in sales of new products, price increases and net revenues generated by the acquired Palette and Standard Bariatrics businesses, partially offset by a $61.0 million decrease in sales volume of existing products. The increase in sales of new products and the decrease in sales of volumes of existing products primarily reflect the conversion to the next generation of an existing product.

Gross profit

	2023	2022
Gross profit	$ 1,646.9	$ 1,531.1
Percentage of revenues	55.4 %	54.9 %

For the year ended December 31, 2023, gross margin increased 50 basis points, or 0.9%, compared to the prior year period, primarily due to price increases, benefits from cost improvement initiatives and lower logistics and distribution related costs, partially offset by continued cost inflation from macro-economic factors, specifically with respect to raw materials, and an unfavorable impact on manufacturing productivity due to constraints in raw material supply.

On April 4, 2023, one of our Mexican subsidiaries received a notification from the Mexican Federal Tax Administration Service ("SAT") setting forth its preliminary findings with respect to a foreign trade operations audit carried out by SAT for the period from July 1, 2017 to June 6, 2019. The preliminary findings stated that our Mexican subsidiary did not evidence the export of goods temporarily imported under Mexico's Manufacturing, Maquila and Export Services Industries Program ("IMMEX Program"), therefore triggering the potential obligation for payment of import duties, value added tax, customs processing fees and other fines and penalties, which may cause an adverse impact on our gross profit in the future. In response to the notification, our Mexican subsidiary has requested that the matter be referred to the Procuraduría de la Defensa del Contribuyente, or "PRODECON," (local tax ombudsperson) to help facilitate the process. In June 2023, SAT was provided with the appropriate documentation evidencing the export of the goods in accordance with the requirements of the IMMEX Program.

While we cannot predict with certainty the outcome of this audit, based on currently known information, we do not believe a loss is either probable or estimable. Accordingly, no loss contingency has been recorded in our financial statements as of December 31, 2023 related to this matter. However, if the final resolution of the matter is not favorable to us, our Mexican subsidiary may be required to make payment of certain import duties, fines and surcharges, which could be material.

Selling, general and administrative

	2023	2022
Selling, general and administrative	$ 929.9	$ 863.7
Percentage of revenues	31.3 %	30.9 %

Selling, general and administrative expenses increased $66.2 million for the year ended December 31, 2023, compared to the prior year period, primarily due to higher sales expenses across certain of our product portfolios, higher operating expenses incurred by the acquired Palette and Standard Bariatrics businesses, higher performance related employee benefit costs, higher transaction costs stemming from our acquisition of Palette and higher IT related costs. The increases in selling, general and administrative expenses were partially offset by a decrease in contingent consideration expense resulting from changes in the estimated fair value of our contingent consideration liabilities.

Research and development

	2023	2022
Research and development	$ 154.4	$ 153.8
Percentage of revenues	5.2 %	5.5 %

Research and development expenses increased $0.6 million for the year ended December 31, 2023, compared to the prior year, which was primarily attributable to higher project spend within certain of our product portfolios and expenses incurred by Standard Bariatrics, partially offset by lower expenses related to the European Union Medical Device Regulation related costs.

Pension Settlement Charge

	2023	2022
Pension settlement charge	$ 45.2	$ —

During the year ended December 31, 2023, we recognized a settlement charge of $45.2 million related to our plan to terminate the TRIP resulting from payments to eligible participants who elected a lump sum distribution.

Restructuring and impairment charges

2023 Restructuring Plan

During the fourth quarter of 2023, we initiated a new restructuring plan, which primarily involves the integration of Palette into Teleflex and workforce reductions designed to improve operating performance across the organization by creating efficiencies that align with evolving market demands and our strategy to enhance long-term value creation (the "2023 restructuring plan"). We estimate that we will incur $15 million to $19 million in aggregate pre-tax restructuring and restructuring related charges in connection with the 2023 restructuring plan. We expect this plan will be substantially completed by the end of 2024.

We expect to begin realizing plan-related savings in 2024 and expect to achieve annual pre-tax savings of $29 million to $35 million once the plan is fully implemented.

2023 Footprint Realignment Plan

In September 2023, we initiated a restructuring plan primarily involving the relocation of certain manufacturing operations to existing lower-cost locations, the outsourcing of certain manufacturing processes and related workforce reductions (the "2023 Footprint realignment plan"). We estimate that we will incur $11 million to $15 million in aggregate pre-tax restructuring and restructuring related charges in connection with the 2023 Footprint Realignment plan. We expect this plan will be substantially completed by the end of 2027.

We expect to begin realizing plan-related savings in 2024 and expect to achieve annual pre-tax savings of $2 million to $4 million once the plan is fully implemented.

2022 Restructuring plan

In November 2022, we initiated a strategic restructuring plan designed to improve operating performance and position the organization to deliver long-term durable growth by creating efficiencies that align with our high growth strategic objectives (the "2022 Restructuring plan"). The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

Respiratory divestiture plan

In 2021, in connection with the Respiratory business divestiture, we committed to a restructuring plan designed to separate the manufacturing operations that will be transferred to Medline from those that will remain with Teleflex, which includes related workforce reductions (the "Respiratory divestiture plan"). The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

The following table provides information regarding restructuring charges we have incurred with respect to each of our restructuring programs, as well as impairment charges, for the years ended December 31, 2023 and 2022. The restructuring charges listed in the table primarily consist of termination benefits.

	2023	2022
2023 Restructuring plan	$ 12.5	$ —
2023 Footprint Realignment Plan	1.5	—
2022 Restructuring plan	3.1	15.5
Respiratory divestiture plan	(0.9)	0.6
Other restructuring programs	(0.6)	2.7
Impairment charges [1]	—	1.5
Total	$ 15.6	$ 20.3

(1) For the year ended December 31, 2022, we recorded impairment charges of $1.5 million related to our decision to abandon certain assets.

Interest income and expense

	2023	2022
Interest expense	$ 85.1	$ 54.3
Average interest rate on debt during the year	4.4 %	2.8 %
Interest income	$ (12.8)	$ (0.9)

The increase in interest expense for the year ended December 31, 2023 compared to the prior year was primarily due to a higher average interest rate resulting from increases in interest rates associated with our variable interest rate debt instruments and an increase in average debt outstanding.

Interest income for the year ended December 31, 2023 increased compared to the prior year primarily due to higher investments in time deposits and money market mutual funds.

Gain on sale of assets and business

	2023	2022
Gain on sale of assets and business	$ 4.4	$ 6.5

During the year ended December 31, 2023, we recognized a gain related to the second phase of the Respiratory divestiture. During the year ended December 31, 2022, we recognized a gain related to a sale of a building.

Loss on extinguishment of debt

	2023	2022
Loss on extinguishment of debt	$ —	$ 0.5

During the year ended December 31, 2022 we recognized a $0.5 million loss on extinguishment of debt due to the write off of unamortized deferring financing costs related to the amendment of our senior credit facility.

Taxes on income from continuing operations

	2023	2022
Effective income tax rate	17.6 %	18.6 %

The effective income tax rate for 2023 was 17.6% compared to 18.6% for 2022. The effective income tax rate for 2023 reflects the impact of deferred charges resulting from a legal entity rationalization and the impact of a non-taxable contingent consideration adjustment recognized in connection with a decrease in the estimated fair value of our contingent consideration liabilities. Additionally, the effective income tax rate for 2023 reflects a tax benefit associated with the TRIP pension settlement charge. The effective income tax rate for 2022 reflects tax expense resulting from a deferred charge relating to the 2022 Restructuring Plan. The effective income tax rates for both 2023 and 2022 reflect tax expense resulting from a U.S. law effective in 2022 requiring capitalization of certain research and development expenditures. Additionally, the effective income tax rates for both 2023 and 2022 reflect a net excess tax benefit related to share-based compensation and a tax benefit from research and development tax credits.

During 2023, a significant number of individual Member States of the EU enacted legislation to establish a 15% global minimum tax in accordance with the Pillar Two EU directive. We continue to evaluate the impact the laws will have on our consolidated results of operations, but based on legislation currently enacted, we do not expect the laws to have a material effect on our consolidated financial statements.

Segment Results

Segment Net Revenues

	Year Ended December 31,		% Increase/(Decrease)
	2023	**2022**	**2023 vs 2022**
Americas	$ 1,715.4	$ 1,653.7	3.7
EMEA	586.2	558.4	5.0
Asia	346.9	306.3	13.2
OEM	326.0	272.6	19.6
Segment Net Revenues	$ 2,974.5	$ 2,791.0	6.6

Segment Operating Profit

	Year Ended December 31,		% Increase/(Decrease)
	2023	**2022**	**2023 vs 2022**
Americas	$ 453.1	$ 452.0	0.2
EMEA	52.2	42.5	22.9
Asia	90.1	82.8	8.8
OEM	86.2	65.4	31.9
Segment Operating Profit [1]	$ 681.6	$ 642.7	6.1

(1) See Note 18 to the consolidated financial statements included in this Annual Report on Form 10-K for a reconciliation of segment operating profit to our consolidated income from continuing operations before interest, loss on extinguishment of debt and taxes.

Americas

Americas net revenues for the year ended December 31, 2023 increased $61.7 million, or 3.7%, compared to the prior year, which was primarily attributable to a $125.1 million increase in sales of new products, price increases and net revenues generated by the acquired Palette and Standard Bariatrics businesses, partially offset by a $114.5 million decrease in sales volume of existing products. The increase in sales of new products and the decrease in sales of volumes of existing products primarily reflect the conversion to the next generation of an existing product.

Americas operating profit for the year ended December 31, 2023 increased $1.1 million, or 0.2%, compared to the prior year, which was primarily attributable to an increase in gross profit resulting from higher sales and price increases and a decrease in contingent consideration expense resulting from changes in the estimated fair value of our contingent consideration liabilities, partially offset by an increase in sales expenses to support higher sales and an increase in operating expenses incurred by the acquired Palette and Standard Bariatrics businesses.

EMEA

EMEA net revenues for the year ended December 31, 2023 increased $27.8 million, or 5.0%, compared to the prior year, which was primarily attributable to $12.1 million in favorable fluctuations in foreign currency exchange rates, price increases and an increase in sales of new products.

EMEA operating profit for the year ended December 31, 2023 increased $9.7 million, or 22.9%, compared to the prior year, which was primarily attributable to lower expenses related to the European Union Medical Device Regulation within research and development expenses and favorable fluctuations in foreign currency exchange rates, partially offset by an increase in sales expenses to support higher sales.

Asia

Asia net revenues for the year ended December 31, 2023 increased $40.6 million, or 13.2%, compared to the prior year, which was primarily attributable to a $25.5 million increase in sales volume of existing products and an $18.8 million increase in sales of new products, partially offset by unfavorable fluctuations in foreign currency exchange rates.

Asia operating profit for the year ended December 31, 2023 increased $7.3 million, or 8.8%, compared to the prior year, which was primarily attributable to an increase in gross profit resulting from higher sales, partially offset by unfavorable fluctuations in foreign currency exchange rates and an increase in sales expenses to support higher sales.

OEM

OEM net revenues for the year ended December 31, 2023 increased $53.4 million, or 19.6%, compared to the prior year, which was primarily attributable to a $28.3 million increase in sales volume of existing products and price increases.

OEM operating profit for the year ended December 31, 2023 increased $20.8 million, or 31.9%, compared to the prior year, which was primarily attributable to an increase in gross profit resulting from price increases and higher sales, partially offset by higher research and development expenses.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is our cash flows provided by operating activities. Our cash flows provided by operating activities are reduced by cash used to, among other things, fulfill contractual obligations for minimum lease payments under noncancellable operating leases, which often extend beyond one year; the weighted average remaining lease term of our operating lease portfolio is 7.0 years. Our cash flows provided by operating activities are also reduced by cash used for unconditional legally binding commitments to purchase goods or services (i.e., purchase obligations), which are primarily related to inventory expected to be purchased within one year.

Other significant factors that affect our overall management of liquidity include contractual obligations such as scheduled principal and interest payments with respect to outstanding indebtedness and tax on deemed repatriation of non-U.S. earnings, which will be paid annually over the next three years. We may also be obligated to make payments for contingent consideration due to past acquisitions, the timing and amount of which may be uncertain, and the magnitude of which can vary from year to year. Other significant factors that affect our liquidity include certain actions controlled by management such as capital expenditures, acquisitions, and dividends. See Note 10, Note 12 and Note 15 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

We believe our cash flow from operations, available cash and cash equivalents and borrowings under our revolving credit facility (which is provided for under the Credit Agreement) and accounts receivable securitization facility will enable us to fund our operating requirements, capital expenditures and debt obligations for the next 12 months and the foreseeable future.

Of our $222.8 million of cash and cash equivalents at December 31, 2023, $196.7 million was held at non-U.S. subsidiaries. We manage our worldwide cash requirements by monitoring the funds available among our subsidiaries and determining the extent to which we can access those funds on a cost effective basis.

In October 2023, the agreements related to our cross-currency swaps entered into in 2018 matured resulting in $43.0 million in cash settlement proceeds. On October 2, 2023, we executed new cross-currency swap agreements with six different financial institution counterparties to hedge against the effect of variability in the U.S. dollar to euro exchange rate (the "2023 Cross-currency swap agreements"). Under the terms of the new swap agreements, we notionally exchanged $500 million at an interest rate of 4.63% for €474.7 million at an interest rate of 3.05%. The 2023 Cross-currency swap agreements, which expire on October 4, 2025, are designated as net investment hedges and require an exchange of the notional amounts upon expiration or the earlier termination of the agreements.

In December 2023, we entered into a zero cost foreign exchange collar contract that aligns with the notional amount and expiration date of the 2023 Cross-currency swaps. We sold a put option with a lower strike price and bought a call option with a higher strike price to manage the foreign exchange risk related to the final settlement of the $500 million notional cross currency swaps. Upon the execution of the zero cost foreign exchange collar contract, we have de-designated the existing $500 million notional cross-currency swaps and re-designated the combined $500 million notional cross currency swaps and zero cost collar into a new hedging instrument. At re-designation, the existing $500 million notional cross-currency swaps were off-market due to changes in foreign exchange rates and interest rates. The off-market value due to interest rates will be amortized ratably into earnings through October 2025 and the off-market value due to foreign exchange rates will remain in accumulated other comprehensive income until the underlying net investment is sold. The combined cross-currency swaps and zero cost collar has been designated as a net investment hedge for accounting purposes.

Under the terms of our outstanding Euro cross-currency swap agreements, we notionally exchanged in the aggregate $750 million for €693.9 million. The swap agreements begin to expire in March 2024. We and the counterparties have agreed to effect the exchange through a net settlement. As a result, we may be required to pay (or be entitled to receive) an amount equal to the difference, on the expiration or earlier termination dates, between the U.S. dollar equivalent of the €693.9 million notional amount and the $750 million notional amount. If, at the expiration or earlier termination of the swap agreements, the U.S. dollar to euro exchange rate has increased or decreased by 10% from the rate in effect at the inception of these agreements, we would either receive an aggregate payment of approximately $34.4 million from the counterparties or be required to make an aggregate payment of approximately $75 million to the counterparties in respect of the notional settlement. As of December 31, 2023, we had $16.5 million in current assets and $31.3 million in non-current liabilities related to the fair value of our cross-currency swap agreements. The swap agreements entail risk that the counterparties will not fulfill their obligations under the agreements. However, we believe the risk is reduced because we have entered into separate agreements with different counterparties, all of which are large, well-established financial institutions.

We may at any time, from time to time, repurchase our outstanding debt securities in open market purchases, via tender offers or in privately negotiated transactions, exchange transactions or otherwise, at such price or prices as we deem appropriate. Such purchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and may be commenced or suspended at any time.

Summarized Financial Information – Obligor Group

The 2027 Notes are issued by Teleflex Incorporated (the "Parent Company"), and payment of the Parent Company's obligations under the 2027 Notes is guaranteed, jointly and severally, by an enumerated group of the Parent Company's subsidiaries (each, a "Guarantor Subsidiary" and collectively, the "Guarantor Subsidiaries"). The guarantees are full and unconditional, subject to certain customary release provisions. Each Guarantor Subsidiary is directly or indirectly 100% owned by the Parent Company. Summarized financial information for the Parent and Guarantor Subsidiaries (collectively, the "Obligor Group") as of and for the year ended December 31, 2023 is as follows:

	Year Ended December 31, 2023		
	Obligor Group	Intercompany	Obligor Group (excluding intercompany)
Net revenue	$ 2,128.2	$ 262.5	$ 1,865.7
Cost of goods sold	1,363.3	366.4	996.9
Gross profit	764.9	(103.9)	868.8
Income from continuing operations	260.7	181.9	78.8
Net income	259.5	181.9	77.6

	December 31, 2023		
	Obligor Group	Intercompany	Obligor Group (excluding intercompany)
Total current assets	$ 927.9	$ 222.1	$ 705.8
Total assets	3,500.2	1,720.4	1,779.8
Total current liabilities	1,131.4	872.2	259.2
Total liabilities	5,120.8	2,877.1	2,243.7

The same accounting policies as described in Note 1 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 are used by the Parent Company and each of its subsidiaries in connection with the summarized financial information presented above. The Intercompany column in the table above represents transactions between and among the Obligor Group and non-guarantor subsidiaries (i.e., those subsidiaries of the Parent Company that have not guaranteed payment of the 2027 Notes). Obligor investments in non-guarantor subsidiaries and any related activity are excluded from the financial information presented above.

See "Financing Arrangements" below as well as Note 10 and Note 11 to the consolidated financial statements included in this Annual Report on Form 10-K for further information related to our borrowings and financial instruments.

Cash Flows

The following table provides a summary of our cash flows for the periods presented:

	Year Ended December 31,	
	2023	2022
Cash flows from continuing operations provided by (used in):		
Operating activities	$ 511.7	$ 342.8
Investing activities	(621.2)	(259.4)
Financing activities	38.5	(217.5)
Cash flows (used in) provided by discontinued operations	(1.0)	0.8
Effect of exchange rate changes on cash and cash equivalents	2.8	(19.8)
Decrease in cash and cash equivalents	$ (69.2)	$ (153.1)

Cash Flow from Operating Activities

Net cash provided by operating activities from continuing operations was $511.7 million during 2023, and $342.8 million during 2022. The $168.9 million increase was primarily attributable to lower tax payments, favorable changes in working capital and favorable operating results. The favorable changes in working capital were primarily driven by lower inventory purchases stemming from the build up of inventory in the prior year due to elevated global supply chain volatility.

Cash Flow from Investing Activities

Net cash used in investing activities from continuing operations was $621.2 million during 2023, which primarily consisted of $603.9 million in net payments for businesses and intangibles acquired, primarily related to the Palette acquisition, and $91.4 million of capital expenditures, partially offset by $63.1 million in net interest proceeds on swaps designated as net investment hedges and $15.0 million in proceeds from the second phase of the Respiratory divestiture.

Cash Flow from Financing Activities

Net cash provided by financing activities from continuing operations was $38.5 million during 2023, which primarily consisted of $101.3 million in net proceeds from borrowings resulting from a $600 million draw on our Senior Credit facility to fund the acquisition of Palette, partially offset by payments against the Senior Credit facility. Net cash provided by financing activities for the year also reflects $63.9 million in dividend payments.

For a discussion of our cash flow comparison for 2022 and 2021, refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 23, 2023.

Free Cash Flow

Free cash flow is a non-GAAP financial measure and is calculated by subtracting capital expenditures from cash provided by operating activities from continuing operations. This financial measure is used in addition to and in conjunction with results presented in accordance with generally accepted accounting principles in the U.S., or GAAP, and should not be considered a substitute for net cash provided by operating activities from continuing operations, the most comparable GAAP financial measure. Management believes that free cash flow is a useful measure to investors because it facilitates an assessment of funds available to satisfy current and future obligations, pay dividends and fund acquisitions. We also use this financial measure for internal managerial purposes and to evaluate period-to-period comparisons. Free cash flow is not a measure of cash available for discretionary expenditures since we have certain non-discretionary obligations, such as debt service, that are not deducted from the measure. We strongly encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. The following is a reconciliation of free cash flow to the most comparable GAAP measure.

	2023	2022
Net cash provided by operating activities from continuing operations	$ 511.7	$ 342.8
Less: Capital expenditures	91.5	79.2
Free cash flow	$ 420.2	$ 263.6

Financing Arrangements

Senior credit facility

On November 4, 2022, we amended and restated our existing credit agreement by entering into a Third Amended and Restated Credit Agreement (the "Credit Agreement") which provides for a five-year revolving credit facility of $1.0 billion and a term loan facility of $500.0 million. The obligations under the Credit Agreement are guaranteed (subject to certain exceptions and limitations) by substantially all of our material domestic subsidiaries. The obligations under the Credit Agreement are secured, subject to certain exceptions and limitations, by a lien on substantially all of the assets owned by us and each guarantor. The maturity date of the revolving credit facility and the term loan facility under the Credit Agreement is November 4, 2027.

At our option, loans under the Credit Agreement will bear interest at a rate equal to adjusted Term Secured Overnight Lending Rate (SOFR) plus an applicable margin ranging from 1.125% to 2.00% or at an alternate base rate, which is defined as the highest of (i) the "Prime Rate" in the U.S. last quoted by The Wall Street Journal, (ii) 0.50% above the greater of the federal funds rate and the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in Dollars and (iii) 1.00% above the Term SOFR Rate for a one month interest period, plus an applicable margin ranging from 0.125% to 1.00%, in each case subject to adjustments based on our total net leverage ratio. Overdue loans will bear interest at the rate otherwise applicable to such loans plus 2.00%.

At December 31, 2023, we had $262.0 million in borrowings outstanding and $0.9 million in outstanding standby letters of credit under our $1.0 billion revolving credit facility.

The Credit Agreement contains customary representations and warranties and covenants that, in each case, subject to certain exceptions, qualifications and thresholds, (a) place limitations on us and our subsidiaries regarding the incurrence of additional indebtedness, additional liens, fundamental changes, dispositions of property, investments and acquisitions, dividends and other restricted payments, transactions with affiliates, restrictive agreements, changes in lines of business and swap agreements, and (b) require us and our subsidiaries to comply with sanction laws and other laws and agreements, to deliver financial information and certain other information and give notice of certain events, to maintain their existence and good standing, to pay their other obligations, to permit the administrative agent and the lenders to inspect their books and property, to use the proceeds of the Credit Agreement only for certain permitted purposes and to provide collateral in the future. Subject to certain exceptions, we are required to maintain a maximum total net leverage ratio of 4.50 to 1.00. We are further required to maintain a minimum interest coverage ratio of 3.50 to 1.00. As of December 31, 2023, we were in compliance with the covenants in the Credit Agreement.

2027 and 2028 Senior Notes

As of December 31, 2023, the outstanding principal amount of our 2027 Notes and 2028 Notes (collectively the "Senior Notes") was $500 million, respectively. The indenture governing the Senior Notes contains covenants that, among other things among other things and subject to certain exceptions, limit or restrict our ability, and the ability of our subsidiaries, to create liens; consolidate, merge or dispose of certain assets; and enter into sale leaseback transactions. The obligations under the Senior Notes are fully and unconditionally guaranteed, jointly and severally, by each of our existing and future 100% owned domestic subsidiaries that are a guarantor or other obligor under the Credit Agreement and by certain of our other 100% owned domestic subsidiaries. As of December 31, 2023, we were in compliance with all of the terms of our Senior Notes.

Accounts receivable securitization

We have an accounts receivable securitization facility under which we sell an undivided interest in domestic accounts receivable for consideration of up to $75 million to a commercial paper conduit. As of December 31, 2023 and 2022, we borrowed the maximum amount available of $75 million under this facility. This facility is utilized to provide increased flexibility in funding short term working capital requirements. The agreement governing the accounts receivable securitization facility contains certain covenants and termination events. An occurrence of an event of default or a termination event under this facility may give rise to the right of our counterparty to terminate this facility. As of December 31, 2023, we were in compliance with the covenants and none of the termination events had occurred.

For additional information regarding our indebtedness, see Note 10 to the consolidated financial statements included in this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the amounts derived from those estimates and assumptions.

We have identified the following as critical accounting estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions and conditions. The following discussion should be considered in conjunction with the description of our accounting policies in Note 1 to the consolidated financial statements in this Annual Report on Form 10-K.

Inventory Utilization

Inventories are valued at the lower of cost or net realizable value. Factors utilized in the determination of estimated net realizable value and whether a reserve is required include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

We review the net realizable value of inventory each reporting period and adjust as necessary. We regularly compare inventory quantities on hand against historical usage or forecasts related to specific items in order to evaluate obsolescence and excessive quantities. In assessing historical usage, we also qualitatively assess business trends to evaluate the reasonableness of using historical information in estimating future usage. Our inventory reserve was $54.3 million and $47.1 million at December 31, 2023 and 2022, respectively.

Long-Lived Assets

We assess the remaining useful life and recoverability of long-lived assets whenever events or circumstances indicate the carrying value of an asset may not be recoverable. For example, such an assessment may be initiated if, as a result of a change in expectations, we believe it is more likely than not that the asset will be sold or disposed of significantly before the end of its useful life or if an adverse change occurs in the business employing the asset. Significant judgments in this area involve determining whether such events or circumstances have occurred and determining the appropriate asset group requiring evaluation. The recoverability evaluation is based on various analyses, including undiscounted cash flow projections, which involve significant management judgment. Any impairment loss, if indicated, equals the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

The increased use and the recent FDA approval of glucagon-like peptide 1 ("GLP-1") products for the treatment of chronic weight management has impacted the demand for bariatric surgery procedures and our Titan SGS product line acquired as part of our 2022 acquisition of Standard Bariatrics Inc. Although the long term impact on bariatric procedures from GLP-1 products is uncertain, to the extent GLP-1 products reduce the long term demand for bariatrics surgery procedures and cause their prevalence to differ significantly from management's expectations, we ultimately may find it necessary to recognize future impairment charges with respect to the related assets, which could be material.

Goodwill and Other Intangible Assets

Intangible assets include indefinite-lived assets (such as goodwill, certain trade names and in-process research and development ("IPR&D")), as well as finite-lived intangibles (such as trade names that do not have indefinite lives, customer relationships, intellectual property, distribution rights and non-competition agreements) and are, generally, obtained through acquisition. Intangible assets acquired in a business combination are measured at fair value and we allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired in a business combination to goodwill. Considerable management judgment is necessary in making the assumptions used in the estimated fair value of intangible assets acquired in a business combination.

The costs of finite-lived intangibles are amortized to expense over their estimated useful life. Determining the useful life of an intangible asset requires considerable judgment as different types of intangible assets typically will have different useful lives. Goodwill and other indefinite-lived intangible assets are not amortized; we test these assets annually for impairment during the fourth quarter, using the first day of the quarter as the measurement date, or earlier upon the occurrence of certain events or substantive changes in circumstances that indicate an impairment may have occurred. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations.

Goodwill

Goodwill impairment assessments are performed at a reporting unit level. For purposes of this assessment, our reporting units are our operating segments, or, in certain cases, a business one level below our operating segments. As the fair values of our reporting units are more likely than not greater than the carrying values, no impairment was recorded as a result of the annual goodwill impairment testing performed during the fourth quarter of 2023.

In applying the goodwill impairment test, we may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors may include, but are not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, and entity specific factors such as strategies and financial performance. If, after completing the qualitative assessment, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a quantitative impairment test described below. Alternatively, we may test goodwill for impairment through the quantitative impairment test without conducting the qualitative analysis.

Under a quantitative impairment test we compare the fair value of a reporting unit to the carrying value. We calculate the fair value of the reporting unit using a combination of two methods; one which estimates the discounted cash flows of the reporting unit based on projected earnings in the future (the Income Approach) and one which is based on revenue and EBITDA of similar businesses to those of the reporting unit in actual transactions (the Market Approach). If the fair value of the reporting unit exceeds the carrying value, there is no impairment. If the reporting unit carrying value exceeds the fair value, we recognize an impairment loss based on the amount the carrying value of the reporting unit exceeds its fair value.

The more significant judgments and assumptions in determining fair value using in the Income Approach include (1) the amount and timing of expected future cash flows, which are based primarily on our estimates of future sales, operating income, industry trends and the regulatory environment of the individual reporting units, (2) the expected long-term growth rates for each of our reporting units, which approximate the expected long-term growth rate of the global economy and of the medical device industry, and (3) the discount rates that are used to estimate the present value of the future cash flows, which are based on an assessment of the risk inherent in the future cash flows of the respective reporting units along with various market based inputs. The more significant judgments and assumptions used in the Market Approach include (1) determination of appropriate revenue and EBITDA multiples used to estimate a reporting unit's fair value and (2) the selection of appropriate comparable companies to be used for purposes of determining those multiples. There were no changes to the underlying methods used in 2023 as compared to the valuations of our reporting units in the past several years.

Our expected future growth rates estimated for purposes of the goodwill impairment test are based on our estimates of future sales, operating income and cash flow and are consistent with our internal budgets and business plans, which reflect a modest amount of core revenue growth coupled with the successful launch of new products each year; the effect of these growth indicators more than offset volume losses from products that are expected to reach the end of their life cycle. Changes in assumptions underlying the Income Approach could cause a reporting unit's carrying value to exceed its fair value. While we believe our assumed growth rates of sales and cash flows are reasonable, the possibility remains that the revenue growth of a reporting unit may not be as high as expected, and, as a result, the estimated fair value of that reporting unit may decline. In this regard, if our strategy and new products are not successful and we do not achieve anticipated core revenue growth in the future with respect to a reporting unit, the goodwill in the reporting unit may become impaired and, in such case, we may incur material impairment charges. Moreover, changes in revenue and EBITDA multiples in actual transactions from those historically present could result in an assessment that a reporting unit's carrying value exceeds its fair value, in which case we also may incur material impairment charges.

Other Intangible Assets

Intangible assets are assets acquired that lack physical substance and that meet the specified criteria for recognition apart from goodwill. Management tests indefinite-lived intangible assets for impairment annually, and more frequently if events or changes in circumstances indicate that an impairment may have occurred. Similar to the goodwill impairment test process, we may assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If, after completing the qualitative assessment, we determine it is more likely than not that the fair value of the indefinite-lived intangible asset is greater than its carrying amount, the asset is not impaired. If we conclude it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value, we then proceed to a quantitative impairment test, which consists of a comparison of the fair value of the intangible asset to its carrying amount. Alternatively, we may elect to forgo the qualitative analysis and test the indefinite-lived intangible asset for impairment through the quantitative impairment test.

In connection with intangible assets acquired in a business combination and quantitative impairment tests, we determine the estimated fair value using various methods under the Income Approach. The more significant judgments and assumptions used in the valuation of intangible assets may include revenue growth rates, royalty rate, obsolescence factor, distributor margin, discount rates, attrition rate, and EBITDA margin. Each of these factors and assumptions can significantly impact the value of the intangible asset.

We did not record any impairment charges related to intangible assets during the years ended December 31, 2023 and December 31, 2022. See "Restructuring and impairment charges" within "Result of Operations" above as well as Note 4 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information on these charges.

Contingent Consideration Liabilities

In connection with an acquisition, we may be required to pay future consideration that is contingent upon the achievement of specified objectives, such as receipt of regulatory approval, commercialization of a product or achievement of sales targets. In a business combination, we record a contingent liability, as of the acquisition date, representing the estimated fair value of the contingent consideration we expect to pay. We determined the fair value of the contingent consideration liabilities related to the Palette and Standard Bariatrics acquisitions, which represented most of our contingent consideration liabilities at December 31, 2023, using a Monte Carlo valuation approach, which simulates future revenues during the earn out-period using management's best estimates. We determined the fair value of our other contingent consideration liabilities using a discounted cash flow analysis. Significant judgment is required in determining the assumptions used to calculate the fair value of the contingent consideration. Increases in projected revenues and probabilities of payment may result in significantly higher fair value measurements; decreases in these items may have the opposite effect. Increases in discount rates in the periods prior to payment may result in significantly lower fair value measurements; decreases may have the opposite effect. See Note 12 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

We remeasure our contingent consideration liabilities each reporting period and recognize the change in the liabilities' fair value within selling, general and administrative expenses in our consolidated statement of income. As of December 31, 2023 and 2022, we accrued $39.5 million and $44.0 million of contingent consideration, respectively, related to completed business combinations.

If the transaction is determined to be an asset acquisition rather than a business combination, a contingent consideration liability is recognized when the specified objective is deemed probable and is estimable.

Income Taxes

Our annual provision for income taxes and determination of the deferred tax assets and liabilities require management to assess uncertainties, make judgments regarding outcomes and utilize estimates. The difficulties inherent in such assessments, judgments and estimates are particularly challenging because we conduct a broad range of operations around the world, subjecting us to complex tax regulations in numerous international jurisdictions. As a result, we are at times subject to tax audits, disputes with tax authorities and potential litigation, the outcome of which is uncertain. In connection with its estimates of our tax assets and liabilities, management must, among other things, make judgments about the outcome of these uncertain matters.

Deferred tax assets and liabilities are measured and recorded using currently enacted tax rates that are expected to apply to taxable income in the years in which differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases are recovered or settled. The likelihood of a material change in our expected realization of these assets is dependent on future taxable income, our ability to use foreign tax credit carryforwards and carrybacks, final U.S. and non-U.S. tax settlements, changes in tax law, and the effectiveness of our tax planning strategies in the various relevant jurisdictions. While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may require future adjustments to our tax assets and liabilities, which could be material.

In assessing the realizability of our deferred tax assets, we evaluate positive and negative evidence and use judgments regarding past and future events, including results of operations and available tax planning strategies that could be implemented to realize the deferred tax assets. Based on this assessment, we determine when it is more likely than not that all or some portion of our deferred tax assets may not be realized, in which case we apply a valuation allowance to offset the amount of such deferred tax assets. To the extent facts and circumstances change in the future, adjustments to the valuation allowances may be required. The valuation allowance for deferred tax assets of $95.7 million and $91.5 million at December 31, 2023 and 2022, respectively, relates principally to the uncertainty of the utilization of tax loss and credit carryforwards in various jurisdictions.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, we are examined by various federal, state and non-U.S. tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We adjust the income tax provision, the current tax liability and deferred taxes in any period in which we become aware of facts that necessitate an adjustment. We are currently under examination in Germany and Italy. The ultimate outcome of these examinations could result in increases or decreases to our recorded tax liabilities, which would affect our financial results. See Note 15 to the consolidated financial statements in this Annual Report on Form 10-K for additional information regarding our uncertain tax positions.

New Accounting Standards

See Note 2 to the consolidated financial statements included in this Annual Report on Form 10-K for a discussion of recently issued accounting standards, including estimated effects, if any, of the adoption of those standards on our consolidated financial statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to certain financial risks, specifically fluctuations in market interest rates, foreign currency exchange rates and, to a lesser extent, commodity prices. We address these risks through a risk management program that includes the use of derivative financial instruments. We do not enter into derivative instruments for trading or speculative purposes. We manage our exposure to counterparty risk on derivative instruments by entering into contracts with a diversified group of major financial institutions and by actively monitoring outstanding positions.

We also are exposed to changes in the market trading price of our common stock as it influences the valuation of stock options and their effect on earnings.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our borrowing activities and our cash balances. The table below provides information regarding the interest rates by year of maturity for our fixed and variable rate debt obligations. Variable interest rates on the revolving credit facility and the term loan facility on December 31, 2023 were determined using a base rate of the adjusted Term SOFR plus the applicable spread. The variable interest rate on the accounts receivable securitization facility was based on Bloomberg Short-Term Bank Yield Index plus the applicable spread.

	Year of Maturity						
	2024	2025	2026	2027	2028	Thereafter	Total
Fixed rate debt	$ —	$ —	$ —	$ 500.0	$ 500.0	$ —	$ 1,000.0
Average interest rate	— %	— %	— %	4.625 %	4.250 %	— %	4.438 %
Variable rate debt	$ 87.5	$ 25.0	$ 25.0	$ 687.0	$ —	$ —	$ 824.5
Average interest rate	6.392 %	6.706 %	6.706 %	6.706 %	— %	— %	6.673 %

A change of 1.0% in variable interest rates would increase or decrease annual interest expense by $8.2 million based on our outstanding debt as of December 31, 2023.

Foreign Currency Risk

The global nature of our operations exposes us to foreign currency risks. These risks include exposure from the effect of fluctuating exchange rates on payables and receivables as well as intercompany loans relating to transactions that are denominated in currencies other than a location's functional currency and exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of a reporting period. Our principal currency exposures relate to the Euro, Chinese Renminbi, Mexican Peso, Malaysia Ringgit, Swedish Krona, Canadian Dollar, Czech Koruna, and British Pound. We utilize foreign currency forward exchange contracts and cross-currency interest rate swap contracts to attempt to minimize our exposure to these risks. Gains and losses on these contracts substantially offset losses and gains on the underlying hedged transactions.

As of December 31, 2023, the total notional amount for the foreign currency forward exchange contracts and cross-currency interest rates swap contracts, expressed in U.S. dollars, was $429.1 million and $770.0 million, respectively. A sensitivity analysis of changes in fair value of these contracts outstanding as of December 31, 2023, while not predictive in nature, indicated that a hypothetical 10% increase/decrease in the value of the U.S. dollar against all currencies would increase the fair value of these contracts by $63.7 million and decrease the fair value of these contracts by $61.6 million, respectively, the majority of which relates to the cross-currency interest rate swap contracts.

See Note 11 to the consolidated financial statements included in this Annual Report on Form 10-K for information regarding the accounting treatment of our foreign currency forward exchange contracts and cross-currency interest rates swap contracts.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The financial statements and supplementary data required by this Item are included herein, commencing on page F-1.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. We acquired Palette on October 10, 2023. Consistent with the guidance provided by the staff of the Securities and Exchange Commission, management has excluded Palette from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The net revenues attributable to Palette from the date of acquisition through December 31, 2023, represent, in the aggregate, less than 1% of our consolidated net revenues for the year then ended, and the total assets (excluding goodwill and intangible assets) attributable to Palette represent, in the aggregate, 1% of our consolidated total assets as of December 31, 2023.

(b) Management's Report on Internal Control Over Financial Reporting

Our management's report on internal control over financial reporting is set forth on page F-2 of this Annual Report on Form 10-K and is incorporated by reference herein.

(c) Change in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In connection with our acquisition of Palette, we are in the process of evaluating the acquired company's internal controls to determine the extent to which modifications to Palette's internal controls would be appropriate.

ITEM 9B. *OTHER INFORMATION*

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2023, none of our directors or executive officers entered into, modified or terminated, contracts, instructions or written plans for the sale or purchase of our securities that were intended to satisfy the affirmative defense conditions of Rule 10b5-1.

Legal Settlement

As previously disclosed, on June 26, 2023, a putative class action complaint captioned Ayers v. Kelly, C.A. No. 2023-0655-SG (Del. Ch.) was filed in the Court of Chancery of the State of Delaware (the "Court") against our Board and the Company (the "Action"). The plaintiff alleged in the complaint that the fixing of the record date more than 60 days before the Company's annual meeting held on May 5, 2023 (the "Annual Meeting") violated Section 213(a) of the Delaware General Corporation Law ("DGCL") and breached the directors' fiduciary duties. According to the complaint, because the record date allegedly violated Section 213(a) of the DGCL, the actions taken at the Annual Meeting were invalid. On July 14, 2023, the parties filed a stipulation dismissing the directors as defendants in the Action.

On August 10, 2023, the Company filed a petition in the Court (the "Section 205 Petition") seeking judicial validation pursuant to Section 205 of the DGCL of two actions approved by stockholders at the Annual Meeting, an amendment to the Company's Certificate of Incorporation to eliminate supermajority voting provisions (the "Charter Amendment") and the adoption of a stock incentive plan (the "2023 Plan").

On September 18, 2023, the Court held a hearing on the Section 205 Petition. Following oral argument, the Court entered an Order and Final Judgment declaring valid and effective the Charter Amendment and 2023 Plan as of the date of the Annual Meeting pursuant to 8 Del. C. § 205 (the "Final Order").

After the Court entered the Final Order on the Section 205 Petition, on October 4, 2023 the Court entered an Order dismissing the Action. The Action was related to, but independent of, the Section 205 Petition and was dismissed as moot upon validation of the Section 205 Petition. The Action was dismissed with prejudice as to the plaintiff named in the Action and was deemed resolved by the Company, other than resolving an anticipated application for an award of attorneys' fees and reimbursement of expenses from the Action by plaintiff's attorneys (a "Mootness Fee"). Without admitting any fault or wrongdoing, the Company agreed to pay $300,000 in attorneys' fees and expenses to the plaintiff's counsel in the Action as the Mootness Fee to resolve this matter.

On February 20, 2024, the Court entered an order closing the case (the "February Order"), subject to the Company filing an affidavit with the Court confirming compliance with the Court's February Order. In entering the February Order, the Court did not review, and did not pass judgment on, the payment of these attorneys' fees and expenses.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

None.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

For the information required by this Item 10 with respect to our Executive Officers, see Part I, Item 1. of this report. For the other information required by this Item 10, see "Election Of Directors," "Nominees for Election to the Board of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," in the Proxy Statement for our 2024 Annual Meeting, which information is incorporated herein by reference. The Proxy Statement for our 2024 Annual Meeting will be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11. *EXECUTIVE COMPENSATION*

For the information required by this Item 11, see "Compensation Discussion and Analysis," "Compensation Committee Report," and "Executive Compensation" in the Proxy Statement for our 2024 Annual Meeting, which information is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

For the information required by this Item 12 with respect to beneficial ownership of our common stock, see "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement for our 2024 Annual Meeting, which information is incorporated herein by reference.

The following table sets forth certain information as of December 31, 2023 regarding our equity plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
	(A)	(B)	(C)
Equity compensation plans approved by security holders	1,293,775	$239.55	3,939,853

(1) The number of securities in column (A) exclude 85,772 shares of common stock underlying performance stock units if maximum performance levels are achieved; the actual number of shares, if any, to be issued with respect to the performance stock units will be based on performance with respect to specified financial and relative stock price measures.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

For the information required by this Item 13, see "Certain Transactions" and "Corporate Governance" in the Proxy Statement for our 2024 Annual Meeting, which information is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

For the information required by this Item 14, see "Audit and Non-Audit Fees" and "Audit Committee Pre-Approval Procedures" in the Proxy Statement for our 2024 Annual Meeting, which information is incorporated herein by reference.

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a)   **Consolidated Financial Statements:**

The Index to Consolidated Financial Statements and Schedule is set forth on page F-1 of this Annual Report on Form 10-K.

(b)   **Exhibits:**

The following exhibits are filed as part of, or incorporated by reference into, this report (unless otherwise indicated, the file number with respect to each filed document is 1-5353):

Exhibit No.		Description
*3.1	—	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on May 11, 2023).
*3.2	—	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed on February 23, 2023).
*4.1.1	—	Indenture, dated May 16, 2016, by and between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (File No 333-211276) filed on May 11, 2016).
*4.1.2	—	Fourth Supplemental Indenture, dated November 20, 2017, by and among the Company, the guarantors party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed on November 20, 2017).
*4.1.3	—	Sixth Supplemental Indenture, dated June 6, 2019, by and among Teleflex LLC, the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1.3 to the Company's Form 10-K filed on March 1, 2022).
*4.1.4	—	Eighth Supplemental Indenture, dated February 25, 2021, by and among Z-Medica, LLC, the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1.4 to the Company's Form 10-K filed on March 1, 2022).
*4.1.5	—	Ninth Supplemental Indenture, dated November 7, 2022, by and among Standard Bariatrics, Inc., Traverse Vascular, Inc., the Company and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association) (incorporated by reference to Exhibit 4.1.5 to the Company's Form 10-K filed on February 23, 2023).
*4.1.6	—	Form of 4.625% Senior Note due 2027 (included in Exhibit 4.1.2).
*4.2.1	—	Indenture, dated May 27, 2020, by and among the Company, the guarantors party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on May 27, 2020).
*4.2.2	—	First Supplemental Indenture, dated February 25, 2021, by and among Z-Medica, LLC, the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2.2 to the Company's Form 10-K filed on March 1, 2012).
*4.2.3	—	Second Supplemental Indenture, dated November 7, 2022, by and among Standard Bariatrics, Inc., Traverse Vascular, Inc., the Company and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association).
*4.2.4	—	Form of 4.25% Senior Note due 2028 (included in Exhibit 4.2.1).
4.3	—	Description of Company securities registered under Section 12 of the Securities Exchange Act of 1934.
^10.1	—	Teleflex Incorporated Retirement Income Plan (formerly known as the Teleflex Incorporated Salaried Employees' Pension Plan), as amended and restated effective August 1, 2023.
^*10.2.1	—	Teleflex Incorporated Directors' Deferred Compensation Plan, dated November 22, 2019 (incorporated by reference to Exhibit 10.2.1 to the Company's Form 10-K filed on February 21, 2020).
^*10.2.2	—	Teleflex Incorporated Deferred Compensation Plan, dated November 22, 2019 (incorporated by reference to Exhibit 10.2.2 to the Company's Form 10-K filed on February 21, 2020).
^*10.3.1	—	Amended and Restated Teleflex 401(k) Savings Plan, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.3.1 to the Company's Form 10-K filed on March 1, 2022).
^*10.3.2	—	First Amendment to Teleflex 401(k) Savings Plan, dated April 1, 2021 (incorporated by reference to Exhibit 10.3.2 to the Company's Form 10-K filed on March 1, 2022).

Exhibit No.		Description
^*10.3.3	—	Second Amendment to Teleflex 401(k) Savings Plan, dated November 7, 2022 (incorporated by reference to Exhibit 10.3.3 to the Company's Form 10-K filed on February 23, 2023).
^*10.4.1	—	2008 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders filed on March 21, 2008).
^*10.4.2	—	Amendment, dated March 28, 2012, to 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 1, 2012).
^*10.5	—	Teleflex Incorporated 2016 Executive Incentive Plan (incorporated by reference to Appendix A to the Company's definitive Proxy Statement for the 2016 Annual Meeting of Stockholders filed on March 24, 2016).
^*10.6	—	Teleflex Incorporated 2014 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's definitive Proxy Statement for the 2014 Annual Meeting of Stockholders filed on March 28, 2014).
^*10.7	—	Executive Change In Control Agreement, dated March 31, 2017, between the Company and Liam Kelly (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 4, 2017).
^*10.8	—	Senior Executive Officer Severance Agreement, dated March 31, 2017, between the Company and Liam Kelly (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 4, 2017).
^*10.9	—	Senior Executive Officer Severance Agreement, dated March 26, 2013, between the Company and Thomas E. Powell (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on April 30, 2013).
^*10.10	—	Executive Change In Control Agreement, dated March 26, 2013, between the Company and Thomas E. Powell (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on April 30, 2013).
^*10.11	—	Senior Executive Officer Severance Agreement, dated February 17, 2016, between the Company and Cameron P. Hicks (incorporated by reference to Exhibit 10.20 to the Company's Form 10-K filed on February 25, 2016).
^*10.12	—	Executive Change In Control Agreement, dated February 17, 2016, between the Company and Cameron P. Hicks (incorporated by reference to Exhibit 10.21 to the Company's Form 10-K filed on February 25, 2016).
^*10.13	—	Contract of Employment, dated March 24, 2020, by and between the Company and James Winters (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on April 30, 2020).
^*10.14	—	Senior Executive Officer Severance Agreement, dated March 24, 2020, between the Company and James Winters (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on April 30, 2020).
^*10.15	—	Executive Change In Control Agreement, dated March 24, 2020, between the Company and James Winters (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on April 30, 2020).
^*10.16	—	Senior Executive Officer Severance Agreement, dated January 1, 2021, between the Company and Daniel V. Logue (incorporated by reference to Exhibit 10.23 to the Company's Form 10-K filed on February 25, 2021).
^*10.17	—	Executive Change In Control Agreement, dated January 1, 2021, between the Company and Daniel V. Logue (incorporated by reference to Exhibit 10.24 to the Company's Form 10-K filed on February 25, 2021).
^*10.18	—	Senior Executive Officer Severance Agreement, dated February 25, 2021, between the Company and Jay White (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on April 29, 2021).
^*10.19	—	Executive Change In Control Agreement, dated February 25, 2021, between the Company and Jay White (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on April 29, 2021).
*10.20	—	Third Amended and Restated Credit Agreement, dated November 4, 2022, among the Company, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., PNC Bank, National Association, Wells Fargo Bank, National Association and HSBC Securities (USA) INC., as co-syndication agents, the guarantors party thereto, the lenders party thereto and each other party thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 10, 2022).
^*10.21	—	Teleflex Incorporated 2023 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders filed on March 31, 2023).

Exhibit No.		Description
^10.22	—	Form of Stock Option Agreement under the Company's 2023 Stock Incentive Plan.
^10.23	—	Form of Restricted Stock Unit Agreement under the Company's 2023 Stock Incentive Plan.
^10.24	—	Form of Performance Stock Unit Agreement under the Company's 2023 Stock Incentive Plan.
21	—	Subsidiaries of the Company.
*22	—	List of subsidiary guarantors and guaranteed securities (incorporated by reference to exhibit 22 to the Company's Form 10-K filed on February 23, 2023).
23	—	Consent of Independent Registered Public Accounting Firm.
31.1	—	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act.
31.2	—	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.
32.1	—	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Exchange Act.
32.2	—	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act.
^97	—	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards of the New York Stock Exchange.
101.1	—	The following materials from our Annual Report on Form 10-K for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Income for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (ii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iii) the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022; (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (v) the Consolidated Statements of Changes in Equity for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; and (vi) Notes to Consolidated Financial Statements.
104.1	—	The cover page of the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in inline XBRL (included in Exhibit 101.1).

_____

*	Previously filed with the Securities and Exchange Commission as part of the filing indicated and incorporated herein by reference.
^	Indicates management contract or compensatory plan or arrangement required to be filed pursuant to Item 15(b) of this report.

ITEM 16. *FORM 10-K SUMMARY*

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. We have elected not to include such summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized as of the date indicated below.

TELEFLEX INCORPORATED

By: /s/ Liam J. Kelly

Liam J. Kelly

Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated below.

By: /s/ Liam J. Kelly	By: /s/ Thomas E. Powell
Liam J. Kelly	Thomas E. Powell
Chairman, President, Chief Executive Officer and Director	*Executive Vice President and Chief Financial Officer*
(Principal Executive Officer)	*(Principal Financial Officer)*
	By: /s/ John R. Deren
	John R. Deren
	Corporate Vice President and Chief Accounting Officer
	(Principal Accounting Officer)
By: /s/ Dr. Stephen K. Klasko	By: /s/ Candace H. Duncan
Dr. Stephen K. Klasko Director	Candace H. Duncan Director
By: /s/ Andrew A. Krakauer	By: /s/ Gretchen R. Haggerty
Andrew A. Krakauer Director	Gretchen R. Haggerty Director
By: /s/ Neena M. Patil	By: /s/ John C. Heinmiller
Neena M. Patil Director	John C. Heinmiller Director
By: /s/ Stuart A. Randle	By: /s/ Jaewon Ryu
Stuart A. Randle Director	Dr. Jaewon Ryu Director

Dated: February 23, 2024

TELEFLEX INCORPORATED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULE

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Teleflex Incorporated and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the framework established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective.

The Company acquired Palette Life Sciences AB ("Palette") on October 10, 2023. Management has excluded Palette from its assessment of internal control over financial reporting as of December 31, 2023. The net revenues attributable to Palette from the date of acquisition through December 31, 2023, represent, in the aggregate, less than 1% of our consolidated net revenues for the year then ended and total assets (excluding goodwill and intangible assets) attributable to Palette represent, in the aggregate, 1% of our consolidated total assets as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Liam J. Kelly	/s/ Thomas E. Powell
Liam J. Kelly	Thomas E. Powell
Chairman, President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*

February 23, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Teleflex Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes and financial statement schedule, of Teleflex Incorporated and its subsidiaries (the "Company") as listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Palette Life Sciences, AB ("Palette") from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during 2023. We have also excluded Palette from our audit of internal control over financial reporting. Palette is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 1% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of Palette - Valuation of Intellectual Property and Trade Names Intangible Assets

As described in Note 4 to the consolidated financial statements, the Company completed the acquisition of Palette on October 10, 2023. The fair value of consideration transferred was $621.9 million, consisting of net cash payments of $594.9 million and $27.0 million in estimated fair value of contingent consideration. Of the identifiable intangible assets acquired, $264.0 million of intellectual property and $40.5 million of trade names intangible assets were recorded. As disclosed by management, intangible assets acquired in a business combination are measured at fair value using various methods under the income approach. The more significant judgments and assumptions used in the valuation of intangible assets may include revenue growth rates, royalty rate, obsolescence factor, distributor margin, discount rates, and EBITDA margin.

The principal considerations for our determination that performing procedures relating to the valuation of intellectual property and trade names intangible assets related to the acquisition of Palette is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the intellectual property and trade names intangible assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the revenue growth rates, royalty rate, obsolescence factor, distributor margin, discount rate, and EBITDA margin used to value the intellectual property intangible asset, and the revenue growth rates, royalty rate, and discount rate used to value the trade names intangible asset; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the intellectual property and trade names intangible assets related to the acquisition. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management's process for developing the fair value estimates of the intellectual property and trade names intangible assets. Testing management's process included evaluating the appropriateness of the income approach, testing the completeness and accuracy of underlying data used in the income approach, and evaluating the reasonableness of the aforementioned significant assumptions. Evaluating management's assumptions related to the revenue growth rates and EBITDA margin involved considering the current and past performance of the Palette business, the consistency with economic and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the income approach and the reasonableness of the royalty rate, obsolescence factor, distributor margin, and discount rate assumptions used to value the intellectual property intangible asset and the royalty rate and discount rate assumptions used to value the trade names intangible asset.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 23, 2024

We have served as the Company's auditor since 1962.

TELEFLEX INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2023	2022	2021
	(Dollars and shares in thousands, except per share)		
Net revenues	$ 2,974,489	$ 2,791,041	$ 2,809,563
Cost of goods sold	1,327,558	1,259,954	1,259,961
Gross profit	1,646,931	1,531,087	1,549,602
Selling, general and administrative expenses	929,867	863,748	860,085
Research and development expenses	154,351	153,819	130,841
Pension settlement charge	45,244	—	—
Restructuring and impairment charges	15,604	20,299	21,738
Gain on sale of assets and business	(4,448)	(6,504)	(91,157)
Income from continuing operations before interest, loss on extinguishment of debt and taxes	506,313	499,725	628,095
Interest expense	85,082	54,264	56,969
Interest income	(12,781)	(912)	(1,328)
Loss on extinguishment of debt	—	454	12,986
Income from continuing operations before taxes	434,012	445,919	559,468
Taxes on income from continuing operations	76,440	83,003	74,349
Income from continuing operations	357,572	362,916	485,119
Operating (loss) income from discontinued operations	(1,608)	260	331
(Benefit) taxes on operating loss from discontinued operations	(364)	37	76
(Loss) income from discontinued operations	(1,244)	223	255
Net income	$ 356,328	$ 363,139	$ 485,374
Earnings per share:			
Basic:			
Income from continuing operations	$ 7.61	$ 7.74	$ 10.37
(Loss) income from discontinued operations	(0.03)	—	0.01
Net income	$ 7.58	$ 7.74	$ 10.38
Diluted:			
Income from continuing operations	$ 7.56	$ 7.67	$ 10.23
(Loss) income from discontinued operations	(0.03)	0.01	—
Net income	$ 7.53	$ 7.68	$ 10.23
Weighted average shares outstanding:			
Basic	46,981	46,898	46,774
Diluted	47,304	47,309	47,427

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2023	**2022**	**2021**
	(Dollars in thousands)		
Net income	$ 356,328	$ 363,139	$ 485,374
Other comprehensive income, net of tax:			
Foreign currency:			
Foreign currency translation adjustments, net of tax of $7,182, $(6,634) and $(5,563), respectively	44,902	(62,904)	(63,191)
Foreign currency translation, net of tax	44,902	(62,904)	(63,191)
Pension and other postretirement benefits plans:			
Prior service cost recognized in net periodic cost, net of tax of $233, $232 and $232, respectively	(775)	(785)	(780)
Unamortized gain (loss) arising during the period, net of tax of $(2,284), $850 and $(1,671), respectively	7,922	(3,649)	5,582
Plan settlement charge, net of tax of $(10,352), $0 and $0, respectively	34,892	—	—
Net loss recognized in net periodic cost, net of tax of $(1,844), $(1,778) and $(1,988), respectively	6,145	5,882	6,555
Foreign currency translation, net of tax of $145, $(366) and $(238), respectively	(434)	1,043	610
Pension and other postretirement benefits plans adjustment, net of tax	47,750	2,491	11,967
Derivatives qualifying as hedges:			
Unrealized gain on derivatives arising during the period, net of tax $123, $(551) and $(27), respectively	8,314	7,179	351
Reclassification adjustment on derivatives included in net income, net of tax of $385, $203 and $62, respectively	(11,849)	(3,329)	1,212
Derivatives qualifying as hedges, net of tax	(3,535)	3,850	1,563
Other comprehensive income (loss), net of tax	89,117	(56,563)	(49,661)
Comprehensive income	$ 445,445	$ 306,576	$ 435,713

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
	(Dollars and shares in thousands, except per share)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 222,848	$ 292,034
Accounts receivable, net	443,467	408,834
Inventories	626,216	578,507
Prepaid expenses and other current assets	107,471	125,084
Prepaid taxes	7,404	6,524
Total current assets	1,407,406	1,410,983
Property, plant and equipment, net	479,913	447,205
Operating lease assets	123,521	131,211
Goodwill	2,914,055	2,536,730
Intangibles assets, net	2,501,960	2,306,165
Deferred tax assets	6,748	6,402
Other assets	98,943	89,367
Total assets	$ 7,532,546	$ 6,928,063
LIABILITIES AND EQUITY		
Current liabilities		
Current borrowings	$ 87,500	$ 87,500
Accounts payable	132,247	126,807
Accrued expenses	146,880	140,644
Payroll and benefit-related liabilities	146,535	133,092
Accrued interest	5,583	5,332
Income taxes payable	41,453	24,736
Other current liabilities	46,547	63,381
Total current liabilities	606,745	581,492
Long-term borrowings	1,727,572	1,624,023
Deferred tax liabilities	456,080	388,886
Pension and postretirement benefit liabilities	23,989	31,394
Noncurrent liability for uncertain tax positions	3,370	5,805
Noncurrent operating lease liabilities	111,300	120,437
Other liabilities	162,502	154,058
Total liabilities	3,091,558	2,906,095
Commitments and contingencies		
Shareholders' equity		
Common shares, $1 par value Issued: 2023 — 48,046 shares; 2022 — 47,957 shares	48,046	47,957
Additional paid-in capital	749,712	715,118
Retained earnings	4,109,736	3,817,304
Accumulated other comprehensive loss	(314,405)	(403,522)
	4,593,089	4,176,857
Less: Treasury stock, at cost	152,101	154,889
Total shareholders' equity	4,440,988	4,021,968
Total liabilities and shareholders' equity	$ 7,532,546	$ 6,928,063

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	2022	2021
	(Dollars in thousands)		
Cash flows from operating activities of continuing operations:			
Net income	$ 356,328	$ 363,139	$ 485,374
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations	1,244	(223)	(255)
Depreciation expense	68,144	66,502	71,758
Intangible asset amortization expense	173,974	164,088	165,604
Deferred financing costs and debt discount amortization expense	3,400	4,053	4,493
Loss on extinguishment of debt	—	454	12,986
Pension settlement charge	45,244	—	—
Fair value step up of acquired inventory sold	1,536	—	3,993
Changes in contingent consideration	(27,243)	2,350	8,475
Assets impairment charges	—	1,497	6,739
Stock-based compensation	31,465	27,224	22,937
Gain on sale of assets and business	(4,448)	(6,504)	(91,157)
Deferred income taxes, net	(13,046)	(13,008)	(110,239)
Payments for contingent consideration	(289)	(3,016)	(230)
Interest benefit on swaps designated as net investment hedges	(18,814)	(20,880)	(19,296)
Other	5,960	(2,906)	(36,388)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:			
Accounts receivable	(15,763)	(38,459)	(600)
Inventories	(41,068)	(110,686)	(11,138)
Prepaid expenses and other current assets	(11,420)	13,420	(28,410)
Accounts payable, accrued expenses and other liabilities	(31,258)	(24,786)	94,020
Income taxes	(12,263)	(79,453)	73,473
Net cash provided by operating activities from continuing operations	511,683	342,806	652,139
Cash flows from investing activities of continuing operations:			
Expenditures for property, plant and equipment	(91,442)	(79,190)	(71,618)
Payments for businesses and intangibles acquired, net of cash acquired	(603,920)	(198,429)	(4,590)
Proceeds from sales of business and assets	15,000	12,434	224,909
Net interest proceeds on swaps designated as net investment hedges	63,134	20,775	19,154
Proceeds from sales of investments	7,300	7,300	7,300
Purchase of investments	(11,300)	(22,300)	(18,418)
Net cash (used in) provided by investing activities from continuing operations	(621,228)	(259,410)	156,737
Cash flows from financing activities of continuing operations:			
Proceeds from new borrowings	646,000	744,250	400,000
Reduction in borrowings	(544,750)	(884,500)	(1,034,500)
Debt extinguishment, issuance and amendment fees	—	(5,200)	(9,774)
Net proceeds from share based compensation plans and the related tax impacts	5,190	(4,308)	12,451
Payments for contingent consideration	(4,004)	(3,959)	(31,448)
Dividends paid	(63,896)	(63,789)	(63,648)
Proceeds from sale of treasury stock	—	—	11,097
Net cash provided by (used in) financing activities from continuing operations	38,540	(217,506)	(715,822)
Cash flows from discontinued operations:			
Net cash used in operating activities	(1,045)	(665)	(720)
Net cash provided by investing activities	—	1,469	—
Net cash (used in) provided by discontinued operations	(1,045)	804	(720)
Effect of exchange rate changes on cash and cash equivalents	2,864	(19,744)	(23,130)
Net (decrease) increase in cash and cash equivalents	(69,186)	(153,050)	69,204
Cash and cash equivalents at the beginning of the year	292,034	445,084	375,880
Cash and cash equivalents at the end of the year	$ 222,848	$ 292,034	$ 445,084

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss (income)	Treasury Stock		Total Shareholders' Equity
	Shares	Dollars				Shares	Dollars	
			(Dollars and shares in thousands, except per share amounts)					
Balance at December 31, 2020	47,812	$47,812	$ 652,305	$3,096,228	$ (297,298)	1,132	$(162,590)	$ 3,336,457
Net income				485,374				485,374
Cash dividends ($1.36 per share)				(63,648)				(63,648)
Other comprehensive loss					(49,661)			(49,661)
Shares issued under compensation plans	117	117	33,989			(31)	347	34,453
Treasury stock reissued	—	—	6,349			(28)	4,748	11,097
Deferred compensation			447			(4)	229	676
Balance at December 31, 2021	47,929	47,929	693,090	3,517,954	(346,959)	1,069	(157,266)	3,754,748
Net income				363,139				363,139
Cash dividends ($1.36 per share)				(63,789)				(63,789)
Other comprehensive income					(56,563)			(56,563)
Shares issued under compensation plans	28	28	21,930			(32)	1,544	23,502
Deferred compensation			98			(5)	833	931
Balance at December 31, 2022	47,957	47,957	715,118	3,817,304	(403,522)	1,032	(154,889)	4,021,968
Net income				356,328				356,328
Cash dividends ($1.36 per share)				(63,896)				(63,896)
Other comprehensive income					89,117			89,117
Shares issued under compensation plans	89	89	34,270			(21)	2,787	37,146
Deferred compensation			324			(5)	1	325
Balance at December 31, 2023	48,046	$48,046	$ 749,712	$4,109,736	$ (314,405)	1,006	$(152,101)	$ 4,440,988

The accompanying notes are an integral part of the consolidated financial statements.

TELEFLEX INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts in thousands unless otherwise noted)

Note 1 — Summary of significant accounting policies

Consolidation: The consolidated financial statements include the accounts of Teleflex Incorporated and its subsidiaries (referred to herein as "we," "us," "our" and "Teleflex"). Intercompany transactions are eliminated in consolidation. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and reflect management's estimates and assumptions that affect the recorded amounts.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents: All highly liquid debt instruments with an original maturity of three months or less are classified as cash equivalents. The carrying value of cash equivalents approximates the current market value.

Accounts receivable: Accounts receivable represent amounts due from customers related to the sale of products and provision of services. Our allowance for credit losses is maintained for trade accounts receivable based on the expected collectability of accounts receivable and losses expected to be incurred over the life of our receivables. Considerations to determine credit losses include our historical collection experience, the length of time an account is outstanding, the financial position of the customer, information provided by credit rating services, as well as the consideration of events or circumstances indicating historic collection rates may not be indicative of future collectability. The allowance for credit losses as of December 31, 2023 and December 31, 2022 was $9.5 million and $8.6 million, respectively. The current portion of the allowance for credit losses, which was $5.5 million and $4.9 million as of December 31, 2023 and December 31, 2022, respectively, was recognized as a reduction of accounts receivable, net.

Inventories: Inventories are valued at the lower of cost or net realizable value. The cost of our inventories is determined using the first in, first out cost method. Elements of cost in inventory include raw materials, direct labor, and manufacturing overhead. In estimating net realizable value, we evaluate inventory for excess and obsolete quantities based on estimated usage and sales, among other factors.

Property, plant and equipment: Property, plant and equipment are stated at cost, net of accumulated depreciation. Costs incurred to develop internal-use computer software during the application development stage generally are capitalized. Costs of enhancements to internal-use computer software are capitalized, provided that these enhancements result in additional functionality. Other additions and those improvements which increase the capacity or lengthen the useful lives of the assets are also capitalized. Composite useful lives for categories of property, plant and equipment, which are depreciated on a straight-line basis, are as follows: buildings — 30 years; machinery and equipment — 3 to 15 years; computer equipment and software — 3 to 10 years. Leasehold improvements are depreciated over the lesser of the useful lives of the leasehold improvements or the remaining lease term. Repairs and maintenance costs are expensed as incurred.

Goodwill and other intangible assets: Goodwill and other indefinite-lived intangible assets are not amortized but are tested for impairment annually during the fourth quarter or more frequently if events or changes in circumstances indicate that an impairment may exist. Impairment losses, if any, are included in income from operations. The goodwill impairment test is applied to each of our reporting units. For purposes of this assessment, a reporting unit is an operating segment, or a business one level below an operating segment (also known as a component) if discrete financial information is prepared for that business and regularly reviewed by segment management. However, separate components are aggregated as a single reporting unit if they have similar economic characteristics.

In performing the goodwill impairment test, we may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors may include, but are not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, and entity specific factors such as strategies and financial performance. If, after completing the qualitative assessment, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a quantitative impairment test, described below. Alternatively, we may elect to bypass the qualitative assessment and perform the quantitative impairment test. Under a quantitative impairment test, we compare the fair value of a reporting unit to its carrying value. If the reporting unit fair value exceeds the carrying value, there is no impairment. If the reporting unit carrying value exceeds the fair value, we recognize an impairment loss based on the amount the carrying value of the reporting unit exceeds its fair value. We did not record a goodwill impairment charge for the year ended December 31, 2023.

Our intangible assets consist of customer relationships, intellectual property, distribution rights, in-process research and development ("IPR&D"), trade names and non-competition agreements. We define IPR&D as the value of technology acquired for which the related projects have substance and are incomplete. IPR&D acquired in a business acquisition is recognized at fair value and is required to be capitalized as an indefinite-lived intangible asset until completion of the IPR&D project or upon abandonment. Upon completion of the development project (generally when regulatory approval to market the product that utilizes the technology is obtained), an impairment assessment is performed prior to amortizing the asset over its estimated useful life. If the IPR&D projects are abandoned, the related IPR&D assets would be written off.

We test our indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an impairment may have occurred. Similar to the goodwill impairment test process, we may elect to perform a qualitative assessment. If, after completing the qualitative assessment, we determine it is more likely than not that the fair value of the indefinite-lived intangible asset is greater than its carrying amount, the asset is not impaired. If we conclude it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value, we then proceed to a quantitative impairment test, which consists of a comparison of the fair value of the intangible asset to its carrying amount.

Intangible assets that do not have indefinite lives, consisting of intellectual property, customer relationships, distribution rights, certain trade names and non-competition agreements, are amortized over their estimated useful lives, which are as follows: intellectual property, 5 to 20 years; customer relationships, 8 to 27 years; distribution rights, 10 years; trade names, 15 to 30 years. The weighted average remaining amortization period with respect to our intangible assets is approximately 14 years. We periodically evaluate the reasonableness of the useful lives of these assets.

Long-lived assets: We assess the remaining useful life and recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The assessment is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact of the asset on the existing business. Therefore, the evaluation involves significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Foreign currency translation: Assets and liabilities of subsidiaries with non-United States dollar denominated functional currencies are translated into United States dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The translation adjustments are reported as a component of accumulated other comprehensive loss.

Derivative financial instruments: We use derivative financial instruments primarily for purposes of hedging exposures to fluctuations in foreign currency exchange rates. All instruments are entered into for other than trading purposes. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in the consolidated statement of comprehensive income as other comprehensive income (loss), if the instrument is designated as part of a hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income (loss) are reclassified to the consolidated statement of income in the period in which earnings are affected by the underlying hedged item. Gains or losses on derivative instruments representing hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, if any, are recognized in the consolidated statement of income for the period in which such gains and losses occur. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains or losses on the derivative instrument are recorded in the consolidated statement of income for the period in which either such event occurs. For non-designated derivatives, gains and losses are reported as selling, general and administrative expenses in the consolidated statement of income. Cash flows from derivatives are recognized in the consolidated statements of cash flows in a manner consistent with the recognition of the underlying transactions.

Share-based compensation: We estimate the fair value of share-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest, which is derived, in part, following consideration of estimated forfeitures, is recognized as expense over the requisite service periods. Share-based compensation expense related to stock options is measured using a Black-Scholes option pricing model that takes into account subjective and complex assumptions with respect to the expected life of the options, volatility, risk-free interest rate and expected dividend yield. The expected life of options granted is derived from the vesting period of the award, as well as historical exercise behavior, and represents the period of time that options granted are expected to be outstanding. Expected volatility is based on a blend of historical volatility and implied volatility derived from publicly traded options to purchase our common stock, which we believe is more reflective of market conditions and a better indicator of expected volatility than would be the case if we only used historical volatility. The risk-free interest rate is the implied yield currently available on United States (or "U.S.") Treasury zero-coupon issues with a remaining term equal to the expected life of the option. Forfeitures are estimated at the time of grant based on management's expectations regarding the extent to which awards ultimately will vest and are adjusted for actual forfeitures when they occur.

Income taxes: The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized to reflect the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases, and to reflect operating loss and tax credit carryforwards. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except to the extent that such earnings are deemed to be permanently reinvested.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that tax positions are supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, we are examined by various federal, state and non-U.S. tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. Interest accrued with respect to unrecognized tax benefits and income tax related penalties are both included in taxes on income from continuing operations. We periodically assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to an adjustment become known.

Pensions and other postretirement benefits: We provide a range of benefits to eligible employees and retired employees, including benefits available pursuant to pension and postretirement healthcare benefits plans. We record annual amounts relating to these plans based on calculations which include various actuarial assumptions such as discount rates, expected rates of return on plan assets, compensation increases, turnover rates and healthcare cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. The effect of the modifications is generally amortized over future periods.

Restructuring costs: We primarily recognize employee termination benefits when payment becomes probable and reasonably estimable because they are provided under an ongoing benefit arrangement and are based on existing plans, historical experience and negotiated settlements of prior plans. Termination benefits provided under one-time termination benefits arrangements, if any, are recognized upon communication to the employee. We recognize charges ratably over the future service period if the employee is required to render service until termination. Other restructuring costs may include facility closure, employee relocation, equipment relocation and outplacement costs and are recognized in the period they are incurred.

Contingent consideration related to business acquisitions: In connection with business acquisitions, we may be required to pay future consideration that is contingent upon the achievement of specified objectives such as receipt of regulatory approval, commercialization of a product or achievement of sales targets. In a business combination, we record a contingent liability, as of the acquisition date, representing the estimated fair value of the contingent consideration that we expect to pay. We remeasure the fair value of our contingent consideration arrangements each reporting period and, based on new developments, record changes in fair value until either the contingent consideration obligation is satisfied through payment upon the achievement of, or the obligation no longer exists due to the failure to achieve, the specified objectives. The change in the fair value is recorded in selling, general and administrative expenses in the consolidated statement of income. A contingent consideration payment is classified as a financing activity in the consolidated statement of cash flows to the extent it was recorded as a liability as of the acquisition date. Any additional amount paid in excess of the amount initially accrued is classified as an operating activity in the consolidated statement of cash flows.

If the transaction is determined to be an asset acquisition rather than a business combination, a contingent consideration liability is recognized when the specified objective is deemed probable and is estimable.

Revenue recognition: We primarily generate revenue from the sale of medical devices including single use disposable devices and, to a lesser extent, reusable devices, instruments and capital equipment. Revenue is recognized when obligations under the terms of a contract with our customer are satisfied; this occurs upon the transfer of control of the products. Generally, transfer of control to the customer occurs at the point in time when our products are shipped from the manufacturing or distribution facility. For the OEM segment, most revenue is recognized over time because the OEM segment generates revenue from the sale of custom products that have no alternative use and we have an enforceable right to payment to the extent that performance has been completed. We market and sell products through our direct sales force and distributors to customers within the following end markets: (1) hospitals and healthcare providers; (2) other medical device manufacturers; and (3) home care providers, which represented 87%, 11% and 2% of our consolidated net revenues, respectively, for the year ended December 31, 2023. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. With respect to the custom products sold in the OEM segment, revenue is measured using the units produced output method. Payment is generally due 30 days from the date of invoice.

We have made the following revenue accounting policy elections and elected to use certain practical expedients: (1) we account for amounts collected from customers for sales and other taxes, net of related amounts remitted to tax authorities; (2) we do not adjust the promised amount of consideration for the effects of a significant financing component because, at contract inception, we expect the period between the time when we transfer a promised good or service to the customer and the time when the customer pays for that good or service will be one year or less; (3) we expense costs to obtain a contract as they are incurred if the expected period of benefit, and therefore the amortization period, is one year or less; (4) we account for shipping and handling activities that occur after control transfers to the customer as a fulfillment cost rather than an additional promised service; (5) we classify shipping and handling costs within cost of goods sold; and (6) with respect to the OEM segment, we have applied the practical expedient to exclude disclosure of remaining performance obligations as the contracts typically have a term of one year or less.

The amount of consideration we receive and revenue we recognize varies as a result of changes in customer sales incentives, including discounts and rebates, and returns offered to customers. The estimate of revenue is adjusted upon the earlier of the following events: (i) the most likely amount of consideration expected to be received changes or (ii) the consideration becomes fixed. Our policy is to accept returns only in cases in which the product is defective and covered under our standard warranty provisions. When we give customers the right to return products, we estimate the expected returns based on an analysis of historical experience. The liability for returns and allowances was $22.2 million and $17.9 million as of December 31, 2023 and 2022, respectively. In estimating customer rebates, we consider the lag time between the point of sale and the payment of the customer's rebate claim, customer-specific trend analyses, contractual commitments, including stated rebate rates, historical experience with respect to specific customers (as we have a history of providing similar rebates on similar products to similar customers) and other relevant information. The reserve for customer incentive programs, including customer rebates, was $26.7 million and $29.0 million at December 31, 2023 and 2022, respectively. We expect the amounts subject to the reserve as of December 31, 2023 to be paid within 90 days subsequent to period-end.

Leases: We have made an accounting policy election not to apply the lease accounting recognition provisions to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, we will recognize the lease payments for short term leases on a straight-line basis over the lease term. We have made an accounting policy election to not separate lease and non-lease components and instead will account for each separate lease component and the non-lease components associated with that lease component as a single lease component.

Note 2 — Recently issued accounting standards

In November 2023, the Financial Accounting Standard Board ("FASB") issued new guidance designed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses per segment. The guidance is effective for all fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. The new standard must be adopted on a retrospective basis and early adoption is permitted. We are currently evaluating this guidance to determine its impact on our consolidated financial statements.

In December 2023, the FASB issued new guidance designed to improve income tax disclosure requirements, primarily through increased disaggregation disclosures within the effective tax rate reconciliation as well as enhanced disclosures on income taxes paid. The guidance is effective for all fiscal years beginning after December 15, 2024. The new standard can be adopted on a prospective basis with an option to be adopted retrospectively and early adoption is permitted. We are currently evaluating this guidance to determine its impact on our consolidated financial statements.

From time to time, new accounting guidance issued by the FASB or other standard setting bodies is adopted as of the specified effective date or, when permitted by the guidance and as determined by us, as of an earlier date. We have assessed recently issued guidance that is not yet effective, except as noted above, and believe the new guidance that we have assessed will not have a material impact on our results of operations, cash flows or financial position.

Note 3 - Net revenues

The following table disaggregates revenue by global product category for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,		
	2023	2022	2021
Vascular access	$ 708,044	$ 683,612	$ 700,240
Anesthesia	389,957	388,890	380,140
Interventional	511,434	445,018	427,500
Surgical	427,359	392,917	377,756
Interventional urology	319,785	322,832	341,661
OEM	326,008	272,624	245,681
Other [1]	291,902	285,148	336,585
Net revenues [2]	$ 2,974,489	$ 2,791,041	$ 2,809,563

(1) Includes revenues generated from sales of our respiratory and urology products (other than interventional urology products). Certain product lines within the respiratory product category were sold during 2021. See Note 4 for additional information related to the Respiratory business divestiture.

(2) The product categories listed above are presented on a global basis, while each of our reportable segments other than the OEM reportable segment are defined based on the geographic location of its operations; the OEM reportable segment operates globally. Each of the geographically based reportable segments includes net revenues from each of the non-OEM product categories listed above.

Note 4 —Acquisitions and Divestiture

2023 acquisition

On October 10, 2023, we completed the acquisition of Palette Life Sciences AB ("Palette"), a privately held medical device company that sells a portfolio of hyaluronic acid gel-based products primarily utilized in the treatment of urology diseases including a rectal spacing product used in connection with radiation therapy treatment of prostate cancer. The acquisition complements our interventional urology product portfolio. The fair value of consideration transferred was $621.9 million, consisting of net cash payments of $594.9 million and $27.0 million in estimated fair value of contingent consideration. The contingent consideration liability represents the estimated fair value of our obligations, under the acquisition agreement, to make two milestone payments up to $50 million in aggregate if certain commercial milestones are met. The milestone payments are based on net sales growth over the two-year period beginning January 1, 2024. The fair value of the contingent consideration was estimated using a Monte Carlo valuation approach. See Note 12 for additional information on the fair value measurement of the contingent consideration. The acquisition was financed using borrowings under our revolving credit facility and cash on hand.

The following table presents the fair value of the assets acquired and liabilities assumed with respect to the Palette acquisition:

Assets		
Accounts receivable	$	8,898
Inventories		5,750
Other current assets		897
Current assets		15,545
Property, plant and equipment, net		2,180
Intangible assets		333,500
Goodwill		357,025
Deferred tax assets		2,026
Other assets		1,557
Noncurrent assets		696,288
Total assets		711,833
Liabilities		
Current liabilities		18,683
Deferred tax liabilities		69,389
Other liabilities		1,909
Liabilities		89,981
Net assets acquired	$	621,852

The goodwill resulting from the Palette acquisition primarily reflects synergies currently expected to be realized from the integration of the acquired business and is not tax deductible. See Note 17 for additional detail regarding a liability established as part of the Palette acquisition related to certain foreign tax liabilities that had not been properly recognized and paid by Palette prior to our acquisition.

The following table sets forth the components of identifiable intangible assets acquired and the ranges of the useful lives as of the date of the Palette acquisition:

	Fair value		**Useful life (years)**
Intellectual property	$	264,000	12
Trade names		40,500	25
Customer relationships		29,000	15

For the year ended December 31, 2023, we incurred $10.6 million in transaction expenses associated with the Palette acquisition, which are included in selling, general and administrative expenses in the consolidated statement of income. We are continuing to evaluate the fair value of the acquired assets and liabilities assumed in connection with the acquisition. Additionally, the purchase accounting for this acquisition remains incomplete with respect to the consideration transferred as we have not reached an agreement on the closing statement adjustments with the seller. Adjustments during the measurement period will be recognized in the reporting period when they are settled.

The following unaudited pro forma combined financial presentation of Net income and Earnings per share for the years ended December 31, 2023 and 2022, respectively, gives effect to the Palette acquisition as if it was completed at the beginning of the earliest period presented. Revenues are not significant to the periods presented and have not been included. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have occurred under our ownership and management.

		Year Ended December 31,		
		2023		2022
		(Unaudited)		
Net income	$	310,356	$	282,425
Basic earnings per share:				
Net income	$	6.61	$	6.02
Diluted earnings per share:				
Net income	$	6.56	$	5.97

The unaudited pro forma combined financial information presented above includes the accounting effects of the Palette acquisition, including, to the extent applicable, amortization charges from acquired intangible assets; interest expense associated with borrowings to finance the acquisition; the revaluation of inventory; and the related tax effects. The unaudited pro forma financial information also includes non-recurring charges specifically related to the Palette acquisition. For the year ended December 31, 2023 we recognized a post acquisition pre-tax operating loss of $5.6 million related to Palette.

2022 acquisition

On September 27, 2022, we completed the acquisition of Standard Bariatrics, Inc. ("Standard Bariatrics"), a privately-held medical device company that commercialized a powered stapling technology for bariatric surgery that complements our surgical product portfolio. The acquisition included an initial cash purchase price of $173 million, with the potential to make three milestone payments up to $130 million upon achievement of certain commercial milestones. The purchase price was allocated based on the fair values of the assets and liabilities, including goodwill of $71.4 million and intangible assets of $154.5 million.

Divestiture

On May 15, 2021, we entered into a definitive agreement to sell certain product lines within our global respiratory product portfolio (the "Divested respiratory business") to Medline Industries, Inc. ("Medline") for consideration of $286.0 million, reduced by $12.0 million in working capital not transferring to Medline, which is subject to customary post close adjustments (the "Respiratory business divestiture"). In connection with the Respiratory business divestiture, we also entered into several ancillary agreements with Medline to help facilitate the transfer of the business, which provide for transition support, quality, supply and manufacturing services, including a manufacturing and supply transition agreement (the "MSTA").

On June 28, 2021, we completed the initial phase of the Respiratory business divestiture, pursuant to which we received cash proceeds of $259.0 million. On December 4, 2023 we completed the second and final phase of the Respiratory business divestiture with the transfer of certain additional manufacturing assets to Medline, which resulted in $15.0 million of additional cash proceeds and the recognition of a gain on sale of $4.4 million.

Net revenues attributable to our divested respiratory business recognized prior to the Respiratory business divestiture are included within each of our geographic segments and were $60.7 million for the year ended December 31, 2021. Net revenues attributed to services provided to Medline in accordance with the MSTA, which are presented within our Americas reporting segment, were $75.7 million, $79.1 million and $51.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Supplemental cash flow information

		Year Ended December 31,				
		2023		2022		2021
Non cash investing and financing activities of continuing operations:						
Acquisition of businesses	$	27,000	$	43,168	$	—

Note 5 — Restructuring and impairment charges

2023 Restructuring plan

During the fourth quarter of 2023, we initiated a new restructuring plan, which primarily involves the integration of Palette into Teleflex and workforce reductions designed to improve operating performance across the organization by creating efficiencies that align with evolving market demands and our strategy to enhance long-term value creation (the "2023 restructuring plan"). These actions are expected to be substantially completed by the end of 2024.

The following table provides a summary of the cost estimates by major type of expense associated with the 2023 restructuring plan:

	Total estimated amount expected to be incurred
Plan expense estimates:	**(Dollars in millions)**
Restructuring charges (1)	$12 million to $15 million
Restructuring related charges (2)	$3 million to $4 million
Total restructuring and restructuring related charges	$15 million to $19 million

(1) Substantially all of the charges consist of employee termination benefit cost.
(2) Restructuring related charges represent costs that are directly related to the program and consist primarily of retention bonuses offered to certain employees expected to remain with our company after completion of the program, which will result in cash outlays and most of which are expected to be made in 2025. Substantially all of the restructuring related charges are expected to be recognized within selling, general and administrative expenses.

For the year ended December 31, 2023, we incurred $0.7 million in restructuring related charges in connection with the 2023 restructuring plan, which were recognized in selling, general and administrative expenses.

2023 Footprint Realignment plan

In September 2023, we initiated a restructuring plan primarily involving the relocation of certain manufacturing operations to existing lower-cost locations, the outsourcing of certain manufacturing processes and related workforce reductions (the "2023 Footprint realignment plan"). These actions are expected to be substantially completed by the end of 2027. The following table provides a summary of our estimates of restructuring and restructuring related charges by major type of expense associated with the 2023 Footprint realignment plan:

	Total estimated amount expected to be incurred
Plan expense estimates:	**(Dollars in millions)**
Restructuring charges (1)	$4 million to $6 million
Restructuring related charges (2)	$7 million to $9 million
Total restructuring and restructuring related charges	$11 million to $15 million

(1) Substantially all of the charges consist of employee termination benefit costs.
(2) Restructuring related charges represent costs that are directly related to the 2023 Footprint realignment plan and principally constitute costs to transfer manufacturing operations to existing lower-cost locations and project management costs. Substantially all of these charges are expected to be recognized within cost of goods sold.

We expect substantially all of the restructuring and restructuring related charges will result in future cash outlays, the majority of which will be made between 2024 and 2025. Additionally, we expect to incur $2 million to $3 million in aggregate capital expenditures under the plan, which are expected to be incurred mostly in 2024.

For the years ended December 31, 2023, we incurred $0.1 million, in pre-tax restructuring related charges, all of which were recognized in cost of goods sold.

2022 restructuring plan

In November 2022, we initiated a strategic restructuring plan designed to improve operating performance and position the organization to deliver long-term durable growth by creating efficiencies that align with our high growth strategic objectives (the "2022 restructuring plan"). The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

Respiratory divestiture plan

During 2021 and in connection with the Respiratory business divestiture, we committed to a restructuring plan designed to separate the manufacturing operations to be transferred to Medline from those that will remain with

Teleflex, which includes related workforce reductions (the "Respiratory divestiture plan"). The plan includes expanding certain of our existing locations to accommodate the transfer of capacity from the sites being transferred to Medline and replicating the manufacturing processes at alternate existing locations. The plan is substantially complete and as a result, we expect future restructuring expenses associated with the plan, if any, to be immaterial.

The following table summarizes the restructuring reserve activity related to our 2023 Restructuring plan and 2023 Footprint realignment plan:

	2023 Restructuring plan	2023 Footprint realignment plan
Accruals	$ 12,535	$ 1,451
Cash payments	(114)	(108)
Foreign currency translation and other	20	—
Balance at December 31, 2023 (1)	$ 12,441	$ 1,343

(1) The restructuring reserves as of December 31, 2023 consisted mainly of accruals related to termination benefits. Other costs (facility closure, employee relocation, equipment relocation and outplacement costs) were expensed and paid in the same period.

The restructuring and impairment charges recognized for the years ended December 31, 2023, 2022, and 2021 consisted of the following:

	2023		
	Termination benefits	Other Costs (1)	Total
2023 Restructuring plan	$ 12,535	$ —	$ 12,535
2023 Footprint realignment plan	1,451	—	1,451
2022 Restructuring plan	2,759	369	3,128
Respiratory divestiture plan	(946)	17	(929)
Other restructuring programs (2)	(1,015)	434	(581)
Total restructuring and impairment charges	$ 14,784	$ 820	$ 15,604

	2022		
	Termination benefits	Other Costs (1)	Total
2022 Restructuring plan	$ 15,465	$ 58	$ 15,523
Respiratory divestiture plan	504	74	578
2019 Footprint realignment plan	(1,120)	133	(987)
2018 Footprint realignment plan	1,230	846	2,076
Other restructuring programs (2)	1,306	306	1,612
Total restructuring charges	17,385	1,417	18,802
Asset impairment charges	—	1,497	1,497
Total restructuring and impairment charges	$ 17,385	$ 2,914	$ 20,299

	2021		
	Termination benefits	Other Costs (1)	Total
Respiratory divestiture plan	$ 2,687	$ 7	$ 2,694
2021 Restructuring plan	7,280	77	7,357
2019 Footprint realignment plan	(111)	364	253
2018 Footprint realignment plan	2,335	141	2,476
Other restructuring programs (3)	(429)	2,648	2,219
Total restructuring charges	11,762	3,237	14,999
Asset impairment charges	—	6,739	6,739
Total restructuring and impairment charges	$ 11,762	$ 9,976	$ 21,738

(1) Includes facility closure, contract termination and other exit costs.
(2) Includes activity primarily related to a restructuring plan initiated in the first quarter of 2022 that is designed to relocate manufacturing operations at certain of our facilities (the "2022 Manufacturing relocation plan") and our 2014, 2018, and 2019 Footprint realignment plans.
(3) Includes the 2020 Workforce reduction plan and the 2014 Footprint realignment plan.

Impairment Charges

For the year ended December 31, 2022, we recorded impairment charges of $1.5 million related to our decision to abandon certain assets. For the year ended December 31, 2021, we recorded impairment charges of $6.7 million related to our decision to abandon intellectual property and other assets primarily associated with our respiratory product portfolio that was not transferred to Medline as part of the Respiratory business divestiture.

Note 6 — Inventories

Inventories at December 31, 2023 and 2022 consist of the following:

	2023	2022
Raw materials	$ 179,517	$ 186,641
Work-in-process	111,132	98,993
Finished goods	335,567	292,873
Inventories	$ 626,216	$ 578,507

Note 7 — Property, plant and equipment

The major classes of property, plant and equipment, at cost, at December 31, 2023 and 2022 were as follows:

	2023	2022
Land, buildings and leasehold improvements	$ 284,604	$ 272,578
Machinery and equipment	459,268	462,447
Computer equipment and software	214,573	192,785
Construction in progress	94,633	76,077
	1,053,078	1,003,887
Less: Accumulated depreciation	(573,165)	(556,682)
Property, plant and equipment, net	$ 479,913	$ 447,205

Note 8 — Goodwill and other intangible assets

Changes in the carrying amount of goodwill, by reportable operating segment, for the years ended December 31, 2023 and 2022 were as follows:

	Americas	EMEA	Asia	OEM	Total
Balance as of December 31, 2021					
Goodwill	$ 2,008,352	$ 492,149	$ 223,819	$ 112,010	$ 2,836,330
Accumulated impairment losses	(332,128)	—	—	—	(332,128)
	1,676,224	492,149	223,819	112,010	2,504,202
Goodwill related to acquisitions	53,970	7,281	10,169	—	71,420
Translation and other adjustments	899	(30,906)	(8,885)	—	(38,892)
Balance as of December 31, 2022	1,731,093	468,524	225,103	112,010	2,536,730
Goodwill related to acquisitions	333,462	4,284	19,279	—	357,025
Translation and other adjustments	3,517	14,936	1,847	—	20,300
Balance as of December 31, 2023	$ 2,068,072	$ 487,744	$ 246,229	$ 112,010	$ 2,914,055

Intangible assets at December 31, 2023 and 2022 consisted of the following:

	Gross Carrying Amount		Accumulated Amortization	
	2023	2022	2023	2022
Customer relationships	$ 1,363,839	$ 1,328,539	$ (561,753)	$ (497,335)
In-process research and development	27,476	27,075	—	—
Intellectual property	1,890,957	1,599,355	(745,094)	(646,643)
Distribution rights	23,301	23,115	(22,048)	(21,090)
Trade names	610,146	564,023	(84,864)	(71,128)
Non-compete agreements	21,934	21,429	(21,934)	(21,175)
	$ 3,937,653	$ 3,563,536	$ (1,435,693)	$ (1,257,371)

As of December 31, 2023, trade names having a carrying value of $231.3 million are considered indefinite-lived. Acquired IPR&D is indefinite-lived until the completion of the related development project, at which point amortization of the carrying value of the technology will commence.

Amortization expense related to intangible assets was $174.0 million, $164.1 million, and $165.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. The estimated annual amortization expense for each of the five succeeding years is as follows:

2024	$ 228,000
2025	218,500
2026	215,600
2027	212,800
2028	208,400

Note 9 — Leases

We have operating leases for various types of properties, consisting of manufacturing plants, engineering and research centers, distribution warehouses, offices and other facilities, and equipment used in operations. Some leases provide us with an option, exercisable at our sole discretion, to terminate the lease or extend the lease term for one or more years. When measuring assets and liabilities arising from a lease that provides us with an option to extend the lease term, we take into account payments to be made in the optional extension period when it is reasonably certain that we will exercise the option. Total lease cost (all of which related to operating leases) was $31.1 million, $30.8 million and $32.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Maturities of lease liabilities

	December 31, 2023
2024	$ 23,959
2025	22,604
2026	21,692
2027	20,297
2028	18,868
2029 and thereafter	45,298
Total lease payments	152,718
Less: interest	(21,917)
Present value of lease liabilities	$ 130,801

Supplemental information

	December 31, 2023	December 31, 2022
Total lease liabilities (1)	$ 130,801	$ 139,894
Cash paid for amounts included in the measurement of lease liabilities within operating cash flows	$ 26,938	$ 28,308
Right of use assets obtained in exchange for operating lease obligations	$ 12,145	$ 25,202
Weighted average remaining lease term	7.0 years	7.9 years
Weighted average discount rate	4.4 %	4.2 %

(1) The current portion of the operating lease liability is included in other current liabilities.

Note 10 — Borrowings

Our borrowings at December 31, 2023 and 2022 were as follows:

	2023	2022
Senior Credit Facility:		
Revolving credit facility, at a rate of 6.71% at December 31, 2023, and 5.80% at December 31, 2022, due 2027	$ 262,000	$ 148,250
Term loan facility, at a rate of 6.71% at December 31, 2023 and 5.80% at December 31 2022, due 2027	487,500	500,000
4.625% Senior Notes due 2027	500,000	500,000
4.25% Senior Notes due 2028	500,000	500,000
Securitization program, at a rate of 6.34% at December 31, 2023 and 5.11% at December 31, 2022	75,000	75,000
	1,824,500	1,723,250
Less: Unamortized debt issuance costs	(9,428)	(11,727)
	1,815,072	1,711,523
Current portion of borrowings	(87,500)	(87,500)
Long-term borrowings	$ 1,727,572	$ 1,624,023

Senior credit facility

In 2022, we amended and restated our existing credit agreement by entering into a Third Amended and Restated Credit Agreement (the "Credit Agreement") which provides for a five-year revolving credit facility of $1.0 billion and a term loan facility of $500.0 million. The obligations under the Credit Agreement are guaranteed (subject to certain exceptions and limitations) by substantially all of our material domestic subsidiaries. The obligations under the Credit Agreement are secured, subject to certain exceptions and limitations, by a lien on substantially all of the assets owned by us and each guarantor. The maturity date of the revolving credit facility and the term loan facility under the Credit Agreement is November 4, 2027.

At our option, loans under the Credit Agreement will bear interest at a rate equal to adjusted Term SOFR plus an applicable margin ranging from 1.125% to 2.00% or at an alternate base rate, which is defined as the highest of (i) the "Prime Rate" in the U.S. last quoted by The Wall Street Journal, (ii) 0.50% above the greater of the federal funds rate and the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in Dollars and (iii) 1.00% above the Term SOFR Rate for a one month interest period, plus an applicable margin ranging from 0.125% to 1.00%, in each case subject to adjustments based on our total net leverage ratio. Overdue loans will bear interest at the rate otherwise applicable to such loans plus 2.00%.

The obligations to extend credit under the Credit Agreement are subject to customary conditions for transactions of this type.

The Credit Agreement contains customary representations and warranties and covenants that, in each case, subject to certain exceptions, qualifications and thresholds, (a) place limitations on us and our subsidiaries regarding the incurrence of additional indebtedness, additional liens, fundamental changes, dispositions of property, investments and acquisitions, dividends and other restricted payments, transactions with affiliates, restrictive agreements, changes in lines of business and swap agreements, and (b) require us and our subsidiaries to comply with sanction laws and other laws and agreements, to deliver financial information and certain other information and give notice of certain events, to maintain their existence and good standing, to pay their other obligations, to permit the administrative agent and the lenders to inspect their books and property, to use the proceeds of the Credit Agreement only for certain permitted purposes and to provide collateral in the future. Subject to certain exceptions, we are required to maintain a maximum total net leverage ratio of 4.50 to 1.00. We are further required to maintain a minimum interest coverage ratio of 3.50 to 1.00.

4.625% Senior notes due 2027

In 2017, we issued $500.0 million of 4.625% Senior Notes due 2027 (the "2027 Notes"). We pay interest on the 2027 Notes semi-annually on May 15 and November 15, commencing on May 15, 2018, at a rate of 4.625% per year. The 2027 Notes mature on November 15, 2027 unless earlier redeemed by us at our option, as described below, or purchased by us at the holder's option under specified circumstances following a Change of Control or Asset Sale (each as defined in the indenture related to the 2027 Notes), coupled with a downgrade in the ratings of the 2027 Notes, or upon our election to exercise our optional redemption rights, as described below. We incurred transaction fees of $7.9 million, including underwriters' discounts and commissions, in connection with the offering of the 2027 Notes, which were recorded on the consolidated balance sheet as a reduction to long-term borrowings and are being amortized over the term of the 2027 Notes. We used the net proceeds from the offering to repay borrowings under our revolving credit facility.

Our obligations under the 2027 Notes are fully and unconditionally guaranteed, jointly and severally, by each of our existing and future 100% owned domestic subsidiaries that is a guarantor or other obligor under the Credit Agreement and by certain of our other 100% owned domestic subsidiaries.

We may, on one or more occasions, redeem some or all of the 2027 Notes at a redemption price of 102.313% of the principal amount of the 2027 Notes subject to redemption, declining, in annual increments of 0.771%, to 100% of the principal amount on November 15, 2025, plus accrued and unpaid interest.

The indenture relating to the 2027 Notes contains covenants that, among other things and subject to certain exceptions, limit or restrict our ability to create liens; merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; or enter into sale leaseback transactions.

4.25% Senior Notes due 2028

In 2020, we issued $500.0 million of 4.25% Senior Notes due 2028 (the "2028 Notes"). We pay interest on the 2028 Notes semi-annually on June 1 and December 1, commencing on December 1, 2020, at a rate of 4.25% per year. The 2028 Notes mature on June 1, 2028 unless earlier redeemed at our option, as described below, or purchased at the holder's option under specified circumstances following a Change of Control or Event of Default (each as defined in the indenture related to the 2028 Notes), coupled with a downgrade in the ratings of the 2028 Notes, or upon our election to exercise its optional redemption rights, as described below. We incurred transaction fees of $8.5 million, including underwriters' discounts and commissions, in connection with the offering of the 2028 Notes, which were recorded on the consolidated balance sheet as a reduction to long-term borrowings and are being amortized over the term of the 2028 Notes. We used the net proceeds from the offering to repay borrowings under our revolving credit facility.

Our obligations under the 2028 Notes are fully and unconditionally guaranteed, jointly and severally, by each of our existing and future 100% owned domestic subsidiaries that is a guarantor or other obligor under the Credit Agreement and by certain of our other 100% owned domestic subsidiaries.

We may, on one or more occasions, redeem some or all of the 2028 Notes at a redemption price of 102.125% of the principal amount of the 2028 Notes subject to redemption, declining, in annual increments of 1.0625%, to 100% of the principal amount on June 1, 2025, plus accrued and unpaid interest.

The indenture relating to the 2028 Notes contains covenants that, among other things, limit or restrict our ability, and the ability of our subsidiaries, to create liens; merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and enter into sale leaseback transactions.

Securitization program

We have an accounts receivable securitization facility under which accounts receivable of certain domestic subsidiaries are sold on a non-recourse basis to a special purpose entity ("SPE"), which is a bankruptcy-remote, consolidated subsidiary of Teleflex. Accordingly, the assets of the SPE are not available to satisfy the obligations of Teleflex or any of its subsidiaries. The SPE sells undivided interests in those receivables to an asset backed commercial paper conduit for consideration of up to the maximum available capacity. This facility is utilized from time to time to provide increased flexibility in funding short term working capital requirements. The agreement governing the accounts receivable securitization facility contains certain covenants and termination events. An occurrence of an event of default or a termination event under this facility may give rise to the right of its counterparty to terminate this facility. As of December 31, 2023, we were in compliance with the covenants, and none of the termination events had occurred. As of December 31, 2023 and 2022, we had $75.0 million (the maximum amount available) of outstanding borrowings under our accounts receivable securitization facility.

Fair value of long-term debt

To determine the fair value of our debt for which quoted prices are not available, we use a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality and risk profile. Our implied credit rating is a factor in determining the market interest yield curve. The following table provides the fair value of our debt as of December 31, 2023 and 2022, which is valued based on Level 2 inputs within the hierarchy used to measure fair value (see Note 12 for further information):

	December 31, 2023	December 31, 2022
Fair value of debt	$ 1,838,993	$ 1,674,232

Debt Maturities

As of December 31, 2023, the aggregate amounts of long-term debt, demand loans and debt under our securitization program that will mature during each of the next four years and thereafter were as follows:

2024	$ 87,500
2025	25,000
2026	25,000
2027	1,187,000
2028 and thereafter	500,000

Supplemental cash flow information

	Year Ended December 31,		
	2023	2022	2021
Cash interest paid	$ 100,218	$ 70,918	$ 73,598

Note 11 — Financial instruments

Foreign currency forward contracts

We use derivative instruments for risk management purposes. Foreign currency forward contracts designated as cash flow hedges are used to manage foreign currency transaction exposure. Foreign currency forward contracts not designated as hedges for accounting purposes are used to manage exposure related to near term foreign currency denominated monetary assets and liabilities. We enter into the non-designated foreign currency forward contracts for periods consistent with the currency exposures, which generally approximate one month. For the years ended December 31, 2023 and 2022, we recognized losses related to non-designated foreign currency forward contracts of $3.2 million and $3.0 million, respectively.

The total notional amount for all open foreign currency forward contracts designated as cash flow hedges as of December 31, 2023 and 2022 was $234.1 million and $184.8 million, respectively. The total notional amount for all open non-designated foreign currency forward contracts as of December 31, 2023 and 2022 was $195.0 million and $152.9 million, respectively. All open foreign currency forward contracts as of December 31, 2023 have durations of 12 months or less.

Cross-currency interest rate swaps

During 2019, we entered into cross-currency swap agreements with five different financial institution counterparties to hedge against the effect of variability in the U.S. dollar to euro exchange rate. Under the terms of the cross-currency swap agreements, we have notionally exchanged $250 million at an annual interest rate of 4.88% for €219.2 million at an annual interest rate of 2.46%. The swap agreements are designed as net investment hedges and expire on March 4, 2024.

During 2018, we entered into cross-currency swap agreements with six different financial institution counterparties to hedge against the effect of variability in the U.S. dollar to euro exchange rate (the "2018 Cross-currency swaps"). Under the terms of the cross-currency swap agreements, we have notionally exchanged $500 million at an annual interest rate of 4.63% for €433.9 million at an annual interest rate of 1.94%. The swap agreements are designated as net investment hedges.

On October 4, 2023, the agreements related to our 2018 Cross-currency swap matured resulting in $43.0 million in cash settlement proceeds. On October 2, 2023, we executed new cross-currency swap agreements with six different financial institution counterparties to hedge against the effect of variability in the U.S. dollar to euro exchange rate, ("the 2023 Cross-currency swaps"). Under the terms of the cross-currency swap agreements, we have notionally exchanged $500 million at an annual interest rate of 4.63% for €474.7 million at an annual interest rate of 3.05%. The swap agreements are designated as net investment hedges and expire on October 4, 2025.

In December 2023, we entered into a zero cost foreign exchange collar contract that aligns with the notional amount and expiration date of the 2023 Cross-currency swaps. We sold a put option with a lower strike price and bought a call option with a higher strike price to manage the foreign exchange risk related to the final settlement of the $500 million notional cross currency swaps. Upon the execution of the zero cost foreign exchange collar contract, we have de-designated the existing $500 million notional cross-currency swaps and re-designated the combined $500 million notional cross currency swaps and zero cost collar into a new hedging instrument. At re-designation, the existing $500 million notional cross-currency swaps were off-market due to changes in foreign exchange rates and interest rates. The off-market value due to interest rates will be amortized ratably into earnings through October 2025 and the off-market value due to foreign exchange rates will remain in accumulated other comprehensive income until the underlying net investment is sold. The combined cross-currency swaps and zero cost collar has been designated as a net investment hedge for accounting purposes.

The swap agreements described above require an exchange of the notional amounts upon expiration or earlier termination of the agreements. We and the counterparties have agreed to effect the exchange through a net settlement.

The cross-currency swaps are marked to market at each reporting date and any changes in fair value are recognized as a component of accumulated other comprehensive income (loss) ("AOCI") while the accrued interest is recognized in interest expense in the statement of operations. The following table summarizes the foreign exchange gains and losses recognized within AOCI and the interest benefit recognized within interest expense related to cross currency swaps for the years ended December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Foreign exchange (losses) gains	$ (24,210)	$ 22,399
Interest benefit	18,814	20,880

Balance sheet presentation

The following table presents the locations in the consolidated balance sheets and fair value of derivative instruments as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Asset derivatives:		
Designated foreign currency forward contracts	$ 1,629	$ 3,154
Non-designated foreign currency forward contracts	937	41
Cross-currency interest rate swap	16,883	48,503
Prepaid expenses and other current assets	19,449	51,698
Cross-currency interest rate swap	—	11,912
Other assets	—	11,912
Total asset derivatives	$ 19,449	$ 63,610
Liability derivatives:		
Designated foreign currency forward contracts	$ 1,866	$ 983
Non-designated foreign currency forward contracts	1,340	477
Other current liabilities	3,206	1,460
Cross-currency interest rate swap	32,097	—
Other liabilities	32,097	—
Total liability derivatives	$ 35,303	$ 1,460

See Note 13 for information on the location and amount of gains and losses attributable to derivatives that were reclassified from AOCI to expense (income), net of tax.

For the years ended December 31, 2023, 2022 and 2021, there was no ineffectiveness related to our hedging derivatives.

Note 12 — Fair value measurement

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability, using assumptions that market participants would use in pricing an asset or liability. Under GAAP, there is a three-level hierarchy of the inputs (i.e., assumptions that market participants would use in pricing an asset or liability) used to measure fair value. The categorization within the valuation hierarchy is based on the lowest level of input that is significant to the entire fair value measurement.

The levels of inputs within the hierarchy used to measure fair value are as follows:

Level 1 — inputs to the fair value measurement that are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — inputs to the fair value measurement that include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — inputs to the fair value measurement that are unobservable inputs for the asset or liability.

The following tables provide information regarding our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022:

	Basis of fair value measurement			
	December 31, 2023	(Level 1)	(Level 2)	(Level 3)
Investments in marketable securities	$ 5,306	$ 5,306	$ —	$ —
Derivative assets	19,449	—	19,449	—
Derivative liabilities	35,303	—	35,303	—
Contingent consideration liabilities	39,486	—	—	39,486

	Basis of fair value measurement			
	December 31, 2022	(Level 1)	(Level 2)	(Level 3)
Investments in marketable securities	$ 10,097	$ 10,097	$ —	$ —
Derivative assets	63,610	—	63,610	—
Derivative liabilities	1,460	—	1,460	—
Contingent consideration liabilities	44,022	—	—	44,022

There were no transfers of financial assets or liabilities into or out of Level 3 within the fair value hierarchy during the years ended December 31, 2023 or 2022.

Valuation Techniques

Our financial assets valued based upon Level 1 inputs are comprised of investments in marketable securities held in trust, which are available to satisfy benefit obligations under Company benefit plans and other arrangements. The investment assets of the trust are valued using quoted market prices.

Our financial assets and liabilities valued based upon Level 2 inputs are comprised of foreign currency forward contracts and cross-currency interest rate swap agreements. We use foreign currency forward contracts and cross-currency interest rate swap agreements to manage foreign currency transaction exposure as well as exposure to foreign currency denominated monetary assets and liabilities. We measure the fair value of the foreign currency forward and cross-currency swap agreements by calculating the amount required to enter into offsetting contracts with similar remaining maturities, based on quoted market prices, and taking into account the creditworthiness of the counterparties.

Our financial liabilities valued based upon Level 3 inputs are comprised of contingent consideration arrangements pertaining to our acquisitions.

Contingent consideration

Contingent consideration liabilities, which primarily consist of payment obligations that are contingent upon the achievement of revenue-based goals, but also can be based on other milestones such as regulatory approvals, are remeasured to fair value each reporting period using assumptions including revenue growth rates (based on internal operational budgets and long-range strategic plans), revenue volatility, discount rates, probability of payment and projected payment dates.

We determine the fair value of certain contingent consideration liabilities using a Monte Carlo simulation (which involves a simulation of future revenues during the earn-out period using management's best estimates) or discounted cash flow analysis. Increases in projected revenues, estimated cash flows and probabilities of payment may result in significantly higher fair value measurements; decreases in these items may have the opposite effect. Increases in the discount rates in periods prior to payment may result in significantly lower fair value measurements and decreases in the discount rates may have the opposite effect. As of December 31, 2023, the maximum amount we could be required to pay under the contingent consideration arrangements related to the Palette and Standard Bariatrics acquisitions was $177.0 million.

The table below provides additional information regarding the valuation technique and inputs used in determining the fair value of our significant contingent consideration liabilities.

Contingent Consideration Liability	Valuation Technique	Unobservable Input	Range (Weighted average)
Revenue-based			
	Monte Carlo simulation	Revenue volatility	15.1% - 20.3% (18.8%)
		Risk free rate	Cost of debt structure
		Projected year of payment	2025 - 2026

The following table provides information regarding changes in our contingent consideration liabilities for the years ended December 31, 2023 and 2022:

	Contingent consideration			
		2023		2022
Beginning balance – January 1	$	44,022	$	9,814
Initial estimate upon acquisition		27,000		38,800
Payments		(4,293)		(6,975)
Revaluations and other adjustments		(27,243)		2,350
Translation adjustment		—		33
Ending balance – December 31	$	39,486	$	44,022

Note 13 — Shareholders' equity

Our authorized capital is comprised of 200 million common shares, $1 par value, and 500,000 preference shares. No preference shares have been outstanding during the last three years.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner except that the weighted average number of shares is increased to include dilutive securities. The following table provides a reconciliation of basic to diluted weighted average shares outstanding:

	2023	2022	2021
Basic	46,981	46,898	46,774
Dilutive effect of share based awards	323	411	653
Diluted	47,304	47,309	47,427

Weighted average shares that were antidilutive and therefore excluded from the calculation of diluted earnings per share were 0.7 million, 0.5 million, and 0.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The following table provides information relating to the changes in accumulated other comprehensive income (loss), net of tax, for each of the years ended December 31, 2023 and 2022:

	Cash Flow Hedges	Pension and Other Postretirement Benefit Plans	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2021	$ 1,081	$ (138,290)	$ (209,750)	$ (346,959)
Other comprehensive income (loss) before reclassifications	7,179	(2,606)	(62,904)	(58,331)
Amounts reclassified from accumulated other comprehensive income	(3,329)	5,097	—	1,768
Net current-year other comprehensive income (loss)	3,850	2,491	(62,904)	(56,563)
Balance at December 31, 2022	4,931	(135,799)	(272,654)	(403,522)
Other comprehensive income before reclassifications	8,314	42,380	44,902	95,596
Amounts reclassified from accumulated other comprehensive income	(11,849)	5,370	—	(6,479)
Net current-year other comprehensive (loss) income	(3,535)	47,750	44,902	89,117
Balance at December 31, 2023	$ 1,396	$ (88,049)	$ (227,752)	$ (314,405)

The following table provides information relating to the (gains) losses recognized in the statements of income including the reclassifications of losses (gains) in accumulated other comprehensive (loss) income into expense/

(income), net of tax, for the years ended December 31, 2023, 2022 and 2021:

		Year Ended December 31,		
		2023	**2022**	**2021**
(Gains) losses on designated foreign exchange forward contracts:				
Cost of goods sold	$	(12,234) $	(3,532) $	1,150
Total before tax		(12,234)	(3,532)	1,150
Taxes expense		385	203	62
Net of tax		(11,849)	(3,329)	1,212
Amortization of pension and other postretirement benefits items:				
Actuarial losses (1)		7,989	7,660	8,543
Prior-service credits (1)		(1,008)	(1,017)	(1,012)
Total before tax		6,981	6,643	7,531
Tax benefit		(1,611)	(1,546)	(1,756)
Net of tax		5,370	5,097	5,775
Impact on income from continuing operations, net of tax	$	(6,479) $	1,768 $	6,987

(1) These accumulated other comprehensive (loss) income components are included in the computation of net benefit cost of pension and other postretirement benefit plans (see Note 16 for additional information).

Note 14 — Stock compensation plans

In May 2023, our stockholders approved the Teleflex Incorporated 2023 Stock Incentive Plan (the "2023 Plan"), which replaced our 2014 Stock Incentive Plan (the "2014 Plan"), under which stock options, restricted stock awards and performance share units ("PSUs") previously were granted. The 2023 Plan provides for several different kinds of awards, including stock options, stock appreciation rights, stock awards, stock unit awards and other stock-based awards to directors, officers and key employees. Under the 2023 Plan, the Company is authorized to issue up to 4.3 million shares of common stock, subject to adjustment in accordance with special share counting rules in the 2023 Plan that, among other things, (i) count shares underlying a stock option or stock appreciation right (each, an "option award") as one share and each share underlying any other type of award (a "stock award") as 2.6 shares, (ii) increases the shares the Company is authorized to issue by one or 2.6 shares for each share underlying an option award or stock award, respectively, under the 2014 Plan and our 2008 Stock Incentive Plan (the "2018 Plan" and, together with the 2014 Plan, the "Prior Plans") that have been cancelled, expired, settled in cash or forfeited after December 31, 2022 and (iii) decrease the number of shares the Company is authorized to issue by one share and 2.6 shares for each share underlying an option award or stock award, respectively, granted under the Prior Plans between January 1, 2023 and the May 5, 2023 adoption of the 2023 Plan by the Company's stockholders. Options granted under the 2023 Plan have an exercise price equal to the closing price of the Company's common stock on the date of the grant. In 2023, the Company granted incentive and non-qualified options to purchase 189,388 shares of common stock and granted restricted stock units representing 98,201 shares of common stock under the 2023 Plan.

Under our equity incentive program, we issue PSUs designed to further incentivize to our senior management with respect to the achievement of our long term financial objectives. The PSU component of the equity incentive program is designed to provide shares of our common stock to the holder based upon our achievement of certain financial performance criteria during a designated performance period of three years. The number of shares to be awarded under the PSUs granted are subject to modification based upon our total stockholder return relative to a designated group of public companies. Assuming target performance is achieved, a total of 34,256 shares of common stock would be issuable in respect of the PSUs granted and a maximum of 85,772 shares would be issuable in respect of such PSUs upon achievement of maximum performance levels. The following table summarizes the share-based compensation activity:

		2023	**2022**	**2021**
Share-based compensation expense	$	31,465 $	27,224 $	22,937
Total income tax benefit recognized for share-based compensation arrangements		7,820	6,824	10,912
Net excess tax benefit		1,351	1,292	6,355

The unrecognized compensation expense for all awards granted in 2023 as of the grant date was $41.5 million, which will be recognized over the vesting period of the awards. As of December 31, 2023, 3,939,853 shares were available for future grants under the Plan.

Option Awards

The fair value of options granted in 2023, 2022 and 2021 was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used:

	2023	2022	2021
Risk-free interest rate	4.13 %	1.56 %	0.67 %
Expected life of option	5.07 years	5.03 years	5.01 years
Expected dividend yield	0.57 %	0.41 %	0.34 %
Expected volatility	31.42 %	30.09 %	30.03 %

The following table summarizes the option activity during 2023:

	Shares Subject to Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life In Years	Aggregate Intrinsic Value
Outstanding, beginning of the year	1,228,848	$ 230.58		
Granted	189,388	238.92		
Exercised	(99,799)	108.19		
Forfeited or expired	(24,662)	319.20		
Outstanding, end of the year	1,293,775	239.55	4.7	$ 55,105
Exercisable, end of the year	988,794	$ 226.34	3.5	$ 52,939

The weighted average grant date fair value for options granted during 2023, 2022 and 2021 was $76.46, $88.92 and $103.87, respectively. The total intrinsic value of options exercised during 2023, 2022 and 2021 was $13.5 million, $5.0 million and $27.4 million, respectively.

We recorded $11.8 million of expense related to options during 2023, which is included in cost of goods sold or selling, general and administrative expenses. As of December 31, 2023, the unamortized share-based compensation cost related to non-vested stock options, net of expected forfeitures, was $14.9 million, which is expected to be recognized over a weighted-average period of 1.6 years. Authorized but unissued shares of our common stock are issued upon exercises of options.

Stock Awards

The fair value of PSUs granted were determined using a Monte Carlo simulation valuation model. The grant date fair value for the 2023 awards was $244.08.

The fair value for restricted stock units granted in 2023, 2022 and 2021 was estimated at the date of grant based on the market price for the underlying stock on the grant date discounted for the risk free interest rate and the present value of expected dividends over the vesting period. The following weighted-average assumptions were used:

	2023	2022	2021
Risk-free interest rate	4.53 %	1.57 %	0.28 %
Expected dividend yield	0.57 %	0.42 %	0.34 %

The following table summarizes the non-vested restricted stock unit activity during 2023:

	Number of Non-Vested Shares	Weighted Average Grant-Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	
Outstanding, beginning of the year	147,968	$	349.42			
Granted	98,201		235.14			
Vested	(34,623)		346.01			
Forfeited	(21,046)		318.02			
Outstanding, end of the year	190,500	$	294.63	1.4	$	47,709

We issued 98,201, 85,780 and 59,210 of non-vested restricted stock units in 2023, 2022 and 2021, respectively, the majority of which provide for vesting as to all underlying shares on the third anniversary of the grant date. The weighted average grant-date fair value for non-vested restricted stock units granted during 2023, 2022 and 2021 was $235.14, $323.35 and $398.59, respectively.

We recorded $16.8 million of expense related to stock awards during 2023, which is included in cost of goods sold or selling, general and administrative expenses. As of December 31, 2023, the unamortized share-based compensation cost related to non-vested restricted stock units, net of estimated forfeitures, was $21.2 million, which is expected to be recognized over a weighted-average period of 1.4 years. We use treasury stock to provide shares of common stock in connection with vesting of the stock awards.

Note 15 — Income taxes

The following table summarizes the components of the provision for income taxes from continuing operations:

		2023		2022		2021
Current:						
Federal	$	51,717	$	32,798	$	134,336
State		8,266		8,747		16,970
Non-U.S.		30,408		56,442		35,399
Deferred:						
Federal		(24,396)		(27,528)		(85,272)
State		5,439		10,116		(16,933)
Non-U.S.		5,006		2,428		(10,151)
	$	76,440	$	83,003	$	74,349

At December 31, 2023, the cumulative unremitted earnings of subsidiaries outside the U.S. that are considered non-permanently reinvested and for which taxes have been provided approximated $1.4 billion. At December 31, 2023, the cumulative unremitted earnings of subsidiaries outside the U.S. that are considered permanently reinvested approximated $0.3 billion. Earnings considered permanently reinvested are expected to be reinvested indefinitely and, as a result, no additional deferred tax liability has been recognized with regard to these earnings.

The following table summarizes the U.S. and non-U.S. components of income from continuing operations before taxes:

		2023		2022		2021
U.S.	$	45,363	$	164,151	$	209,231
Non-U.S.		388,649		281,768		350,237
	$	434,012	$	445,919	$	559,468

Reconciliations between the statutory federal income tax rate and the effective income tax rate are as follows:

	2023	2022	2021
Federal statutory rate	21.0 %	21.0 %	21.0 %
Tax effect of international items	(6.1)	(4.6)	(6.0)
Legal entity rationalization - deferred taxes	5.7	—	—
Excess tax benefits related to share-based compensation	(0.3)	(0.3)	(1.1)
State taxes, net of federal benefit	0.4	3.4	0.1
Uncertain tax contingencies	(0.6)	(0.4)	(0.1)
Contingent consideration	(1.3)	0.1	0.2
Research and development tax credit	(1.3)	(1.0)	(0.8)
Other, net	0.1	0.5	—
	17.6 %	18.6 %	13.3 %

The effective income tax rate for 2023 was 17.6% compared to 18.6% for 2022. The effective income tax rate for 2023 reflects the impact of deferred charges resulting from a legal entity rationalization and the impact of a non-taxable contingent consideration adjustment recognized in connection with a decrease in the estimated fair value of our contingent consideration liabilities. Additionally, the effective income tax rate for 2023 reflects a tax benefit associated with the TRIP pension settlement charge. The effective income tax rate for 2022 reflects tax expense resulting from a deferred charge relating to the 2022 Restructuring Plan. The effective income tax rates for both 2023 and 2022 reflect tax expense resulting from a U.S. law effective in 2022 requiring capitalization of certain research and development expenditures. Additionally, the effective income tax rates for both 2023 and 2022 reflect a net excess tax benefit related to share-based compensation and a tax benefit from research and development tax credits.

We are routinely subject to examinations by various taxing authorities. In conjunction with these examinations and as a regular practice, we establish and adjust reserves with respect to its uncertain tax positions to address developments related to those positions. We realized a net benefit of $2.3 million, $2.0 million and $0.8 million in 2023, 2022 and 2021 respectively, as a result of reducing our reserves with respect to uncertain tax positions, principally due to the expiration of a number of applicable statutes of limitations.

The following table summarizes significant components of our deferred tax assets and liabilities at December 31, 2023 and 2022:

	2023	2022
Deferred tax assets:		
Tax loss and credit carryforwards	$ 114,147	$ 110,857
Lease Liabilities	30,397	32,339
Pension	—	1,163
Reserves and accruals	72,040	64,498
Other	33,472	24,013
Less: valuation allowances	(95,747)	(91,531)
Total deferred tax assets	154,309	141,339
Deferred tax liabilities:		
Property, plant and equipment	34,852	25,427
Intangibles — stock acquisitions	462,559	379,298
Unremitted non-U.S. earnings	61,734	67,833
Lease Assets	30,397	32,339
Other	14,099	18,926
Total deferred tax liabilities	603,641	523,823
Net deferred tax liability	$ (449,332)	$ (382,484)

Under the tax laws of various jurisdictions in which we operate, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future tax year. At December 31, 2023, the tax effect of such carryforwards approximated $114.1 million. Of this amount, $21.2 million has no expiration date, $6.6 million expires after 2023 but before the end of 2028 and $86.3 million expires after 2028. A portion of these carryforwards consists of tax losses and credits obtained by us as a result of acquisitions; the utilization of these carryforwards is subject to an annual limitation imposed by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), which limits a company's ability to deduct prior net operating losses following a more than 50 percent change in ownership. It is not expected that the Section 382 limitation will prevent us ultimately from utilizing the applicable loss carryforwards. The determination of state net operating loss carryforwards is dependent upon the U.S. subsidiaries' taxable income or loss, the state's proportion of each subsidiary's taxable net income and the application of state laws, which can change from year to year and impact the amount of such carryforward.

The valuation allowance for deferred tax assets of $95.7 million and $91.5 million at December 31, 2023 and 2022, respectively, relates principally to the uncertainty of our ability to utilize certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The valuation allowance was calculated in accordance with applicable accounting standards, which require that a valuation allowance be established and maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized.

Uncertain Tax Positions: The following table is a reconciliation of the beginning and ending balances for liabilities associated with unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Balance at January 1	$ 4,260	$ 6,105	$ 7,230
Increase in unrecognized tax benefits related to prior years	—	215	—
Decrease in unrecognized tax benefits related to prior years	—	(761)	—
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(2,287)	(1,117)	(956)
(Decrease) increase in unrecognized tax benefits due to foreign currency translation	47	(182)	(169)
Balance at December 31	$ 2,020	$ 4,260	$ 6,105

The total liabilities associated with the unrecognized tax benefits that, if recognized, would impact the effective tax rate for continuing operations, were $1.3 million at December 31, 2023.

We accrue interest and penalties associated with unrecognized tax benefits in income tax expense in the consolidated statements of income, and the corresponding liability is included in the consolidated balance sheets. The net interest expense (benefit) and penalties reflected in income from continuing operations for the year ended December 31, 2023 was $0.1 million and $(0.6) million, respectively; for the year ended December 31, 2022 was $0.2 million and $(0.2) million, respectively; and for the year ended December 31, 2021 was $0.2 million and $(0.3) million, respectively. The liabilities in the consolidated balance sheets for interest and penalties at December 31, 2023 were $0.4 million and $1.0 million, respectively, and at December 31, 2022 were $0.6 million and $1.5 million, respectively.

The taxable years for which the applicable statute of limitations remains open by major tax jurisdictions are as follows:

	Beginning	Ending
U.S.	2020	2023
Canada	2019	2023
China	2018	2023
Czech Republic	2020	2023
France	2021	2023
Germany	2011	2023
India	2015	2023
Ireland	2019	2023
Italy	2018	2023
Malaysia	2017	2023
Singapore	2019	2023

We are routinely subject to income tax examinations by various taxing authorities. As of December 31, 2023, the most significant tax examinations in process were in Germany and Italy. The date at which these examinations may be concluded and the ultimate outcome of the examinations are uncertain. As a result of the uncertain outcome of these ongoing examinations, future examinations or the expiration of statutes of limitation, it is reasonably possible that the related unrecognized tax benefits for tax positions taken could materially change from those recorded as liabilities at December 31, 2023. Due to the potential for resolution of certain examinations, and the expiration of various statutes of limitations, it is reasonably possible that our unrecognized tax benefits may change within the next year by a range of zero to $0.7 million.

Supplemental cash flow information

| | Year Ended December 31, | | |
	2023	**2022**	**2021**
Income taxes paid, net of refunds	$ 114,211	$ 162,046	$ 108,609

Note 16 — Pension and other postretirement benefits

We have a number of defined benefit pension and postretirement plans covering eligible U.S. and non-U.S. employees. The defined benefit pension plans are noncontributory. The benefits under these plans are based primarily on years of service and employees' pay near retirement. Our funding policy for U.S. plans is to contribute annually, at a minimum, amounts required by applicable laws and regulations. Obligations under non-U.S. plans are systematically provided for by depositing funds with trustees or by book reserves. As of December 31, 2023, no further benefits are being accrued under the U.S. defined benefit pension plans and the other postretirement benefit plans, other than certain postretirement benefit plans covering employees subject to a collective bargaining agreement.

In May 2023, our Board of Directors approved the termination of the Teleflex Incorporated Retirement Income Plan (the "TRIP"), a U.S. defined benefit plan, effective as of August 1, 2023. The TRIP is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is intended to be tax-qualified under Section 401(a) of the Code. Participation in and accrual of benefits under the TRIP have been frozen since 2012, and, as of December 31, 2023, the TRIP assets exceeded the liabilities. In June 2023, we notified participants of our intent to terminate the TRIP and requested a determination letter from the Internal Revenue Services ("IRS") stating that the TRIP satisfies the requirements, in form, to be tax-qualified under Code Section 401(a) upon termination. In September 2023, a notice of benefits was sent to participants, beneficiaries and alternate payees in connection with the proposed termination. Participants, beneficiaries and alternate payees who had not started their TRIP benefits were offered the opportunity to elect to receive their benefits in the form of a lump sum distribution in connection with the termination of the TRIP or to commence their benefits in the form of monthly annuity payments in accordance with TRIP terms. Because the TRIP is an ERISA plan, the termination is subject to approval by the Pension Benefit Guaranty Corporation ("PBGC"). In September 2023, we filed a termination notice with the PBGC for approval. After the termination has been approved by the PBGC, one or more annuity contracts with a qualifying insurer(s) will be purchased to provide TRIP benefits that have not already been distributed. While we expect to proceed with the termination, we may decide not to proceed for certain reasons including, for example, if the cost to terminate the TRIP exceeds our current expectations. Should the Company proceed with the termination, participants, beneficiaries, and alternate payees will each receive the full value of their benefit under the TRIP, paid either from TRIP assets or from an annuity contract purchase as described under this paragraph.

Upon settlement of the TRIP, we are required to remeasure the plan assets and obligation and will recognize a settlement loss for the recognition of the unrecognized losses in accumulated other comprehensive income including the effects of the remeasurement. In December 2023, we recognized a settlement charge of $45.2 million resulting from payments to eligible participants who elected the lump sum distribution option. As of December 31, 2023, the pre-tax accumulated other comprehensive loss related to the TRIP was approximately $150.5 million.

Teleflex and certain of our subsidiaries provide medical, dental and life insurance benefits to pensioners or their survivors. The associated plans are unfunded and approved claims are paid from our funds.

The following table provides information regarding the components of the net benefit (income) expense of the pension and postretirement benefit plans for the years ended December 31, 2023, 2022 and 2021:

	Pension			Other Benefits		
	2023	2022	2021	2023	2022	2021
Service cost	$ 1,435	$ 1,346	$ 1,467	$ —	$ —	$ —
Interest cost	17,297	10,776	9,272	824	477	418
Expected return on plan assets	(25,277)	(25,776)	(30,726)	—	—	—
Net amortization and deferral	8,536	7,900	8,589	(1,564)	(1,258)	(1,058)
Settlements	45,244	—	—	—	—	—
Net benefit expense (income)	$ 47,235	$ (5,754)	$ (11,398)	$ (740)	$ (781)	$ (640)

Net benefit expense (income) is primarily included in selling, general and administrative expenses within the consolidated statements of income.

The following table provides the weighted average assumptions for U.S. and foreign plans used in determining net benefit cost:

	Pension			Other Benefits		
	2023	2022	2021	2023	2022	2021
Discount rate	5.1 %	2.8 %	2.5 %	5.1 %	2.7 %	2.3 %
Rate of return	7.3 %	5.6 %	6.7 %			
Initial healthcare trend rate				6.1 %	6.4 %	6.8 %
Ultimate healthcare trend rate				4.5 %	4.5 %	4.5 %

The following table provides summarized information with respect to the pension and postretirement benefit plans, measured as of December 31, 2023 and 2022:

	Pension		Other Benefits	
	2023	2022	2023	2022
Benefit obligation, beginning of year	$ 356,757	$ 474,674	$ 18,620	$ 26,804
Service cost	1,435	1,346	—	—
Interest cost	17,297	10,776	824	477
Actuarial loss (gain)	11,557	(104,558)	(508)	(6,223)
Currency translation	1,067	(3,030)	—	—
Benefits paid	(21,208)	(21,472)	(1,910)	(2,491)
Liability gain due to settlement	(15,272)	—	—	—
Medicare Part D reimbursement	—	—	(3)	53
Plan amendments	—	—	(7,488)	—
Settlements	(73,932)	—	—	—
Administrative costs	(2,304)	(979)	—	—
Projected benefit obligation, end of year	275,397	356,757	9,535	18,620
Fair value of plan assets, beginning of year	357,270	469,793		
Actual return on plan assets	23,740	(89,506)		
Contributions	1,276	1,464		
Benefits paid	(95,139)	(21,472)		
Administrative costs	(2,304)	(979)		
Currency translation	670	(2,030)		
Fair value of plan assets, end of year	285,513	357,270		
Funded status, end of year	$ 10,116	$ 513	$ (9,535)	$ (18,620)

The actuarial loss for pension for the year ended December 31, 2023 was primarily due to a decrease in the discount rate used to measure the obligation, offset by demographic gains. The actuarial gain for pension for the year ended December 31, 2022 was primarily due to an increase in the discount rate used to measure the obligation.

The accumulated benefit obligations (ABO) and the projected benefit obligations (PBO) for plans with ABO and PBO in excess of plan assets were $262.6 million and $263.2 million, respectively, at December 31, 2023 and $345.5 million and $346.0 million respectively, at December 31, 2022. The fair value of plan assets for plans with PBO and ABO in excess of plan assets were $272.3 million and $345.7 million, respectively, at December 31, 2023 and December 31, 2022, respectively.

The following table sets forth the amounts recognized in the consolidated balance sheet with respect to the pension and postretirement plans:

	Pension		Other Benefits	
	2023	2022	2023	2022
Other assets	$ 27,370	$ 16,870	$ —	$ —
Payroll and benefit-related liabilities	(1,439)	(1,408)	(1,361)	(2,175)
Pension and postretirement benefit liabilities	(15,815)	(14,949)	(8,174)	(16,445)
Accumulated other comprehensive loss (gain)	164,139	219,555	(14,244)	(7,812)
	$ 174,255	$ 220,068	$ (23,779)	$ (26,432)

The following tables set forth the amounts recognized in accumulated other comprehensive income with respect to the plans:

	Pension			
	Prior Service Cost	Net Loss or (Gain)	Deferred Taxes	Accumulated Other Comprehensive Loss, Net of Tax
Balance at December 31, 2021	$ 200	$ 217,939	$ (77,273)	$ 140,866
Reclassification adjustments related to components of Net Periodic Benefit Cost recognized during the period:				
Net amortization and deferral	—	(7,900)	1,832	(6,068)
Amounts arising during the period:				
Actuarial changes in benefit obligation	—	10,724	(2,271)	8,453
Impact of currency translation	—	(1,408)	365	(1,043)
Balance at December 31, 2022	200	219,355	(77,347)	142,208
Reclassification adjustments related to components of Net Periodic Benefit Cost recognized during the period:				
Net amortization and deferral	(9)	(8,527)	1,961	(6,575)
Amounts arising during the period:				
Actuarial changes in benefit obligation	—	(47,453)	10,805	(36,648)
Impact of currency translation	—	573	(139)	434
Balance at December 31, 2023	$ 191	$ 163,948	$ (64,720)	$ 99,419

	Other Benefits			
	Prior Service Cost	Net (Gain) or Loss	Deferred Taxes	Accumulated Other Comprehensive Loss, Net of Tax
Balance at December 31, 2021	$ (3,652)	$ 805	$ 271	$ (2,576)
Reclassification adjustments related to components of Net Periodic Benefit Cost recognized during the period:				
Net amortization and deferral	1,017	241	(287)	971
Amounts arising during the period:				
Actuarial changes in benefit obligation	—	(6,223)	1,419	(4,804)
Balance at December 31, 2022	(2,635)	(5,177)	1,403	(6,409)
Reclassification adjustments related to components of Net Periodic Benefit Cost recognized during the period:				
Net amortization and deferral	1,017	547	(359)	1,205
Amounts arising during the period:				
Actuarial changes in benefit obligation	—	(7,996)	1,830	(6,166)
Balance at December 31, 2023	$ (1,618)	$ (12,626)	$ 2,874	$ (11,370)

The following table provides the weighted average assumptions for U.S. and foreign plans used in determining benefit obligations:

	Pension		Other Benefits	
	2023	2022	2023	2022
Discount rate	4.7 %	5.1 %	5.0 %	5.1 %
Rate of compensation increase	3.0 %	3.0 %		
Initial healthcare trend rate			6.6 %	5.9 %
Ultimate healthcare trend rate			4.5 %	4.5 %

The discount rate represents the interest rate used to determine the present value of future cash flows currently expected to be required to settle the pension and other benefit obligations. The weighted average discount rates for U.S. pension plans and other benefit plans of 4.81% and 4.97%, respectively, were established by comparing the projection of expected benefit payments to the AA Above Median yield curve as of December 31, 2023. The expected benefit payments are discounted by each corresponding discount rate on the yield curve. For payments beyond 30 years, we extend the curve assuming that the discount rate derived in year 30 is extended to the end of the plan's payment expectations. Once the present value of the string of benefit payments is established, we determine the single rate on the yield curve that, when applied to all obligations of the plan, will exactly match the previously determined present value.

As part of the evaluation of pension and other postretirement assumptions, we applied assumptions for mortality and healthcare cost trends that incorporate generational white and blue collar mortality trends. In determining its benefit obligations, we used generational tables that take into consideration increases in plan participant longevity.

Our assumption for the expected return on plan assets is primarily based on the determination of an expected return for its current portfolio. This determination is made using assumptions for return and volatility of the portfolio. Asset class assumptions are set using a combination of empirical and forward-looking analysis. To the extent historical results have been affected by unsustainable trends or events, the effects of those trends are quantified and removed. We apply a variety of models for filtering historical data and isolating the fundamental characteristics of asset classes. These models provide empirical return estimates for each asset class, which are then reviewed and combined with a qualitative assessment of long term relationships between asset classes before a return estimate is finalized. The qualitative analysis is intended to provide an additional means for addressing the effect of unrealistic or unsustainable short-term valuations or trends, resulting in return levels and behavior we believe are more likely to prevail over long periods. Effective in 2023, we changed the expected return on plan assets of the U.S. pension plans from 7.40% to 4.81% due to modifications to the investment strategy in order to reflect expected return assumptions based on recent capital market movements.

The accumulated benefit obligation for all U.S. and foreign defined benefit pension plans was $274.9 million and $356.3 million for 2023 and 2022, respectively. All of the pension plans had accumulated benefit obligations in excess of their respective plan assets as of December 31, 2023 and 2022, with the exception of one foreign plan that had plan assets of $1.0 million and $0.8 million in excess of the accumulated benefit obligation as of December 31, 2023 and 2022, respectively.

Our investment objective is to achieve an enhanced long-term rate of return on plan assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the availability of benefits for participants. These investments are comprised of fixed income mutual funds. Our target allocation percentage is 100% fixed-income securities. Fixed-income funds are held for diversification relative to equities and as a partial hedge of interest rate risk with respect to plan liabilities. The plans may also hold cash to meet liquidity requirements. Actual performance may not be consistent with the respective investment strategies. Investment risks and returns are measured and monitored on an ongoing basis through annual liability measurements and investment portfolio reviews to determine whether the asset allocation targets continue to represent an appropriate balance of expected risk and reward.

The following table provides the fair values of the pension plan assets at December 31, 2023 by asset category:

		Fair Value Measurements		
Asset Category (a)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 909	$ 909	$ —	$ —
Money market funds	4,424	4,424	—	—
Fixed income securities:				
Intermediate duration fund (e)	193,674	193,674	—	—
Long duration bond fund (f)	1,357	1,357	—	—
Corporate, government and foreign bonds	72,037	—	72,037	—
Absolute return credit fund (i)	317	—	317	—
Other types of investments:				
Contract with insurance company (k)	12,795	—	—	12,795
Total investments at fair value	$ 285,513	$ 200,364	$ 72,354	$ 12,795
Total	$ 285,513			

The following table provides the fair values of the pension plan assets at December 31, 2022 by asset category:

Asset Category (a)	Total	Fair Value Measurements		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 769	$ 769	$ —	$ —
Money market funds	13	13	—	—
Equity securities:				
Managed volatility (b)	46,721	46,721	—	—
U.S. small/mid-cap equity (c)	6,054	6,054	—	—
World equity (excluding U.S.) (d)	28,159	28,159	—	—
Fixed income securities:				
Intermediate duration fund (e)	105,865	105,865	—	—
Long duration bond fund (f)	87,018	87,018	—	—
Corporate bond fund (g)	6,092	6,092	—	—
Emerging markets debt fund (h)	6,284	6,284	—	—
Corporate, government and foreign bonds	58,572	—	58,572	—
Absolute return credit fund (i)	427	—	427	—
Asset backed – home loans	153	—	153	—
Other types of investments:				
Structured credit (j)	29	29		—
Contract with insurance company (k)	11,114	—	—	11,114
Total investments at fair value	$ 357,270	$ 287,004	$ 59,152	$ 11,114
Total	$ 357,270			

(a) Information on asset categories described in notes (b)-(l) is derived from prospectuses and other material provided by the respective funds comprising the respective asset categories.

(b) This category comprises mutual funds that invest in securities of U.S. and non-U.S. companies of all capitalization ranges that exhibit relatively low volatility.

(c) This category comprises a mutual fund that invests at least 80% of its net assets in equity securities of small and mid-sized companies. The fund invests in common stocks or exchange traded funds holding common stock of U.S. companies with market capitalizations in the range of companies in the Russell 2500 Index.

(d) This category comprises a mutual fund that invests at least 80% of its net assets in equity securities of foreign companies. These securities may include common stocks, preferred stocks, warrants, exchange traded funds based on an international equity index, derivative instruments whose value is based on an international equity index and derivative instruments whose value is based on an underlying equity security or a basket of equity securities. The fund invests in securities of foreign issuers located in developed and emerging market countries. However, the fund will not invest more than 35% of its assets in the common stocks or other equity securities of issuers located in emerging market countries.

(e) This category comprises a mutual fund that invests in instruments or derivatives having economic characteristics similar to fixed income securities. The fund invests in investment grade fixed income instruments, including U.S. and foreign corporate obligations, fixed income securities issued by sovereigns or agencies in both developed and emerging foreign markets, debt obligations issued by governments or other municipalities, and securities issued or guaranteed by the U.S. Government and its agencies. The fund will seek to maintain an effective average duration between three and ten years, and uses derivative instruments, including interest rate swap agreements and credit default swaps, for the purpose of managing the overall duration and yield curve exposure of the Fund's portfolio of fixed income securities.

(f) This category comprises a mutual fund that invests in instruments or derivatives having economic characteristics similar to fixed income securities. The fund invests in investment grade fixed income instruments, including securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities, corporate bonds, asset-backed securities, exchange traded funds, mortgage-backed securities and collateralized mortgage-backed securities. The fund invests primarily in long duration government and corporate fixed income securities, and uses derivative instruments, including interest rate swap agreements and Treasury futures contracts, for the purpose of managing the overall duration and yield curve exposure of the Fund's portfolio of fixed income securities.

(g) This category comprises funds that invest primarily in higher-yielding fixed income securities, including corporate bonds and debentures, convertible and preferred securities and zero coupon obligations.

(h) This category comprises a mutual fund that invests at least 80% of its net assets in fixed income securities of emerging market issuers, primarily in U.S. dollar-denominated debt of foreign governments, government-related and corporate issuers in emerging market countries and entities organized to restructure the debt of those issuers.

(i) This category comprises a mutual fund that invests primarily in investment grade bonds and similar fixed income and floating rate securities.

(j) This category comprises a fund that invests primarily in collateralized debt obligations and other structured credit vehicles and may include fixed income securities, loan participations, credit-linked notes, medium-term notes, pooled investment vehicles and derivative instruments.

(k) This category comprises the asset established out of an agreement to purchase a bulk-annuity policy from an insurer to fully cover the liabilities for members of the pension plan. The asset value is based on the fair value of the contract as determined by the insurance company using inputs that are not observable.

Our contributions to U.S. and foreign pension plans during 2024 are expected to be approximately $1.4 million. Contributions to postretirement healthcare plans during 2024 are expected to be approximately $1.4 million.

The following table provides information about the expected benefit payments under its U.S. and foreign plans for each of the five succeeding years and the aggregate of the five years thereafter:

	Pension	Other Benefits
2024	$ 23,044	$ 1,360
2025	21,870	1,346
2026	21,751	990
2027	21,346	728
2028	21,066	673
Years 2029 — 2033	99,009	2,761

We maintain a number of defined contribution savings plans covering eligible U.S. and non-U.S. employees. We partially match employee contributions. Costs related to these plans were $26.1 million, $24.3 million and $23.2 million for 2023, 2022 and 2021, respectively.

Note 17 — Commitments and contingent liabilities

Environmental: We are subject to contingencies as a result of environmental laws and regulations that in the future may require us to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by us or other parties. Much of this liability results from the U.S. Comprehensive Environmental Response, Compensation and Liability Act, often referred to as Superfund, the U.S. Resource Conservation and Recovery Act and similar state laws. These laws require us to undertake certain investigative and remedial activities at sites where we conduct or once conducted operations or at sites where Company-generated waste was disposed.

Remediation activities vary substantially in duration and cost from site to site. The nature of these activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, the regulatory agencies involved and their enforcement policies, as well as the presence or absence of other potentially responsible parties. At December 31, 2023 and 2022, we have recorded $2.5 million in accrued liabilities and $3.8 million and $3.2 million, respectively in other liabilities relating to these matters. Considerable uncertainty exists with respect to these liabilities, and if adverse changes in circumstances occur, potential liability may exceed the amount accrued as of December 31, 2023. The time frame over which the accrued amounts may be paid out, based on past history, is estimated to be 10-15 years.

Legal matters: We are a party to various lawsuits and claims arising in the normal course of business. These lawsuits and claims include actions involving product liability, intellectual property, employment, environmental and other matters. As of December 31, 2023 and 2022, we have recorded accrued liabilities of $0.8 million and $0.5 million, respectively, in connection with such contingencies, representing our best estimate of the cost within the range of estimated possible losses that will be incurred to resolve these matters.

Other: In 2015, the Italian parliament enacted legislation that, among other things, imposed a "payback" measure on medical device companies that supply goods and services to the Italian National Healthcare System. Under the measure, companies are required to make payments to the Italian government if medical device expenditures in a given year exceed regional expenditure ceilings established for that year. The payment amounts are calculated based on the amount by which the regional ceilings for the given year were exceeded. Considerable uncertainty exists related to the enforceability of and implementation process for the payback law. In response to decrees issued by the Italian Ministry of Health, the various Italian regions issued invoices to medical device companies, including Teleflex, under the payback measure in the fourth quarter of 2022 seeking payment with respect to excess expenditures for the years 2015 through 2018. Following the issuance of the invoices, we and numerous other medical device companies filed appeals with the Italian administrative courts challenging the enforceability of the payback measure, which appeals remain pending. As of December 31, 2023, our reserve for this matter is $14.5 million, of which, $3.2 million was recorded as a reduction of revenue for 2023. If the payback was to ultimately be enforced in its existing form, we estimate that we would be required to remit payments in excess of our current reserve of up to $22.9 million.

On April 4, 2023, one of our Mexican subsidiaries received a notification from the Mexican Federal Tax Administration Service ("SAT") setting forth its preliminary findings with respect to a foreign trade operations audit carried out by SAT for the period from July 1, 2017 to June 6, 2019. The preliminary findings stated that our Mexican subsidiary did not evidence the export of goods temporarily imported under Mexico's Manufacturing, Maquila and Export Services Industries Program ("IMMEX Program"), therefore triggering the potential obligation for payment of import duties, value added tax, customs processing fees and other fines and penalties, which may cause an adverse impact on our gross profit in the future. In response to the notification, our Mexican subsidiary has requested that the matter be referred to the Procuraduría de la Defensa del Contribuyente, or "PRODECON," (local tax ombudsperson) to help facilitate the process. In June 2023, SAT was provided with the appropriate documentation evidencing the export of the goods in accordance with the requirements of the IMMEX Program.

While we cannot predict with certainty the outcome of this audit, based on currently known information, we do not believe a loss is either probable or estimable. Accordingly, no loss contingency has been recorded in our financial statements as of December 31, 2023 related to this matter. However, if the final resolution of the matter is not favorable to us, our Mexican subsidiary may be required to make payment of certain import duties, fines and surcharges, which could be material.

As part of our acquisition of Palette, we identified certain foreign tax liabilities that had not been properly recognized and paid by Palette prior to our acquisition. As part of our acquisition accounting, we have established a liability of $3.5 million, representing our best estimate of the outstanding tax liabilities including interest as of December 31, 2023. Subsequent to year end we requested the relevant foreign tax authority to re-assess Palette's previously filed tax returns for the related periods. If the tax authority disagrees with the basis for our request for reassessment of the previously filed returns and we are unsuccessful in defending our position, we may be required to pay an amount in excess of our current established liability, which could be material.

Note 18 — Business segments and other information

An operating segment is a component (a) that engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance, and (c) for which discrete financial information is available. We do not evaluate our operating segments using discrete asset information.

We have four reportable segments: Americas, EMEA (Europe, the Middle East and Africa), Asia (Asia Pacific) and OEM (Original Equipment Manufacturer and Development Services).

Our reportable segments, other than the OEM segment, design, manufacture and distribute medical devices primarily used in critical care and surgical applications and generally serve two end-markets: hospitals and healthcare providers, and home health. The products of these segments are most widely used in the acute care setting for a range of diagnostic and therapeutic procedures and in general and specialty surgical applications. The OEM segment designs, manufactures and supplies devices and instruments for other medical device manufacturers.

The following tables present our segment results for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
	2023	2022	2021
Americas	$ 1,715,331	$ 1,653,724	$ 1,659,309
EMEA	586,245	558,373	606,807
Asia	346,905	306,320	297,766
OEM	326,008	272,624	245,681
Net revenues	$ 2,974,489	$ 2,791,041	$ 2,809,563

	Year Ended December 31,		
	2023	2022	2021
Americas	$ 453,062	$ 452,030	$ 424,225
EMEA	52,190	42,465	94,865
Asia	90,095	82,786	84,648
OEM	86,206	65,379	56,210
Total segment operating profit [1]	681,553	642,660	659,948
Unallocated expenses [2]	(175,240)	(142,935)	(31,853)
Income from continuing operations before interest, loss on extinguishment of debt and taxes	$ 506,313	$ 499,725	$ 628,095

[1] Segment operating profit includes segment net revenues from external customers reduced by its standard cost of goods sold, adjusted for fixed manufacturing cost absorption variances, selling, general and administrative expenses, research and development expenses and an allocation of corporate expenses. Commencing on January 1, 2022, all corporate expenses are allocated amongst the segments in proportion to the respective amounts of net revenues. The change in the measure of segment operating profit does not impact period over period comparability because the change was immaterial. For the year ended December 31, 2021, corporate expenses were allocated among the segments in proportion to the respective amounts of one of several items (such as sales, numbers of employees, and amount of time spent), depending on the category of expense involved.

[2] Unallocated expenses primarily include manufacturing variances other than fixed manufacturing cost absorption variances, restructuring and impairment charges, gain on sale of business and settlement charges related to our plan to terminate the TRIP, as described in Note 16.

	Year Ended December 31,		
	2023	2022	2021
Americas	$ 169,059	$ 162,898	$ 164,102
EMEA	43,669	39,957	45,022
Asia	11,328	10,107	11,140
OEM	18,062	17,628	17,098
Consolidated depreciation and amortization	$ 242,118	$ 230,590	$ 237,362

Geographic data

The following tables provide total net revenues and total net property, plant and equipment by geographic region for the years ended December 31, 2023, 2022 and 2021 and as of December 31, 2023 and 2022, respectively.

	Year Ended December 31,		
	2023	2022	2021
Net revenues (based on selling location):			
U.S.	$ 1,879,898	$ 1,786,467	$ 1,769,488
Europe	665,185	622,343	665,000
Asia Pacific	307,513	270,749	263,022
All other	121,893	111,482	112,053
	$ 2,974,489	$ 2,791,041	$ 2,809,563

Net property, plant and equipment:	As of December 31, 2023	2022
U.S.	$ 200,969	$ 193,618
Malaysia	71,947	73,441
Mexico	112,339	82,334
All other	94,658	97,812
	$ 479,913	$ 447,205

F-42

TELEFLEX INCORPORATED
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at Beginning of Year	Additions (reversals) Charged to Income	Accounts Receivable Write-offs	Translation and Other	Balance at End of Year
December 31, 2023	$ 8,562	$ 1,893	$ (1,604)	$ 605	$ 9,456
December 31, 2022	$ 10,799	$ (786)	$ (1,750)	$ 299	$ 8,562
December 31, 2021	$ 12,875	$ 1,542	$ (3,001)	$ (617)	$ 10,799

DEFERRED TAX ASSET VALUATION ALLOWANCE

	Balance at Beginning of Year	Additions Charged to Expense	Reductions Credited to Expense	Translation and Other	Balance at End of Year
December 31, 2023	$ 91,531	$ 4,799	$ (4,937)	$ 4,354	$ 95,747
December 31, 2022	$ 143,177	$ 8,489	$ (59,520)	$ (615)	$ 91,531
December 31, 2021	$ 155,008	$ 7,770	$ (15,384)	$ (4,217)	$ 143,177

Teleflex Incorporated

Non-Gaap Reconciliations

Adjusted Earnings Per Share Reconciliation
(dollars in millions, except per share)

Adjusted INCOME Reconciliation	2020	2021	2022	2023
Amounts attributable to common shareholders:	**$ 335.8**	**$ 485.1**	**$ 362.9**	**$ 357.6**
income (loss) from continuing operations, net of tax	**$ 7.10**	**$ 10.23**	**$ 7.67**	**$ 7.56**
Restructuring, restructuring related and impairment items	$ 62.3	$ 48.7	$ 56.2	$ 36.3
	$ 1.32	$ 1.03	$ 1.19	$ 0.77
Acquisition, integration and divestiture related items	$ (28.0)	$ (61.1)	$ (0.5)	$ (19.3)
	$ (0.59)	$ (1.29)	$ (0.01)	$ (0.41)
ERP implementation	$ 0.0	$ 0.0	$ 0.0	$ 2.0
	$ 0.00	$ 0.00	$ 0.00	$ 0.04
Other items	$ 0.8	$ 2.3	$ 0.8	$ 0.0
	$ 0.02	$ 0.04	$ 0.02	$ 0.00
Pension termination costs	$ 0.0	$ 0.0	$ 0.0	$ 35.1
	$ 0.00	$ 0.00	$ 0.00	$ 0.74
Legal entity rationalization	$ 0.0	$ 0.0	$ 0.0	$ 31.5
	$ 0.00	$ 0.00	$ 0.00	$ 0.67
MDR	$ 11.3	$ 22.9	$ 39.8	$ 28.4
	$ 0.24	$ 0.48	$ 0.84	$ 0.60
Intangible amortization expense, net of tax	$ 134.3	$ 140.2	$ 157.2	$ 163.7
	$ 2.84	$ 2.96	$ 3.32	$ 3.46
Tax Adjustment, net of tax	$ (12.0)	$ (5.9)	$ 1.4	$ 4.4
	$ (0.25)	$ (0.12)	$ 0.03	$ 0.09
Adjusted income from continuing operations, net of tax	**$ 504.5**	**$ 632.2**	**$ 617.8**	**$ 639.7**
Adjusted earnings per share from continuing operations	**$ 10.67**	**$ 13.33**	**$ 13.06**	**$ 13.52**

Note: GAAP results represent amounts per Form 10K for the year referenced.

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Board of Directors
Listed in Order of Tenure

Stephen K. Klasko, M.D.[2]
Retired President and Chief
Executive Officer
Thomas Jefferson University
and Jefferson Health
Lead Director of the Board
and Nominating and
Governance Committee Chair

Stuart A. Randle[1, 2]
Retired Chief Executive Officer
Ivenix, Inc.
Compensation Committee Chair

Candace H. Duncan[3]
Retired Managing Partner
KPMG LLP
Audit Committee Chair

Gretchen R. Haggerty[3]
Retired Executive Vice President
and Chief Financial Officer
United States Steel Corp.

Andrew A. Krakauer[1]
Retired Chief Executive Officer
Cantel Medical Corp.

Liam Kelly
Chairman, President and
Chief Executive Officer
Teleflex Incorporated

John C. Heinmiller[3]
Retired Executive Vice President
and Chief Financial Officer
St. Jude Medical

Neena M. Patil[2]
Chief Legal Officer and
Executive Vice President
Legal and Corporate Affairs
Jazz Pharmaceuticals plc

Jaewon Ryu, M.D.[1]
President and Chief
Executive Officer, Geisinger

Board Committees
1 Compensation
2 Nominating and Governance
3 Audit

Senior Leadership

Liam Kelly
Chairman, President and
Chief Executive Officer

Thomas E. Powell
Executive Vice President and
Chief Financial Officer

Petro Barchuk
Vice President,
Financial Planning and Analysis

Karen Boylan
Corporate Vice President,
Global Strategic Projects

Howard Cyr
Corporate Vice President and
Chief Compliance Officer

John Deren
Corporate Vice President and
Chief Accounting Officer

Michael DiGiuseppe
President, Latin America
and Americas Commercial
Operations Group

Timothy Duffy
Vice President and
Chief Information Officer

James Ferguson
President and General
Manager, Surgical

Michelle Fox
Corporate Vice President and
Chief Medical Officer

Roger Graham
President and General Manager,
Interventional

Kevin Hardage
President and General Manager,
Interventional Urology

Marie Hendrixson
Vice President, Internal Audit

Cameron Hicks
Corporate Vice President
and Chief Human
Resources Officer

Matthew Howald
Vice President, Treasurer

Matthew James
President, EMEA
and Global Urology

Lawrence Keusch
Vice President of Investor
Relations and Strategy
Development

Michael Kryukov
Vice President, Global Tax

Lisa Kudlacz
President and General
Manager, Vascular

Bert Lane
Vice President,
Global Logistics and Distribution

Daniel V. Logue
Corporate Vice President,
General Counsel and Secretary

Praneet Mehrotra
President, APAC

Jake Newman
President, The Americas

Daniel Price
Corporate Vice President,
Commercial Finance

Dominik Reterski
Corporate Vice President, Quality
Assurance/Regulatory Affairs

Kevin Robinson
President and General
Manager, Anesthesia and
Emergency Medicine

Greg Stotts
President and
General Manager, OEM

Matt Tomkin
Corporate Vice President,
Corporate Development

Jay White
Corporate Vice President and
President, Global Commercial

James Winters
Corporate Vice President,
Manufacturing and Supply Chain

Investor Information

Teleflex Incorporated
550 East Swedesford Road
Wayne, Pennsylvania 19087

Investor Information
Market and ownership
of common stock:
New York Stock Exchange
Trading symbol: TFX

Investor Relations
Investors, analysts, and others
seeking information about the
company should contact:

  Lawrence Keusch
  Teleflex Incorporated
  lawrence.keusch@teleflex.com
  www.teleflex.com

A copy of the Annual Report
as filed with the Securities and
Exchange Commission on Form
10-K, interim reports on Form
10-Q, and current reports on
Form 8-K can be accessed
on the Investor page of the
company's website or can
be mailed upon request.

**Transfer Agent
and Registrar**
Questions concerning transfer
requirements, lost certificates,
dividends, duplicate mailings,
change of address, or other
stockholder matters should be
addressed to:

  Equiniti Trust Company, LLC
  48 Wall Street, Floor 23
  New York, NY 10005
  (800) 937-5449 (toll free)

Dividend Reinvestment
Teleflex Incorporated offers a
dividend reinvestment and direct
stock purchase and sale plan.
For enrollment information,
please contact Equiniti Trust
Company, LLC, Dividend
Reinvestment Department,
1-877-842-1572 (toll free).

**Code of Ethics and
Business Guidelines**
All Teleflex businesses around
the world share a common Code
of Ethics, which guides the way
we conduct business. The Code
is available on the Teleflex website
at www.teleflex.com.

Certifications
The certifications by the Chief
Executive Officer and the Chief
Financial Officer of Teleflex
Incorporated required under Section
302 of the Sarbanes-Oxley Act of
2002 have been filed as exhibits to
Teleflex Incorporated's 2022 Annual
Report on Form 10-K. In addition,
in May 2023, the Chief Executive
Officer of Teleflex Incorporated
certified to the New York Stock
Exchange ("NYSE") that he is not
aware of any violation by the
Company of NYSE corporate
governance listing standards, as
required by Section 303A.12(a) of the
NYSE Corporate Governance Rules.

**Independent Registered
Public Accounting Firm**
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

**Forward-Looking
Statements**
In accordance with the safe
harbor provisions of the Private
Securities Litigation Reform Act
of 1995, the company notes that
certain statements contained in
this report are forward-looking
in nature. These forward-looking
statements include matters such
as business strategies, market
potential, product deployment,
future financial performance, and
other future-oriented matters.
Such matters inherently involve
many risks and uncertainties.
For additional information, please
refer to the company's Securities
and Exchange Commission filings
and the Form 10-K included in
the Annual Report.



Corporate Headquarters

550 E. Swedesford Road, Suite 400, Wayne, PA 19087

610.225.6800 | www.teleflex.com